UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 8-K

CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 12, 2013 (November 11, 2013)

VENUS NEWCO, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED SHIRE PLC
(Exact name of registrant as specified in its charter)

Jersey, Channel Islands	0-29630	98-0601486
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland (Address of principal executive offices)

Registrant’s telephone number, including area code: +353 1 429 7700

(Former name or former address, if changed since last report)

_________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On November 11, 2013, Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland and a wholly owned subsidiary of Shire plc, a company incorporated in Jersey (“Shire”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among SPHIL, Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of SPHIL (“Purchaser”), ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), and, solely for the purposes set forth in Section 10.16 of the Merger Agreement, Shire, pursuant to which, among other things, Purchaser will commence a cash tender offer (the “Offer”) for all of the outstanding shares of ViroPharma’s common stock, par value $0.002 per share (the “Shares”), upon the terms and subject to the conditions of the Merger Agreement.

In connection, and immediately prior to the execution of the Merger Agreement, Shire and Shire Global Finance, a private unlimited company incorporated in England (“Shire Global Finance”), entered into a US $2.60 billion Facilities Agreement as more fully described below.

Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, SPHIL has agreed to cause Purchaser to commence a cash tender offer (as promptly as practicable, but in no event later than November 25, 2013) for all of the Shares at a purchase price of $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.  As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into ViroPharma (the “Merger”) pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with no stockholder vote required to consummate the Merger, and ViroPharma will survive as a wholly owned subsidiary of SPHIL. At the effective time of the Merger, any Shares not purchased pursuant to the Offer (other than Shares owned by SPHIL or Purchaser, or ViroPharma or any of its subsidiaries, and Shares owned by stockholders who have properly exercised any available rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive cash in an amount equal to the Offer Price.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.  Until the earlier of the termination of the Merger Agreement and the consummation of the Merger, ViroPharma has agreed to operate its business and the business of its subsidiaries in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement.  ViroPharma has agreed to cease all existing, and agreed not to solicit or initiate, discussions with third parties regarding other proposals to acquire ViroPharma.  However, ViroPharma may, subject to the terms and conditions set forth in the Merger Agreement, furnish information to, and engage in discussions and negotiations with, a third party that makes an unsolicited acquisition proposal.  Under certain circumstances and upon compliance with certain notice and other specified conditions set forth in the Merger Agreement, ViroPharma may terminate the Merger Agreement to accept a superior proposal.  The Merger Agreement contains certain termination rights for both SPHIL and ViroPharma and further provides that, upon termination of the Merger Agreement under certain circumstances, including if ViroPharma terminates the Merger Agreement to accept a superior proposal, ViroPharma may be required to pay SPHIL a termination fee of $127.14 million.  In addition, if either party terminates the Merger Agreement under certain circumstances due solely to a failure to obtain required competition clearances without the imposition of certain burdensome conditions, SPHIL may be required to pay ViroPharma a termination fee of $200 million.  Shire has guaranteed the performance by SPHIL and Purchaser of their obligations under the Merger Agreement.

Consummation of the Offer is subject to various conditions, including, among others, the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, termination of review or approval of the transaction by the United Kingdom Office of Fair Trading and other customary closing conditions, each as set forth in the Merger Agreement.  In addition, it is also a condition to the consummation of the Offer that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with the Shares, if any, then owned by SPHIL and its subsidiaries, represents at least a majority of the outstanding Shares as of the expiration date of the Offer.  Neither the Offer nor the Merger is subject to a financing condition.

Facilities Agreement

On November 11, 2013, Shire (as guarantor and an original borrower) and Shire Global Finance (as an original borrower) entered into a US $2.60 billion Facilities Agreement with, among others, Morgan Stanley Bank International Limited (acting as lead arranger and agent) (the “Facilities Agreement”).  The Facilities Agreement comprises two credit facilities: (i) a US $1.75 billion term loan facility and (ii) a US $0.85 billion term loan facility.  Shire has agreed to act as guarantor for any of its subsidiaries that are or become additional borrowers under the Facilities Agreement.

The US $1.75 billion term loan facility, which matures on November 10, 2014, may be used only to finance the purchase price payable in respect of Shire’s proposed acquisition of ViroPharma (including certain related costs) and for the redemption of Shire’s US $1.1 billion convertible bonds due 2014.  Shire has the option to extend the maturity of the US $1.75 billion term loan facility once by a further 364 days.

The US $0.85 billion term loan facility, which matures on November 11, 2015, may be used only to finance the purchase price payable in respect of Shire’s proposed acquisition of ViroPharma (including certain related costs).

Interest on any loans made under the facilities will be payable on the last day of each interest period, which may be one week or one, two, three or six months at the election of Shire, or as otherwise agreed with the lenders.  The interest rate applicable to the US $1.75 billion term loan facility is LIBOR plus 0.75% per annum and increases by 0.25% per annum on the earlier of (a) August 11, 2014 and (b) the later of the date on which all conditions to the Offer have been satisfied and May 11, 2014, and on three-month intervals thereafter.

The interest rate applicable to the US $0.85 billion term loan facility will commence at LIBOR plus 1.15% per annum until delivery of the compliance certificate for the year ending December 31, 2013 and thereafter is subject to change depending upon the prevailing ratio of Net Debt to EBITDA of the Group (each as defined in the Facilities Agreement), in respect of the most recently completed financial year or financial half year.

Shire shall also pay a commitment fee on the available but unutilized commitments under the $1.75 billion term loan facility and the US $0.85 billion term loan facility for the availability period applicable to each facility. With effect from first utilization, the commitment fee rate will be 35% of the applicable margin. Before first utilization, the commitment fee rate will increase in stages from 0% to 35% of the applicable margin over a period of 3 months.

The Facilities Agreement includes customary representations and warranties, covenants and events of default, including requirements that the ratio of Net Debt to EBITDA of the Group (each as defined in the Facilities Agreement) must not, at any time, exceed 3.5:1 for the Relevant Period (as defined in the Facilities Agreement), except that following certain acquisitions, including the Merger, Shire may elect to increase the ratio to 4.0:1 in the relevant period in which the acquisition was completed and the immediately following relevant period.  In addition, for each 12-month period ending December 31 or June 30, the ratio of EBITDA of the Group to Net Interest (each as defined in the Facilities Agreement) must not be less than 4.0:1.

The Facilities Agreement restricts (subject to certain covenants) Shire’s ability to incur additional financial indebtedness, grant security over its assets or provide or guarantee loans.  Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire. In addition, in certain circumstances, the net proceeds of certain shares, undertakings or business disposals by Shire must be applied towards the mandatory prepayment of the facilities, subject to certain exceptions.

Events of default under the facilities include: (i) non-payment of any amounts due under the facilities, (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the finance documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire and its subsidiaries, (vii) if it becomes unlawful for Shire or any of its subsidiaries that are parties to the Facilities agreement to perform their obligations or (viii) if Shire or any subsidiary of Shire which is a party to the Facilities Agreement repudiates the Facilities Agreement or any other finance document, among others.

The Facilities Agreement is governed by English law.

Additional Information

The foregoing is a general description of the Offer, Merger, Merger Agreement and Facilities Agreement; it does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Facilities Agreement, which are attached as Exhibit 2.1 and 2.2, respectively, to this Current Report on Form 8-K and incorporated in this report by reference.

The Merger Agreement is attached as an exhibit to this Current Report on Form 8-K to provide investors and Shire stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Shire, SPHIL, Purchaser or ViroPharma, or their affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Shire’s or ViroPharma’s stockholders.  In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Shire, SPHIL, Purchaser or ViroPharma or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.  For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Shire and ViroPharma publicly file with the SEC.  Shire acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The disclosure required by this item is included in Item 1.01 and is incorporated herein by reference.

Item 8.01 Other Events

On November 11, 2013, Shire and ViroPharma issued a joint press release announcing the execution of the Merger Agreement. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL VIROPHARMA COMMON STOCK. THE OFFER TO BUY VIROPHARMA COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (WHICH WILL BE FILED BY SPHIL AND A SUBSIDIARY OF SPHIL WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC)) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER (WHICH WILL BE FILED BY VIROPHARMA WITH THE SEC) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SHIRE, SPHIL AND VIROPHARMA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.  THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING SHIRE INVESTOR RELATIONS AT +1 781 482 0999 OR +44 1256 894157.

COPIES OF THESE MATERIALS AND ANY DOCUMENTATION RELATING TO THE TENDER OFFER ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication that are not historical facts are forward-looking statements.  Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time.  In the event such risks or uncertainties materialize, results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or Shire’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc.*

10.1	Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto.

99.1	Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013.

*The schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Shire will furnish copies of such schedules to the SEC upon its request; provided, however, that Shire may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shire

By:	/s/ Graham Hetherington
	Name:	Graham Hetherington
	Title:	Chief Financial Officer

 Date: November 12, 2013

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc.*

10.1	Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto.

99.1	Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013.

*The schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Shire will furnish copies of such schedules to the SEC upon its request; provided, however, that Shire may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of November 11, 2013,

among

SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED,

VENUS NEWCO, INC.,

VIROPHARMA INCORPORATED

and

SHIRE PLC
(solely for the purposes set forth in Section 10.16)

TABLE OF CONTENTS (continued)
		Page

Section 10.13	Consents and Approvals	70
Section 10.14	Severability	70
Section 10.15	Joint and Several Liability; Obligation of Parent	71
Section 10.16	Parent Holdco Guarantee	71

ARTICLE XI

DEFINITIONS AND EXHIBITS

Section 11.1	Definitions	72
Section 11.2	Exhibits, Appendix and Schedules; Interpretation	75

Appendix A	Defined Terms

Exhibit A	Offer Conditions

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2013 (this “Agreement”), is by and among SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED, a company incorporated in Ireland (“Parent”), VENUS NEWCO, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and VIROPHARMA INCORPORATED, a Delaware corporation (the “Company”), and, solely for the purposes set forth in Section 10.16, SHIRE PLC, a company incorporated in Jersey (“Parent Holdco”).

RECITALS

WHEREAS, Parent desires to acquire all of the outstanding shares of common stock, par value $0.002 per share, of the Company (“Company Common Stock”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the outstanding shares of Company Common Stock by Parent on the terms and subject to the conditions set forth in this Agreement, Parent proposes to cause Merger Sub to make a tender offer to purchase any (for the avoidance of doubt, subject to the Minimum Tender Condition) and all of the outstanding shares of Company Common Stock (as it may be amended from time to time as permitted under this Agreement, the “Offer”) for consideration of a price per share of Company Common Stock of $50.00 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, following consummation of the Offer, pursuant to the provisions of Section 251(h) of Delaware General Corporation Law (“DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, with the Company surviving the Merger as a wholly owned Subsidiary of Parent and, subject to certain limitations set forth herein, each share of Company Common Stock that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price;

WHEREAS, the Board of Directors of the Company has unanimously (a) adopted and declared the advisability of this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (b) declared that it is in the best interests of the Company and the stockholders of the Company (other than Parent and its Subsidiaries) that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement and that the stockholders of the Company tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein, (c) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Parent and its Subsidiaries) and (d) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has unanimously (i) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby are fair to and in the best interests of Parent and Merger Sub and (ii) approved, adopted and declared advisable this Agreement, including the Offer and the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various Offer Conditions and conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1        The Offer.

(a)           Commencement of the Offer.  Provided that this Agreement shall not have been terminated in accordance with Section 9.1 and none of the events set forth in clause (iii) (other than in paragraph (f) thereof) of Exhibit A shall exist or have occurred and be continuing, subject to the terms of this Agreement, as promptly as practicable (but in no event later than ten (10) Business Days) after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), the Offer.  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Exhibit A (the “Offer Conditions”).

(b)           Expiration of the Offer.  The Offer shall expire at midnight, New York City time, on the 20th Business Day following the commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act); provided, that if the initial expiration of the Offer would otherwise be scheduled to occur on December 20, 2013, December 23, 2013 or December 24, 2013, the Offer shall expire at 6:00 p.m., New York City time, on December 26, 2013 (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).  Merger Sub expressly reserves the right, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock sought in the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse to any holders of Company Common Stock, (v) except as otherwise provided in this Section 1.1(b), extend or otherwise change the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any holders of Company Common Stock.  Notwithstanding anything in this Agreement to the contrary, Merger Sub may, in its sole discretion, without consent of the Company, (A) without limiting Parent’s or Merger Sub’s obligations under the following

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sentence, extend the Offer on one or more occasions, in consecutive increments not more than ten (10) Business Days (or such longer period as the parties hereto may agree) each, if on any then-scheduled Expiration Date of the Offer any of the Offer Conditions shall not have been satisfied or, to the extent waivable by Parent or Merger Sub, waived and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or any period otherwise required by applicable Law.  Parent and Merger Sub agree that, to the extent requested in writing by the Company prior to any then-scheduled Expiration Date of the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) (I) if any of the Offer Conditions set forth in clause (ii) of Exhibit A or in paragraph (a) or (b) of clause (iii) of Exhibit A shall not have been satisfied or, to the extent waivable by Parent or Merger Sub, waived, and provided, that it is reasonably expected that such condition or conditions shall be satisfied prior to the Termination Date, extend the Offer on one or more occasions, in consecutive increments of up to ten (10) Business Days each (or such longer period as the parties hereto may agree), until such time as such Offer Conditions are satisfied (but not beyond the Termination Date) and (II) if any of the Minimum Tender Condition or the Offer Conditions set forth in paragraph (d) or (e) of clause (iii) of Exhibit A shall not have been satisfied or, to the extent waivable by Parent or Merger Sub, waived on such then-scheduled Expiration Date, but all the other Offer Conditions set forth in Exhibit A (other than in paragraph (f) of clause (iii) of Exhibit A) shall be satisfied on such then-scheduled Expiration Date, extend the Offer on one or more occasions, in consecutive increments of up to ten (10) Business Days (or such longer period as the parties hereto may agree) each, for an aggregate period of time of not more than twenty (20) Business Days; provided, however, that Merger Sub shall not be required to extend the Offer beyond the Termination Date.  In no event shall Merger Sub be required to extend the Offer at any time that Parent or Merger Sub is permitted to terminate this Agreement.

(c)           Offer Closing.  On the terms of this Agreement and subject to the satisfaction or, to the extent waivable by Parent or Merger Sub, waiver of the Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of Tax pursuant to Section 1.1(g)) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer promptly after the Expiration Date of the Offer.  Acceptance for payment of shares of Company Common Stock pursuant to and subject to the Offer Conditions is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(d)           Termination of Offer.  The Offer may not be terminated prior to its Expiration Date, unless this Agreement is validly terminated in accordance with Article IX. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 9.1, in each case prior to the Offer Closing, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Company Common Stock to the registered holders thereof.

(e)           Schedule TO; Offer Documents.  On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO filed under cover of Schedule TO with respect to the Offer, which shall contain an offer to

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purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”).  The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents.  Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws.  Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall provide the Company with copies of all correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand, and shall use its reasonable best efforts to give the Company the opportunity to participate in any substantive telephonic or in-person communications with the staff of the SEC related thereto.  Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(f)           Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

(g)           Parent, Merger Sub or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent, Merger Sub or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable Law.  To the extent that amounts are so withheld and paid over by Merger Sub, Parent or the Paying Agent to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Merger Sub, Parent or the Paying Agent.

Section 1.2        Company Actions.

(a)           The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement.  The Company represents that it has been advised that all of its directors and executive officers who own shares of Company Common Stock intend to tender such shares pursuant to the Offer.

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(b)           On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing the Company Recommendation and shall mail the Schedule 14D-9 to the stockholders of the Company.  The Company shall also include in the Schedule 14D-9, (i) in its entirety, copies of the opinion of the Company Financial Advisor described in Section 4.23 and (ii) a notice of appraisal rights in accordance with Section 262 of the DGCL.  Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9.  Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by applicable federal securities Laws.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, and shall use its reasonable best efforts to give Parent the opportunity to participate in any substantive telephonic or in-person communications with the staff of the SEC related thereto.  Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments.  The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation contained in the Schedule 14D-9.

(c)           In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Parent and Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the most recent practicable date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files regarding the beneficial owners of Company Common Stock) as Parent may reasonably request in communicating the Offer to holders of Company Common Stock.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files in accordance with the requirements of the Confidentiality Agreement, dated June 20, 2013, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, upon request by the

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Company, shall dispose of all copies of such information then in their possession or control, subject to, and in accordance with, the terms of the Confidentiality Agreement.

Section 1.3        Directors.

(a)           Effective upon the Offer Closing, and at all times thereafter, Parent shall be entitled to designate, from time to time, such number of members of the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of shares of Company Common Stock beneficially owned by Parent and its Subsidiaries (including shares of Company Common Stock accepted for payment pursuant to the Offer) bears to (B) the number of shares of the Company Common Stock then outstanding; provided, however, that in the event that Parent’s designees are appointed or elected to the Board of Directors of the Company, until the Effective Time the Board of Directors of the Company shall have at least three Continuing Directors.

(b)           The Company shall promptly take all action requested by Parent necessary or desirable to effect any such election or appointment, including (i) increasing the size of the Board of Directors of the Company, (ii) filling vacancies or newly created directorships on the Board of Directors of the Company and (iii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Board of Directors of the Company in compliance with applicable Law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act and applicable NASDAQ rules).

(c)           The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under Section 1.3(a), including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and the Company agrees to make such mailing concurrently with the mailing of the Schedule 14D-9.  Parent and Merger Sub shall provide to the Company on a timely basis all information required to be included in the Information Statement with respect to such designees and with respect to Parent’s officers, directors and Affiliates.

(d)           After the Offer Closing, the Company shall also, upon Parent’s request, cause the directors elected or designated by Parent to the Board of Directors of the Company to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of (i) each committee of the Board of Directors of the Company, except for any committee established to take action with respect to the subject matter of this Agreement, (ii) the board of directors of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and applicable NASDAQ rules.

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(e)           Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) through 1.3(c) and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors then in office (or, if there shall only be one or two Continuing Directors then in office, all of such Continuing Directors then in office) shall be required to authorize the Company to consent (i) to amend or terminate this Agreement, (ii) to waive any of the Company’s rights or remedies under this Agreement, (iii) to extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, (iv) to amend the Company Charter or Company Bylaws, (v) to authorize any agreement between the Company and any of its Subsidiaries, on the one hand, and Parent, Merger Sub or any of their Affiliates (other than the Company and its Subsidiaries) on the other hand or (vi) to make any other consent by the Company with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement; provided, that any such authorization shall (A) not be effective unless there is in office at least one Continuing Director and (B) constitute the authorization of the Board of Directors of the Company, and no other action on the part of the Company, including any action by any committee thereof or any other director of the Company, shall, unless otherwise required by Law, be required or permitted.

(f)           For purposes of this Agreement, a “Continuing Director” shall mean a member of the Company’s Board of Directors who is a member of the Company’s Board of Directors on the date of this Agreement and who are independent directors for purposes of the continuing listing requirements of NASDAQ.  If the number of directors who are Continuing Directors is reduced to below three prior to the Effective Time, the remaining Continuing Directors shall be entitled to designate an individual to fill such vacancy who is not a current or former officer, director, employee or consultant of Parent or any of its Subsidiaries or of the Company or any of its Subsidiaries (a “Parent Insider”) and who shall be deemed a Continuing Director for all purposes of this Agreement, and the Company shall cause such designee to be appointed to the Board of Directors of the Company.  If, notwithstanding compliance with the foregoing provisions, the number of Continuing Directors is reduced to zero, then the other directors on the Board of Directors of the Company shall designate and appoint to the Board of Directors of the Company three individuals who are not Parent Insiders who shall be deemed Continuing Directors for all purposes of this Agreement.  The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of this Agreement or any of the Company’s rights hereunder, in each case to the extent reasonably appropriate to the exercise and discharge of their fiduciary and other duties.

ARTICLE II

THE MERGER

Section 2.1        The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the

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“Surviving Corporation”).  The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing.

Section 2.2        Closing.  The closing of the Merger (the “Closing”) will take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 as soon as practicable following the Offer Closing, on a date to be specified by the parties, which shall be not later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VIII, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3        Effective Time of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, a certificate of merger (the “Certificate of Merger”) shall be duly prepared by the parties in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL, and Parent and the Company shall cause such Certificate of Merger to be filed with the Secretary of State of the State of Delaware (the “Secretary of State”).  The Merger shall become effective on such date and at such time as the Certificate of Merger is duly filed with the Secretary of State or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger.  The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 2.4        Effects of the Merger.  The Merger shall have the effects specified in the DGCL.

Section 2.5        Certificate of Incorporation and Bylaws.

(a)           The certificate of incorporation of the Company, as heretofore amended (the “Company Charter”), shall be amended and restated in its entirety at the Effective Time to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation and the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted, until thereafter changed or amended as provided therein or by applicable Law.

(b)           The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation at the Effective Time, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.6        Directors.  From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  At Parent’s request, the Company shall obtain and deliver to

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Parent the written resignations of each of the directors of the Company, to be effective at the Effective Time.

Section 2.7        Officers.  From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1        Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub, or the holder of any shares of capital stock or other securities of the Company or Merger Sub:

(a)           Capital Stock of Merger Sub.  Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  All shares of Company Common Stock that are owned as treasury stock by the Company or any Subsidiary of the Company or owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Conversion of Company Common Stock.  Subject to Section 3.1(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any shares to be canceled in accordance with Section 3.1(b)) shall be converted into the right to receive from the Surviving Corporation, in cash and without interest, an amount equal to the Offer Price paid in the Offer (the “Merger Consideration”) upon surrender of such share of Company Common Stock pursuant to Section 3.2 and in compliance therewith.  At the Effective Time, such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(d)           Adjustment Events.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination, subdivision or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration (as applicable) payable

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per share of Company Common Stock shall be adjusted to fairly reflect the effects of such transaction.

Section 3.2         Exchange of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company to act as agent for the payment of the Merger Consideration upon surrender of Certificates (the “Paying Agent”).  At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent funds in amounts and at the times necessary for the payment of the Merger Consideration pursuant to Section 3.1(c) upon surrender of Certificates, it being understood that any and all interest or other amounts earned with respect to such funds shall be for the account of and turned over to Parent in accordance with Section 3.2(g).

(b)           Exchange Procedure.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed (or, if such shares of Company Common Stock are held in uncertificated, book-entry form, receipt of an “agent’s message” (or such other evidence of transfer as the Paying Agent may reasonably request) by the Paying Agent (it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock, provided, that the holders of any book-entry shares shall be deemed to have surrendered any Certificates representing book-entry shares upon receipt by the Paying Agent of receipt of an “agent’s message” (or such other evidence of transfer as the Paying Agent may reasonably request)), and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration that such holder has the right to receive pursuant to Section 3.1(c), and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, payment of the Merger Consideration in exchange therefor may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

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(c)           No Further Ownership Rights in Company Common Stock.  All cash paid upon the surrender of a Certificate in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate.  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time.  If, after the close of business on the day on which the Effective Time occurs, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article III.

(d)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash that would otherwise have been payable in respect of any Certificate that is delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of the Company Common Stock immediately prior to the date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent or one of its designated Affiliates, free and clear of all claims or interest of any Person previously entitled thereto.

(e)           Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(f)           Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(g)           Termination of Fund.  At any time following the date which is twelve (12) months after the Effective Time, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other amounts earned with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter, subject to the time limitations in Section 3.2(d), such holders shall be entitled to look only to the Surviving Corporation (subject to

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abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.  Notwithstanding anything to the contrary in this Section 3.2, any portion of the Merger Consideration made available to the Paying Agent pursuant to this Section 3.2 to pay for shares of Company Common Stock as to which a Dissenting Stockholder thereof has properly exercised a demand for appraisal pursuant to Section 262 of the DGCL shall be returned to Parent or one of its designated Affiliates upon demand.

Section 3.3        Treatment of Options and Other Stock-Based Awards.

(a)           The Company shall take such actions as may be required to effect the following:

(i)           Company Stock Options.  Effective as of five (5) Business Days prior to, and conditional upon the occurrence of, the Offer Closing, each holder of an outstanding and unexercised Company Stock Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code (an “Incentive Stock Option”), whether such Incentive Stock Option is then vested or unvested, shall be entitled to exercise such Incentive Stock Option in full (subject to any applicable withholding Tax) by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with the terms of the applicable Company Stock Plan and related award agreement.  Each Incentive Stock Option that is not exercised in accordance with the prior sentence, and each other Company Stock Option that is outstanding and unexercised immediately prior to the Offer Closing (whether vested or unvested), shall be cancelled as of the Offer Closing and converted into the right of the holder to receive an amount in cash equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to such cancellation and (B) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock of such Company Stock Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Offer Closing each holder of such a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment (it being understood that each Company Stock Option that is outstanding and unexercised immediately prior to the Offer Closing that has an exercise price equal to or greater than the Offer Price shall be cancelled as of the Offer Closing without consideration therefor). The Option Cash Payment shall be made promptly (and in any event within five (5) Business Days) following the Offer Closing.

(ii)           Company RSUs.  Each Company RSU that is outstanding immediately prior to the Offer Closing (whether vested or unvested) shall be cancelled as of the Offer Closing and converted into the right of the holder to receive an amount in cash equal to the product of (A) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to such cancellation and (B) the Offer Price, less any required withholding Taxes (the

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“RSU Cash Payment”), and as of the Offer Closing each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the RSU Cash Payment. The RSU Cash Payment shall be made promptly (and in any event within five (5) Business Days) following the Offer Closing.

(iii)           Company PSUs.  Each Company PSU that is outstanding immediately prior to the Offer Closing (whether vested or unvested) shall be cancelled as of the Offer Closing and converted into the right of the holder to receive an amount in cash equal to the product of (A) the total number of shares of Company Common Stock that would be delivered in respect of such Company PSU assuming achievement of the applicable performance metrics at the maximum level (200% of target) as of the end of the applicable performance period and (B) the Offer Price, less any required withholding Taxes (the “PSU Cash Payment”), and as of the Offer Closing each holder of a Company PSU shall cease to have any rights with respect thereto, except the right to receive the PSU Cash Payment. The PSU Cash Payment shall be made promptly (and in any event within five (5) Business Days) following the Offer Closing.

(iv)           ESPP.  With respect to the Purchase Plan, (A) participation in the Purchase Plan shall be limited to those employees who are participants in the Purchase Plan on the date of this Agreement; (B) no new Offering Period (as defined in the Purchase Plan), other than the Offering Period in effect as of the date of this Agreement, shall be authorized, continued or commenced on or after the date of this Agreement; (C) participants in the Purchase Plan may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; (D) if the Offer Closing occurs prior to the Offering Termination Date (as defined in the Purchase Plan) with respect to the Offering Period in effect on the date of this Agreement, then immediately prior to, and conditional upon the occurrence of, the Offer Closing, each then-outstanding purchase right under the Purchase Plan shall be used to purchase from the Company whole shares of Company Common Stock at the applicable price determined under the terms of the Purchase Plan using the tenth (10th) Business Day prior to the Offer Closing Date as the Offering Termination Date for such Offering Period (subject to such other pro-rata adjustments as may be necessary to reflect any shortening of the Offering Period but otherwise treating such Offering Period as a fully effective and completed Offering Period for all purposes under the Purchase Plan); (E) any fractional shares of Company Common Stock that would result from the application of subsection (D) will be settled in cash promptly (and in any event within five (5) Business Days) following the Offer Closing; and (F) the Purchase Plan shall terminate, effective upon the earlier of the Offering Termination Date for the Offering Period in effect on the date of this Agreement and the Offer Closing Date.

(b)           Parent or Merger Sub shall ensure that the Company or the Surviving Corporation, as applicable, has an amount in cash at least equal to the aggregate amount of any cash consideration to be paid to holders of Company Stock Options, Company RSUs and Company PSUs pursuant to the provisions of this Section 3.3, and the Company or the Surviving

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Corporation, as applicable, shall cause such consideration to be paid to such holders in accordance with this Section 3.3, without interest and net of such amounts as the Company, the Surviving Corporation or any other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so withheld and paid over by any Person pursuant to this Section 3.3 to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to payment under this Section 3.3 in respect of which such deduction and withholding was made by a Person pursuant to this Section 3.3.

Section 3.4        Dissenter Rights.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a stockholder who is entitled to demand, and who properly demands, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration.  For purposes of this Agreement, “Dissenting Shares” means any shares of Company Common Stock as to which a Dissenting Stockholder thereof has properly exercised a demand for appraisal pursuant to Section 262 of the DGCL.  No Dissenting Stockholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and not any Merger Consideration.  If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to this Agreement if conditions to payment are met.  The Company shall give Parent (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ demands for appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the Company SEC Documents filed with or furnished to the SEC since December 31, 2010 and publicly available prior to the execution of this Agreement (the “Filed Company SEC Documents”) (other than any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Filed Company SEC Documents and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature) or (b) in the disclosure schedule to this Agreement dated as of the date hereof and delivered by the Company to Parent prior to the execution of this

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Agreement (the “Company Disclosure Schedule”) (which Company Disclosure Schedule sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Company Disclosure Schedule relates; provided, however, that any information set forth in one Section or subsection of the Company Disclosure Schedule shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is readily apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1        Organization, Standing and Corporate Power.  The Company is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware.  Each Subsidiary of the Company is a corporation, limited liability company or other entity duly incorporated or formed, validly existing and in good standing (in the jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its incorporation or formation, as the case may be, except where the failure to be in good standing, individually or in the aggregate, has not had and would not reasonably be expect to have, a Material Adverse Effect.  Each of the Company and its Subsidiaries has all requisite power and authority and possesses all governmental licenses, franchises, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to have such power or authority or possess such governmental licenses, franchises, permits, authorizations or approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  The Company has made available to Parent, prior to the execution of this Agreement, complete and accurate copies of the Company Charter and the bylaws of the Company (the “Company Bylaws”), and the comparable organizational documents of each of its Subsidiaries, in each case as amended to the date hereof.

Section 4.2        Subsidiaries.  Section 4.2 of the Company Disclosure Schedule lists each Subsidiary of the Company and, for each such Subsidiary, the jurisdiction of incorporation or formation.  All issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) other than those described in clause (vii) of the definition of Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.  Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries or as set forth in Section 4.2 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, limited liability company, partnership, joint venture, association or other entity.

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Section 4.3        Capital Structure.

(a)           The authorized capital stock of the Company consists of 175,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

(b)           At the close of business on November 8, 2013, (i) 65,967,198 shares of Company Common Stock were issued and outstanding, (ii) 16,042,202 shares of Company Common Stock were held by the Company in its treasury, (iii) 10,864,323 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 2.0% Senior Convertible Notes due 2017 (the “Convertible Notes”), (iv) no shares of Preferred Stock were issued or outstanding, (v) 10,864,323 shares of Company Common Stock were reserved for issuance upon the exercise of the Call-Spread Warrants and (vi) 20,350,000 shares of Company Common Stock were reserved for issuance pursuant to the Company’s Amended and Restated 2005 Equity Incentive Plan, the Company’s 2001 Equity Incentive Plan and the Company’s Amended and Restated 1995 Stock Option and Restricted Share Plan (such plans, together with the Company’s Amended and Restated 2000 Employee Stock Purchase Plan (the “Purchase Plan”), the “Company Stock Plans”), of which 10,046,890 shares of Company Common Stock were subject to outstanding options (other than purchase rights under the Purchase Plan) to acquire shares of Company Common Stock from the Company (the “Company Stock Options”), 35,667 shares of Company Common Stock were subject to issuance upon settlement of outstanding restricted share units (the “Company RSUs”) and 612,250 shares of Company Common Stock were subject to issuance upon settlement of outstanding performance share units (the “Company PSUs”), assuming achievement of the target level of performance at the end of the applicable performance period.  As of the date of this Agreement, before giving effect to any “make-whole” adjustments set forth therein, the conversion ratio of the Convertible Notes is 52.9998 shares of Company Common Stock per $1,000 aggregate principal amount.  As of the close of business on November 8, 2013, the Company held Company Hedge Options entitling the Company to receive up to 10,864,323 shares of Company Common Stock upon exercise of the Company Hedge Options, subject to adjustments, pursuant to the terms thereof.  Prior to the date hereof, the Company has provided Parent with a complete and correct list of (A) each outstanding Company Stock Option, including the holder, date of grant, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto and (B) each outstanding Company RSU and Company PSU, including the holder, date of grant, vesting schedule and number of shares of Company Common Stock thereof (for each Company PSU, assuming achievement of the target level of performance).

(c)           Since the close of business on November 8, 2013 until the date of this Agreement, (i) there have been no issuances by the Company of shares of capital stock or other voting securities or equity interests of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options, Company RSUs, Company PSUs and purchase rights under the Purchase Plan, in each case outstanding as of the close of business on November 8, 2013 and (ii) there have been no issuances by the Company of securities convertible into, or exchangeable or exercisable for, or options, warrants or other rights to acquire, or shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to, any such stock, interests or

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securities, or derivative securities or other rights that are linked to the value of Company Common Stock or the value of the Company or any part thereof, other than purchase rights under the Purchase Plan.

(d)           All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Convertible Notes, Company Stock Options, Company RSUs, Company PSUs, purchase rights under the Purchase Plan, Call-Spread Warrants or otherwise will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or, except for the Convertible Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth above in this Section 4.3 and for changes since the close of business on November 8, 2013 resulting from the exercise or settlement of Company Stock Options, Company RSUs, Company PSUs and purchase rights under the Purchase Plan outstanding on such date, (i) there are no issued, reserved for issuance or outstanding (A)  shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries or (D) shares of deferred stock, restricted stock units, equity-based performance units, stock appreciation rights or “phantom” stock awards with respect to any capital stock of the Company or any of its Subsidiaries, or derivative securities or other rights that are directly or indirectly linked to the value of the Company Common Stock, or the value of the Company, any of its Subsidiaries or any assets or securities thereof and (ii) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities (except pursuant to the forfeiture of Company Stock Options, Company RSUs or Company PSUs or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or the Tax withholding obligations of holders of Company Stock Options, Company PSUs or Company RSUs, in each case in accordance with their terms as in effect on the date of this Agreement).

(e)           None of the Company Common Stock is owned by any Subsidiary of the Company.

Section 4.4        Authority.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement and to comply with the provisions of and perform its obligations under this Agreement.  The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the

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Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement or to comply with the provisions of and perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).  The Board of Directors of the Company, at a meeting duly called and held and at which a quorum was present, duly adopted resolutions unanimously (a) adopting and declaring the advisability of this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (b) declaring that it is in the best interests of the Company and the stockholders of the Company (other than Parent and its Subsidiaries) that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement and that the stockholders of the Company tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein, (c) declaring that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Parent and its Subsidiaries) and (d) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (collectively, the “Company Recommendation”), which resolutions, except to the extent permitted by Section 6.2, have not been rescinded, modified or withdrawn in any way.

Section 4.5        Non-Contravention.  The execution and delivery of this Agreement by the Company do not, and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, require any payment to or consent or other action by any Person, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration or other change of any right or obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (a) the Company Charter or the Company Bylaws or the comparable organizational documents of any of the Company’s Subsidiaries, (b) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement, distribution agreement or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, franchise, license or authorization, whether oral or written, that is or by its terms purports to be legally binding (each, including all amendments thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (c) any (i) federal, state or local, domestic or foreign, statute, law (statutory or otherwise), code, ordinance, rule, regulation or treaty of any Governmental Entity (each, a “Law”) or (ii) federal, state or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator (each, a “Judgment”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or other assets, subject to the governmental filings and the other matters referred to in Section 4.6 below, other than, in the case of clauses (b) and (c), any such conflicts,

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violations, breaches, defaults, rights, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.6       Required Filings and Consents.  No consent, approval, order or authorization of, action or non-action by or in respect of, or registration, declaration or filing with, any transnational, federal, state or local, domestic or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (a) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”); (b) compliance with any other applicable federal, state or foreign statute, rule, regulation, order, decree, administrative and judicial doctrine or other Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment (together with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, each a “Competition Law” and, collectively, the “Competition Laws”), (c) the filing with the SEC of (i) the Schedule 14D-9, (ii) an information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act (as amended or supplemented from time to time, the “Information Statement”) and (iii) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (d) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (e) any filings required under the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) and (f) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.7        Company SEC Documents and the Sarbanes-Oxley Act.

(a)           The Company has timely filed or furnished, as applicable, all registration statements, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished, as applicable, by the Company since and including December 31, 2010, including under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) (such documents, together with any documents and information incorporated therein by reference and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).  Each of the audited consolidated financial statements and unaudited consolidated interim financial statements (including the related notes) of the Company included in the Company SEC Documents complied at the time it

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was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(b)           As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and SOX, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.  To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.  There has been no material correspondence between the SEC and the Company since December 31, 2010 through the date hereof that is not available on the SEC’s Electronic Data Gathering and Retrieval database. As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof, when filed, distributed and/or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of NASDAQ, the Securities Act, the Exchange Act and SOX, as the case may be.

(c)           Each of the principal executive officer of the Company and principal financial officer of the Company (or each former such officer) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date such certifications were made.  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) under the Exchange Act and is in compliance in all material respects with such system.  The Company and its Subsidiaries maintain and keep in all material respects books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.  The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company comply with Rules 13a-15(a) and 15d-15(a) under the Exchange Act and are designed to ensure that all material information relating to the Company and its Subsidiaries is communicated to the Company’s management, including the chief executive officer and chief financial officer of the Company.  Since December 31, 2010, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company, (i) all known significant deficiencies and material weaknesses in the design or operation of internal

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controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided to Parent copies of any non-privileged written materials in its possession relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since December 31, 2010.

(d)           There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.  The Company has not, since the enactment of SOX, taken any action prohibited by Section 402 of SOX.

(e)           Section 4.7(e) of the Company Disclosure Schedule describes, and the Company has made available to Parent copies of the documentation creating or governing, any securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries since December 31, 2010.

Section 4.8        No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Company’s financial statements or notes thereto for the fiscal year ended December 31, 2012 included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements and (c) for liabilities expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.9        Information Supplied.  None of the information included or incorporated by reference in the Schedule 14D-9 or the Information Statement (and none of the information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents) will, at the respective times the Schedule 14D-9, the Information Statement and the Offer Documents are filed with the SEC or first published, amended or supplemented or sent or given to the Company’s stockholders contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Schedule 14D-9, the Information Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.  Each of the Schedule 14D-9 and the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.10      Absence of Certain Changes or Events.  Between December 31, 2012 and the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective

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businesses only in the ordinary course consistent with past practice, (b) the Company and its Subsidiaries have not taken or have not agreed to take any action that would be prohibited by Section 6.1(a)(vi), Section 6.1(a)(xv) or Section 6.1(a)(xviii) (as it relates to Section 6.1(a)(vi) or Section 6.1(a)(xv)) if such action were taken during the period between the date of this Agreement and the Effective Time and (c) there have not been any Events in such period that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 4.11      Litigation.  (a) There is no claim, suit, action, investigation, complaint or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets or properties, except for stockholder litigation arising after the date hereof that relates to this Agreement or the transactions contemplated hereby, (b) there is no Judgment outstanding against the Company or any of its Subsidiaries or any of their respective assets or properties and (c) the Company has not received any written notification of, and to the Knowledge of the Company there is no, investigation by any Governmental Entity involving the Company or any of its Subsidiaries, any of their respective assets or properties, that in the case of each of clauses (a), (b) and (c), individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 4.12      Contracts.

(a)           Section 4.12 of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.12(a) under which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement:

(i)           each Contract to which the Company or any of its Subsidiaries is a party that grants any material right of first refusal or first offer to any Person or restricts in any material respect the ability of the Company or any of its Subsidiaries (or, after the Effective Time, that purports to restrict in any material respect the ability of Parent or any of its Subsidiaries) to (A) compete with any Person in any area, (B) engage in any activity or business, (C) own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses, (D) sell any products or services to any other Person or in any geographic region or (E) obtain products or services from any Person;

(ii)           each joint venture, strategic alliance or partnership agreement or similar arrangement;

(iii)           each Contract that involves future expenditures or receipts by the Company or any Subsidiary of the Company of more than $1,000,000 in any one-year period and that cannot be terminated by the Company or its Subsidiaries on less than sixty (60) days’ notice without material payment or penalty;

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(iv)           each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that, individually or in the aggregate, obligate the Company to make, or entitle the Company to receive (or could reasonably be expected to result in the receipt or making of) future payments in excess of $1,000,000;

(v)           each lease or sublease of real property under which the Company or one of its Subsidiaries is a landlord, sublessor, tenant or subtenant involving annual rental payments in excess of $250,000;

(vi)           each Contract relating to indebtedness for borrowed money or any financial guaranty other than (A) Contracts solely among the Company and its wholly owned Subsidiaries and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $250,000 individually or in the aggregate (other than surety or performance bonds or similar agreements entered into in the ordinary course of business consistent with past practice);

(vii)           each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 126-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member, but not including any Employee Plans;

(viii)           any other Contract which would prohibit or materially delay the consummation of the Offer or the Merger or any other transaction contemplated by this Agreement;

(ix)           any Contract (excluding (x) licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms and (y) service contracts related to pre-clinical or clinical development of any Medicine to the extent the licenses contained therein are incidental to such contracts, immaterial, non-exclusive and granted in the ordinary course of business) under which the Company or any of its Subsidiaries is granted any material license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Right of a third party;

(x)           any Contract (excluding licenses contained in service contracts related to pre-clinical or clinical development of any Medicine to the extent the licenses contained therein are incidental to such contract, immaterial, non-exclusive and granted in the ordinary course of business) under which the

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Company or any of its Subsidiaries has granted to a third party any material license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Right;

(xi)           any Contract not described in any other subsection of this Section 4.12(a) that relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of any Key Product, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on the Company’s Key Products, taken as a whole;

(xii)           any stockholders, investors rights, registration rights or similar agreement or arrangement;

(xiii)           any Contract (A) with any sole-source supplier of material tangible products or services relating to any Key Product (or any supplier of such products or services that cannot be obtained from another source) or (B) that includes (x) any material “most favored nations” terms and conditions (including, without limitation, with respect to pricing) or (y) any minimum purchase arrangement in excess of $1,000,000 over any 12-month period;

(xiv)           any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case that cannot be terminated by the Company or its Subsidiaries without penalty without more than sixty (60) days’ notice without material payment or penalty;

(xv)           any Contract that relates to any swap, forward, futures, warrant, option or other derivative transaction;

(xvi)           any Contract relating to any loan or other extension of credit  (other than trade credits and accounts receivable in the ordinary course of business consistent with past practice) made by the Company or any of its Subsidiaries, except as described in Section 4.12(a)(vi)(A); or

(xvii)           any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), but not including any Employee Plans.

(b)           Each Contract of the Company or any of its Subsidiaries that is required to be set forth on Section 4.12 of the Company Disclosure Schedule or required to be filed as an exhibit to the Filed Company SEC Documents (a “Material Contract”) is in full force and effect (except for those Contracts that have expired in accordance with their terms) and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, in each case, in accordance with its terms, except for such failures to be in full force and

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effect or to be legal, valid, binding or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries has performed or is performing all obligations required to be performed by it under the Material Contracts and is not in breach or default thereunder, and has not waived or failed to enforce any rights or benefits thereunder, and, to the Knowledge of the Company, no other party to any of the Material Contracts is in breach or default thereunder, and no event has occurred which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract or would give to others any right of termination, amendment or cancellation of any Material Contract or any license thereunder, except for, in each case, any such failures to perform, breaches, defaults, waivers, failures to enforce or events that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  The Company has prior to the date of this Agreement made available to Parent a true and complete copy of each Material Contract (including all amendments, modifications, extensions and renewals thereof and waivers thereunder).

Section 4.13      Permits; Compliance with Laws.

(a)           The Company and its Subsidiaries have (whether directly or pursuant to Contracts in which third parties have effectively granted to the Company or its Subsidiaries the rights of such third parties) in effect all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Entity (collectively, “Permits”) that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses as currently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Since December 31, 2010, each of the Company and its Subsidiaries has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to or has not been threatened to be charged with any violation of, the terms of its Permits and all applicable Laws and Judgments, except for those failures to be in compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any notification since December 31, 2010 from any Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with, or is subject to any material liability under, any material Permit, Law or Judgment or relating to the revocation or modification of any material Permit.  There is no Judgment outstanding against the Company or any of its Subsidiaries that is or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           None of the Company, any of its Subsidiaries, or to the Company’s Knowledge, any of their respective directors, officers, consultants, agents or other Persons acting for or on their behalf, has taken any action that would result in a violation in any material respect by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, or any other anti-corruption or anti-bribery Law (but, in each case, only to the extent such Law is applicable to the Company, its Subsidiaries or such Persons). The Company has instituted and maintained policies and

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procedures designed to prevent such Persons from taking such actions (but, in each case, only to the extent such Law is applicable to the Company, its Subsidiaries or such Persons).

(c)           This Section 4.13 does not relate to environmental matters, employee benefit matters, labor relations matters or Tax matters.

Section 4.14      Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets (i) reflected on the Company’s financial statements or notes thereto for the fiscal year ended December 31, 2012 included in the Company SEC Documents or (ii) acquired or leased after December 31, 2012, except, in each case, as have been disposed of since December 31, 2012 in the ordinary course of business consistent with past practice.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no such property or assets is subject to any Lien (other than Permitted Liens).

Section 4.15      Environmental Matters.

(a)           Except where it would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are and have been since December 31, 2010 in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any applicable Environmental Law or Environmental Permit, (ii) each of the Company and its Subsidiaries has obtained and is operating in compliance with all applicable Environmental Permits, (iii) there is no Environmental Claim pending or threatened against the Company or any of its Subsidiaries, (iv) there has been no Release of Hazardous Materials at, from, to, on or under any of the properties that are currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any properties to which the Company or any of its Subsidiaries has sent waste, and (v) neither the Company nor any Subsidiary owns, leases or operates any property in New Jersey or Connecticut.

(b)           The representations and warranties set forth in Section 4.15(a) are the Company’s sole and exclusive representations and warranties with respect to Environmental Law, the Release of Hazardous Materials and environmental matters.

(c)           The term “Environmental Claim” means any administrative, regulatory or judicial action, suit, proceeding, order, claim, directive, Lien, or written notice, demand or request or investigation by or from any Governmental Entity or any other Person alleging liability relating to or arising out of any Environmental Law or Environmental Permit, including a Release of, or human exposure to, any Hazardous Material.  The term “Environmental Permit” means any Permit required under any applicable Environmental Law for the Company or its Subsidiaries to conduct or own its respective businesses.  The term “Environmental Law” means any Law or Judgment relating to pollution, the environment, natural resources, or human health as it relates to the environment, including Laws or Judgments relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the handling, disposal, use,

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treatment, storage or transport of Hazardous Materials.  The term “Hazardous Material” means any (i) medical, biological or biohazardous material (including any infectious material, biological product, bodily fluid, stock, culture, diagnostic specimen, regulated animal, or medical waste) that is regulated under any Environmental Law, (ii) petroleum product, derivative or by-product, asbestos, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, or radioactive materials or (iii) other chemical, substance, material or waste that in relevant form, quantity or concentration is regulated under any Environmental Law.  The term “Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

Section 4.16      Employee Benefits.

(a)           Section 4.16(a) of the Company Disclosure Schedule sets forth a complete list of (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all other  employment, consulting, severance pay, termination protection, change in control, salary continuation, bonus, incentive, transaction bonus, retention, equity or equity-based award, retirement, pension, profit sharing, deferred compensation, vacation, medical, dental, vision, prescription or fringe benefit, life insurance, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or post-employment or retirement benefit (including compensation, pension, health, medical or insurance benefits) plans, contracts, programs, funds or arrangements and (iii) all other employee benefit plans, contracts, programs, funds, or arrangements, in each case whether or not written, (A) that are maintained, sponsored or contributed to by the Company or any of its Subsidiaries in respect of any current or former Service Providers or (B) to which the Company or any of its Subsidiaries is a party or may have any direct or indirect liability (collectively, the “Employee Plans”).  Section 4.16(a) of the Company Disclosure Schedule further specifies whether each such Employee Plan covers current or former Service Providers located primarily within the United States or covers current or former Service Providers located primarily outside the United States (each such plan, an “International Plan”).

(b)           Copies of the following materials have been made available to Parent (in each case to the extent applicable):  (i) the plan document for each Employee Plan (or a description if such plan is not written) and all amendments thereto, (ii) the current determination letter from the Internal Revenue Service (“IRS”) with respect to each Employee Plan, (iii) the current prospectus or summary plan description and any summary of material modifications with respect to each Employee Plan, (iv) the most recent annual report (Form 5500 Series) with respect to each Employee Plan, (v) each current trust agreement, insurance contract and other document relating to the funding or payment of benefits under any Employee Plan and any amendments thereto, (vi) the most recently prepared actuarial reports and financial statements with respect to any Employee Plan, (vii) all material documents and correspondence relating to any Employee Plan provided by or to any applicable Governmental Entity during the past three (3) years, (viii) all current administrative and other service contracts with respect to any Employee Plan, and amendments thereto, (ix) all current employee handbooks, manuals and policies of the Company and its Subsidiaries and (x) for each Employee Plan that is an

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International Plan, any applicable documents that are substantially comparable (taking into account differences in applicable Laws and practices) to the documents required to be provided in clauses (ii) through (iv).

(c)           Each Employee Plan has been maintained, operated and administered in material compliance with its terms and in material compliance with all applicable Laws.  With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code.

(d)           Each Employee Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the Company’s Knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation.  Each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code.

(e)           Except as set forth on Section 4.16(e) of the Company Disclosure Schedule, (i) neither the Company nor any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 4001(b)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or which together with the Company is treated as a single employer under Section 414(t) of the Code (each, an “ERISA Affiliate”), currently has, or in the past six (6) years had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code and (ii) no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to the Company or any ERISA Affiliate of incurring any such liability.

(f)           With respect to each group health plan benefiting any current or former employee of the Company or any ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each ERISA Affiliate has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(g)           There is no pending or to the Knowledge of the Company, threatened, assessment, complaint, proceeding or investigation of any kind in any court or government agency with respect to any Employee Plan (other than routine claims for benefits).

(h)           No Employee Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage

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mandated by law or (ii) death or retirement benefits under any Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(i)           Except as set forth in Section 4.16(i) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Offer Closing, Parent, to merge, amend or terminate any Employee Plan. No amount that could be received (whether in cash or property or the vesting of property) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in U.S. Treasury Regulations Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would reasonably be expected to be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(j)           Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and the Company and its Subsidiaries have, since January 1, 2009, complied in practice and operation with, all applicable requirements of Section 409A of the Code.  Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(k)           Each International Plan (i) has been maintained in material compliance with its terms and applicable Laws, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(l)           The exercise price of each Company Stock Option is not less than the fair market value of a share of Company Common Stock on the date of grant of such Company Stock Option.

(m)           Sections 4.3, 4.5 - 4.12, 4.17, 4.18, and 4.21 and this Section 4.16 contain the sole representations and warranties in this Agreement for all employee benefits matters.

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Section 4.17      Labor Matters.

(a)           The Company and its Subsidiaries are or since December 31, 2010 have been in material compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans and wage payment, except for those failures to be in compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Neither the Company nor any of its Subsidiaries is or since December 31, 2010 has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and, to the Company’s Knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider’s employment with the Company or its Subsidiaries.  There are no unfair labor practice complaints or union representation proceedings involving current or former Service Providers pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Entity.  There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened in writing against or affecting the Company or any of its Subsidiaries.

(c)           Except as set forth in Section 4.17(c) of the Company Disclosure Schedule, (i) the consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required by applicable Law or any agreement with such employee representative body for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby and (ii) the Company and its Subsidiaries have complied in all material respects with their respective obligations under applicable Law or any agreement with an employee representative body described in clause (i) of this Section 4.17(c) to inform, consult with and/or obtain consent from any such entity during the two-year period prior to the date hereof.

(d)           The Company and each of its Subsidiaries is, and has been since December 31, 2010, in material compliance with the Workers Adjustment and Retraining Notification Act and any comparable applicable foreign, state, or local Law pertaining to plant closings and mass layoffs (“WARN”) and has no material liabilities thereunder.  Neither the Company nor any of its Subsidiaries has engaged in any plant closings or mass layoffs (or similar actions under applicable foreign, state or local Law) that would reasonably be expected to cause Buyer or any of its Affiliates to have any material liability or other material obligation following the Closing Date under WARN.

(e)           Sections 4.5 - 4.12, 4.16 and 4.18 and this Section 4.17 contain the sole representations and warranties in this Agreement for all labor matters.

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Section 4.18      Taxes.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a)           All Tax Returns required to be filed by the Company and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns were true, correct and complete in all respects.  All Taxes due and payable by the Company or its Subsidiaries have been paid on a timely basis (whether or not such Taxes were shown as due and payable on any Tax Returns) or, where payment is not yet due or has not been made, the Company and each of its Subsidiaries, as applicable, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books or, to the extent such amounts are being contested in good faith by the Company or its Subsidiaries, has established reserves on its books or records in accordance with GAAP.

(b)           The U.S. federal income Tax Returns of the Company and its U.S. Subsidiaries through the Tax year ended December 31, 2009 are closed to assessment except to the extent of amended Tax Returns filed for the Tax years ended December 31, 2008 and 2009.  Section 4.18(b) of the Company Disclosure Schedule lists all amended United States federal and state, Belgian and, to the Knowledge of the Company, Swedish and United Kingdom income or income-based franchise Tax Returns filed by the Company and its Subsidiaries with respect to any Tax year ending after December 31, 2007.

(c)           Neither the Company nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns other than a group of which the Company is the common parent.  Neither the Company nor any of its Subsidiaries has any actual liability for any Taxes of any Person other than the Company or any of its Subsidiaries (i) under U.S. Treasury Regulations Section 1.1502-6 (or any other comparable or similar Law) or (ii) as a transferee or successor.  Neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement, Tax ruling, Tax holiday or has taken advantage of or expects to take advantage of any incentive regime which results in an effective Tax rate lower than the statutory Tax rate with any Taxing authority with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(d)           No audit, claim, action, suit or investigation or other proceeding with respect to any Taxes due from the Company or any of its Subsidiaries, any Tax asset or any Tax Return of the Company or any of its Subsidiaries, is pending or, to the Company’s Knowledge, threatened.  Each assessed deficiency resulting from any audit, claim, action, suit, investigation or other proceeding with respect to Taxes by any Governmental Entity has been timely paid and fully satisfied.

(e)           No extension of the statute of limitations on the assessment or collection of any Taxes has been granted by the Company or any of its Subsidiaries that is currently in effect.

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(f)           No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(g)           Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during a two-year period ending on the date hereof that was purported or intended to qualify for tax-free treatment pursuant to Section 355(a) of the Code.

(h)           The Company and each of its Subsidiaries has properly withheld, and paid over to the appropriate Taxing authority, all Taxes that it was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person.

(i)           Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4. The Company has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code or any similar provision of applicable Law in any non-U.S. jurisdiction.

(j)           No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim in writing that the Company or any of its Subsidiaries is required to file a Tax Return for such jurisdiction.

(k)           With respect to finished goods transactions between the Company, ViroPharma Biologics, Inc. and ViroPharma SPRL, the Company has prepared or caused to have been prepared sufficient documentation to provide a level of comfort to the Company of at least a “more likely than not” standard that such transfer prices (i) comply with applicable law and (ii) satisfy the requirements necessary to mitigate potential penalties under Section 6662 of the Code for all fiscal years ended December 31, 2010 and thereafter. The Company has provided to Parent the only final formal written report for the year ended December 31, 2012 related to such transactions.

(l)           Neither the Company nor any Subsidiary is a party to or is bound by any Tax Sharing Agreement.

(m)           For purposes of this Agreement, (i) “Tax” and “Taxes” mean all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by any Governmental Entity, and any interest, penalties, assessments, additions to tax and additional amounts imposed with respect thereto and (ii) “Tax Returns” means all reports, returns, declarations, statements or other information or filing required to be supplied to a Governmental Entity with respect to Taxes (including any schedule or attachment thereto or amended return), including information returns, any documents with respect to or accompanying payments of estimated Taxes, or any documents with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other

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information.  “Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Effective Time binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

(n)           Sections 4.7, 4.10, 4.14, and 4.16 and this Section 4.18 contain the sole representations and warranties in this Agreement for all matters relating to Taxes.

Section 4.19      Intellectual Property.

(a)           Each of the Company and its Subsidiaries is the sole and exclusive owner of, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens other than Permitted Liens) all Intellectual Property Rights used or held for use in or necessary for the conduct of its business as currently conducted and as proposed to be conducted in the Filed Company SEC Documents, including the research, development, clinical testing, manufacturing, commercialization and other exploitation of any and all Key Products and Medicines, except for those failures to so own, license or otherwise have the right to use that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Except for any such infringement, misappropriation or other violation that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated, has been accused of infringing, misappropriating or otherwise violating, is infringing, misappropriating or otherwise violating, or, upon the commercialization of any product, product candidate or compound, will infringe, misappropriate or otherwise violate, any Intellectual Property Right of any Person.  To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated, has been accused of infringing, misappropriating or otherwise violating, is infringing misappropriating or otherwise violating or, upon commercialization of any product, product candidate or compound, will infringe, misappropriate or otherwise violate any Intellectual Property Right owned by or exclusively licensed to the Company or any of its Subsidiaries, except for any infringements, misappropriations or other violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c)           There is no claim, suit, action, investigation, complaint or proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the use of any Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe, contribute to the infringement of, or otherwise violate any Intellectual Property Right of any Person, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.  Except as disclosed in the Filed Company SEC Documents, no claims, cancellations, oppositions, interferences, reissuances, reexaminations, declaratory judgment actions or other actions or proceedings are pending or, to the Company’s

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Knowledge, threatened, in each case, with regard to the ownership or license rights of the Company or any of its Subsidiaries in any of their respective Intellectual Property Rights or the validity or enforceability thereof, except for any claims, cancellations, oppositions, interferences, reissuances, reexaminations, declaratory judgment actions or other actions or proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  None of the Intellectual Property Rights of the Company or any of its Subsidiaries has been adjudged invalid or unenforceable in whole or part, or in the case of any pending patent applications of the Company or any of its Subsidiaries, has been the subject of a final and non-appealable finding of unpatentability, in each case except for any such judgments or findings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, to the Company’s Knowledge, all issued patents, registered trademarks and registered copyrights owned by or exclusively licensed to the Company or any of its Subsidiaries are valid, enforceable, in full force and effect and subsisting.

(d)           All material (i) patents and applications therefor and (ii) registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any), in each case, comprising Intellectual Property Rights, that are owned (wholly or jointly) by or exclusively licensed to the Company or any of its Subsidiaries as of the date hereof are listed in Section 4.19(d) of the Company Disclosure Schedule, specifying as to each such item, as applicable, (A) the owner and title thereof, (B) the jurisdiction in which such item is issued or registered or in which an application for issuance or registration has been filed, (C) the respective issuance, registration or application number of such item and (D) the date of application and issuance or registration of such item.

(e)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property Right used or held for use by, or necessary for the conduct of the business of, the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property Right used or held for use by, or necessary for the conduct of the business of, the Company or any of its Subsidiaries.

(f)           The Company and its Subsidiaries have used commercially reasonable efforts and taken commercially reasonable steps to maintain and protect their trade secrets and other confidential Intellectual Property Rights in confidence, including the development and implementation of a policy reasonably designed for the protection of such trade secrets and other confidential Intellectual Property Rights requiring all employees of the Company and its Subsidiaries and any other Person with access to such trade secrets or other confidential Intellectual Property Rights, to execute confidentiality agreements with respect to the confidentiality and use of such trade secrets and other confidential Intellectual Property Rights developed for or obtained from the Company or any of its Subsidiaries, except in each case, for any failures to use commercially reasonable efforts, to take commercially reasonable steps, or to obtain any such agreements that, individually or in the aggregate, have not had and would not

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reasonably be expected to have a Material Adverse Effect.  No trade secrets or other confidential Intellectual Property Rights of the Company or its Subsidiaries’ have been disclosed other than to employees, representatives and agents of the Company or its Subsidiaries, all of whom are bound by written confidentiality agreements, except for any disclosure that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(g)           To the extent that any Intellectual Property Right has been developed or created by a third party (including any current or former employee of the Company or any of its Subsidiaries) for the Company or any of its Subsidiaries, the Company or one of its Subsidiaries, as the case may be, has a written agreement with such third party with respect thereto, and the Company or one of its Subsidiaries thereby either (i) has obtained ownership of and is the exclusive owner of or (ii) has obtained a valid and unrestricted right to exploit, sufficient for the conduct of its business as currently conducted and as proposed to be conducted in the Filed Company SEC Documents, such Intellectual Property Right, in each case except for any failure to obtain such rights that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(h)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and, to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets and (ii) the Company and each of its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures and (C) business continuity procedures, in each case consistent with industry practices.  For purposes of this Agreement, “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

Section 4.20      Regulatory Compliance.

(a)           Except as disclosed in the Filed Company SEC Documents:

(i)           Each medicinal or pharmaceutical product that is or has been researched, developed, manufactured, labeled, supplied, promoted, co-promoted, co-developed, co-marketed, tested, distributed, marketed, commercialized or sold by or on behalf of the Company or any of its Subsidiaries (each, a “Medicine”) is being done so in compliance with all applicable Health Laws, except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

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(ii)           Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any partner or other third party which pursuant to a Contract with the Company or any of its Subsidiaries co-develops, co-promotes, co-markets or otherwise has a license to develop, market or sell any Medicine of the Company or any of its Subsidiaries (such third party, a “Collaboration Partner”) has received any written notice or other communication from any Health Authority (A) withdrawing approval of any Medicine of the Company or any of its Subsidiaries or placing on “clinical hold” any clinical trial sponsored by the Company or any of its Subsidiaries or (B) alleging any violation or lack of compliance with any Health Law with respect to the research, development, marketing, manufacturing or distribution of any  Medicine.  Since December 31, 2010, neither the Company nor any of its Subsidiaries have received any notices of inspectional observations (including those reported on Form FDA 483), establishment inspection reports, warning letters, action letters or untitled letter, except for those reports or notices that would not reasonably be expected to have a Material Adverse Effect.

(iii)           To the Company’s Knowledge, there are no investigations, suits, claims, actions or proceedings against the Company or any of its Subsidiaries relating to or arising under (A) Health Laws, (B) the Social Security Act of 1935, as amended (the “Social Security Act”) (or the regulations thereunder) or similar Laws or (C) any applicable Laws relating to government health care programs, private health care plans or the privacy and confidentiality of patient health information, except for any investigations, suits, claims, actions or proceedings that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(iv)           Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(1)           the manufacture of each Medicine by the Company, any of its Subsidiaries and, to the Knowledge of the Company, any of their respective Collaboration Partners is being, and since December 31, 2010 has been, conducted in compliance with the current good manufacturing practice regulations, rules and guidances for industry for biological and drug products of the U.S. Food and Drug Administration (“FDA”) (including 21 C.F.R. Parts 210, 211) and all similar requirements in any other jurisdiction in which such Medicine is sold or intended to be sold;

(2)           no Medicine is under consideration by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective Collaboration Partners for recall, field correction, suspension, detention, discontinuance or withdrawal from the market, or has been recalled, corrected in the field, suspended, detained, discontinued, or withdrawn from the market, or

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subject to an enforcement action as a result of any action by the FDA or any other Governmental Entity, voluntarily or otherwise; and

(3)           none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective Collaboration Partners has received any notice that the FDA or any other Governmental Entity has initiated or is considering initiating any steps, procedures or action to withdraw approval or the license for, suspend, detain, discontinue the development, manufacture, distribution, marketing, offering for sale or sale of, or reimbursement for, request the recall or field correction of, or take any enforcement action with respect to, any Medicine.

(v)           All animal studies or other preclinical tests in respect of a Medicine performed in connection with or as the basis for any submission to or filing with the FDA or other comparable Governmental Entity have been conducted in accordance with applicable good laboratory practice regulations, rules, and guidances for industry for biological and drug products of the FDA and all similar requirements in any other jurisdiction in which the applicable Medicine is sold or intended to be sold, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(vi)           Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(1)           all clinical trials being conducted in respect of a Medicine by the Company, any of its Subsidiaries and, to the Knowledge of the Company, any of their respective Collaboration Partners, wherever conducted, have been and are being conducted in compliance with all requirements of applicable Health Laws relating to protection of human subjects, including those contained in the International Conference on Harmonization E6: Good Clinical Practices Consolidated Guideline and 21 C.F.R. Parts 50, 54, 56, 312, 314 and 601; and

(2)           no clinical trial conducted by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective Collaboration Partners has been terminated or suspended prior to completion for safety reasons, and neither the FDA nor any other Governmental Entity, clinical investigator or institutional review board has initiated or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend any such ongoing clinical trial, suspend or terminate any Investigational New Drug Application or other foreign equivalent sponsored by the Company or any of its Subsidiaries, disqualify, restrict or debar any clinical investigator or other Person involved in any such clinical trial or otherwise restrict the preclinical research on or clinical study of any Medicine.

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(b)           Complete and accurate copies of all material scientific and clinical data of the Company or any of its Subsidiaries and all material written correspondence with all Health Authorities with respect to each Medicine of the Company or any of its Subsidiaries have been made available to Parent.

(c)           None of the Company, any of its Subsidiaries, nor to Knowledge of the Company, any of their respective officers, employees, Collaboration Partners or agents, has made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Health Authority to invoke any similar policy, except for any act or disclosure or failure to disclose that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  None of the Company, any of its Subsidiaries, nor to Knowledge of the Company, any of their respective officers, employees, Collaboration Partners or agents, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws applicable in other jurisdictions in which any of the Medicines are sold or intended to be sold.

(d)           There are no pending or, to the Knowledge of the Company, threatened filings of an action against the Company or any of its Subsidiaries relating to the Company or any Medicine under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e)           None of the Company, any of its Subsidiaries, nor to Knowledge of the Company, any of their respective officers, employees or agents: (i) is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with federal health care program requirements; (ii) has been debarred, excluded or suspended from participation in any federal health care program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act, codified at Title 42, Chapter 7, of the United States Code; (iv) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (v) is the target or subject of any current investigation by a Governmental Authority relating to any federal health care program-related offense; or (vi) is currently charged with or convicted of any criminal offense relating to the delivery of an item or service under any federal health care program.

(f)           None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective agents has failed to comply with any applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. Section 3801 et. seq.) or similar Law in any other

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jurisdiction in which any Medicine is sold or intended to be sold, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(g)           For purposes of this Agreement, (i) the term “Health Law” means any Law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products by regulating the research, development, manufacturing and distribution of these products, including Laws relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports, including the U.S. Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act, as amended, the associated rules and regulations promulgated thereunder and all of their foreign equivalents and (ii) the term “Health Authority” means the Governmental Entities which administer Health Laws including the FDA, the European Medicines Agency and other equivalent agencies.

Section 4.21      Rule 14d-10 Matters.  All amounts payable pursuant to the Employee Plans or any other plan, program, agreement or arrangement pursuant to which compensation is paid or payable or pursuant to which benefits are provided (collectively, the “Arrangements”) to holders of Company Common Stock and other securities of the Company (the “Covered Securityholders”) (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.  The Board of Directors of the Company has determined that each member of the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) is an “Independent Director” within the meaning of the applicable NASDAQ rules and is an “Independent Director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.  The Compensation Committee (i) at a meeting duly called and held at which all members of the Compensation Committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan, (B) the treatment of the Company Stock Options, Company RSUs, Company PSUs and rights to purchase shares of Company Common Stock under the Purchase Plan in accordance with the terms set forth in this Agreement, the applicable Company Stock Plan and any applicable Arrangement, (C) the terms of Section 3.3 of this Agreement and (D) each other Arrangement, which resolutions have not been rescinded, modified or withdrawn in any way and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

Section 4.22      Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person (other than Goldman, Sachs & Co. (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the transactions contemplated hereby based upon arrangements made by or on behalf of the

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Company.  Prior to the date hereof, the Company has provided to Parent correct and complete copies of all agreements under which any such fees and commissions are payable to the Company Financial Advisor and all indemnification and other agreements related to the engagement of the Company Financial Advisor.

Section 4.23      Opinion of Financial Advisor.  The Company has received the opinion of the Company Financial Advisor to the effect that, as of the date hereof, and based upon and subject to the qualifications and assumptions set forth therein, $50.00 per share of Company Common Stock to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

Section 4.24      Anti-takeover Statutes.  The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect.  Assuming that neither Parent nor any of its Affiliates is an “interested stockholder” (as defined in Section 203 of the DGCL) as of immediately prior to the execution and delivery of this Agreement, the Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby from the restrictions on business combinations of Section 203 of the DGCL.  To the Knowledge of the Company, except for Section 203 of the DGCL, no other “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.25      Insurance.  The Company has delivered or otherwise made available to Parent a copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries in effect as of the date hereof.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) all such insurance policies are in full force and effect and all premiums thereon have been timely paid or, if not yet due, accrued, (b) there is no claim pending under the Company’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, (c) the Company and its Subsidiaries are in compliance with the terms of such policies and bonds and (d) the Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule to this Agreement dated as of the date hereof and delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (which Parent Disclosure Schedule sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Parent Disclosure Schedule relates; provided, however, that any information set forth in one Section or subsection of the Parent Disclosure Schedule shall be deemed to apply

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to each other Section or subsection thereof or hereof to which its relevance is readily apparent on its face), Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1        Organization, Standing and Corporate Power.  Each of Parent and Merger Sub is (a) a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) is duly licensed or qualified to do business as a foreign corporation and is in good standing (in jurisdictions that recognize the concept of good standing) in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary and has all requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so incorporated, validly existing or in good standing, or to have such power or authority, would not, individually or in the aggregate with such other failures, reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 5.2        Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger if required by applicable Law, to the affirmative vote of Parent as the sole stockholder of Merger Sub in favor of adopting this Agreement, or if not so required, to the taking by Parent of such action as is necessary to cause the Merger to become effective in accordance with the DGCL (collectively, the “Parent Approval”), and to comply with the provisions of this Agreement.  The execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated by this Agreement and the compliance by Parent and Merger Sub with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to obtaining the Parent Approval, or to comply with the provisions of this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

Section 5.3        Non-Contravention.  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated by this Agreement and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, require any payment to or consent or other action by any Person, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration or other change of any right or obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or

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other assets of Parent or Merger Sub under (a) the certificate of incorporation or bylaws or other organizational documents of Parent or the certificate of incorporation or bylaws of Merger Sub, (b) any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject or (c) subject to the governmental filings and other matters referred to in Section 5.4 below, any Law or Judgment, in each case applicable to Parent or Merger Sub or their respective properties or other assets, other than, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not reasonably be expected to prevent, materially impede or materially delay the consummation by Parent of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 5.4        Required Filings and Consents.  No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Offer, the Merger or the other transactions contemplated by this Agreement or the compliance by Parent and Merger Sub with the provisions of this Agreement, except for (a) compliance with the HSR Act, (b) compliance with other applicable Competition Laws, (c) the filing with the SEC of (i) the Offer Documents and (ii) reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (d) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (e) any filings required under the rules and regulations of NASDAQ and compliance with the requirements of the UK Financial Conduct Authority Listing Rules and (f) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 5.5        Information Supplied.  None of the information included or incorporated by reference in the Offer Documents (and none of the information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 or the Information Statement) will, at the respective times the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or first published, amended or supplemented or sent or given to the Company’s stockholders contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Offer Documents based on information supplied by the Company specifically for inclusion or incorporation by reference therein.  The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act.

Section 5.6        Interim Operations of Merger Sub.  All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be owned, directly or

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indirectly, by Parent.  Merger Sub was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 5.7        Sufficiency of Funds.  Parent has or will have sufficient funds, or access to sufficient funds, to consummate the Offer and the Merger on the terms contemplated by this Agreement, and, at the Offer Closing and the Effective Time, Parent will have available all of the funds necessary for (a) the acquisition of all shares of Company Common Stock pursuant to the Offer, (b) the payment of the Merger Consideration pursuant to the Merger and (c) the payment to the Company of funds sufficient to pay holders of Company Stock Options, Company RSUs and Company PSUs in accordance with the provisions of Section 3.3.

Section 5.8        Company Stock.  Neither Parent nor Merger Sub, nor any of their respective “affiliates” or “Associates” (as such terms are defined in Rule 12b-2 under the Exchange Act) has Beneficial Ownership of any Company Common Stock or other securities of the Company or any of its Subsidiaries, except as contemplated by this Agreement and except for any securities that may be owned by any employee benefit plan or other benefit plan administered by or on behalf of Parent or any of its Subsidiaries.  Neither Parent nor Merger Sub nor any of their respective affiliates is or has been within the last three (3) years an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

Section 5.9        Litigation.  (a) There is no claim, suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets or properties, (b) there is no Judgment outstanding against Parent or any of its Subsidiaries or any of their respective assets and (c) Parent has not received any written notification of, and to the knowledge of Parent there is no, investigation by any Governmental Entity involving Parent or any of its Subsidiaries or any of their respective assets that, in the case of each of clauses (a), (b) and (c), individually or in the aggregate, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 5.10      Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person (other than Lazard Frères & Co. LLC and Morgan Stanley & Co. International Plc), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1        Conduct of Business.

(a)           Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time, except (i) with the prior written consent of Parent (which

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consent shall not be unreasonably withheld, conditioned or delayed), (ii) as may be required by applicable Law (including the rules of NASDAQ), (iii) as specifically contemplated or permitted by this Agreement or (iv) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, (A) carry on its respective businesses in the ordinary course, including by using commercially reasonable efforts to continue current plans to develop subcutaneous and low-volume intravenous formulations of Cinryze, (B) comply in all material respects with all applicable Laws, all Permits and all Material Contracts, (C) use its commercially reasonable efforts to keep available the services of its present officers and other employees, (D) use its commercially reasonable efforts to maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (E) use its commercially reasonable efforts to cause the Company’s auditors to complete their audit for the year ending December 31, 2013 in a timely manner consistent with past practice and, at the request of Parent, to perform a review of the consolidated interim financial statements of the Company for any period beginning thereafter and (F) use its commercially reasonable efforts to maintain its relationships with its customers, lenders, suppliers, insurers and others having significant business relationships with it. Further, during the period from the date of this Agreement to the Effective Time, except (1) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as may be required by applicable Law (including the rules of NASDAQ), (3) as specifically contemplated by this Agreement or (4) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)           (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests or (C) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities (except pursuant to the forfeiture of Company Stock Options, Company RSUs or Company PSUs or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options or Company Hedge Options (in each case, that are outstanding on the date hereof in accordance with their terms on the date hereof) or the Tax withholding obligations in respect of Company Stock Options, Company RSUs or Company PSUs);

(ii)           issue, deliver, sell, promise, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable or exercisable for, or any options, warrants, calls or rights to acquire, any such stock, interests or securities or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to the value of Company Common Stock or the value of the Company or any part thereof; provided, however, that the Company may issue shares of Company Common Stock (A) pursuant to the exercise of Company Stock Options, the exercise of purchase rights under the Purchase Plan,

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the settlement of Company RSUs or Company PSUs, in each case, that are outstanding on the date hereof in accordance with their terms on the date hereof; (B) upon the conversion of the Convertible Notes that are outstanding on the date hereof in accordance with their terms on the date hereof; and (C) upon the exercise of the Call-Spread Warrants that are outstanding on the date hereof in accordance with their terms on the date hereof;

(iii)           amend the Company Charter or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

(iv)           acquire or agree to acquire any assets, securities or properties (including, whether by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any Person or business or division thereof), other than supplies or inventory in the ordinary course of business consistent with past practice;

(v)           sell, lease, license, sell and lease back, mortgage or otherwise subject to any Lien (other than Permitted Liens) or otherwise dispose of, abandon or permit to lapse any of its properties or assets (including any shares of capital stock, equity or voting interests or other rights, instruments or securities, and Intellectual Property Rights), except for (A) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice; (B) sales of properties or assets in the ordinary course of business with a sale price that does not exceed $500,000 individually or $1,000,000 in the aggregate; and (C) transfers among the Company and its Subsidiaries in the ordinary course of business consistent with past practice and that (x) are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (including with respect to Taxes), and (y) are not otherwise prohibited by Section 6.1(b);

(vi)           (A) incur, create or assume any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities (other than short-term borrowings in an amount not to exceed $1,000,000 in the aggregate incurred in the ordinary course of business consistent with past practice to finance the Company’s and its Subsidiaries’ working capital needs) or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company, and except for advances to employees in respect of travel or other related ordinary expenses, in each case in the ordinary course of business consistent with past practice;

(vii)           incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, other than (A) those set forth in

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Section 6.1(a)(vii) of the Company Disclosure Schedule or (B) other capital expenditures that do not exceed $500,000 individually or $1,000,000 in the aggregate;

(viii)           pay, discharge, settle or satisfy (or cause any insurer to pay, discharge, settle or satisfy), or offer to pay, discharge, settle or satisfy, (A) any claims of stockholders or any stockholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise, (B) any litigation, investigation, arbitration, proceeding or other claim, including with respect to the matters listed on Section 4.11 of the Company Disclosure Schedule, other than for an amount not to exceed $500,000 individually or $1,000,000 in the aggregate; provided, that such payment, discharge, settlement or satisfaction thereof (1) includes an express and unconditional release of the Company and its Subsidiaries and their respective officers and directors with respect thereto and (2) does not provide for any remedies other than money damages or (C) any other liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than, in the case of this clause (C), the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reserved against in the Company’s most recent financial statements (including the notes thereto) included in the Filed Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, other than the fees and expenses of the Company Financial Advisor and other transaction costs related to this Agreement and the transactions contemplated hereunder;

(ix)           (A) enter into any Material Contract or a Contract that would be a Material Contract if it had been entered into prior to the date hereof (including by amending of any Contract such that such Contract becomes a Material Contract), (B) modify or amend in any material respect any Material Contract, (C) waive, release, assign or fail to exercise or pursue any material rights or claims under any Material Contract or (D) accelerate, terminate or cancel any Material Contract;

(x)           (A) increase the compensation or benefits payable or to become payable, grant any severance, termination or retention pay, or pay or award any pension, retirement allowance or other equity or non-equity incentive awards to, or discretionarily accelerate the vesting or payment of any equity award held by, any current or former Service Provider, (B) amend or modify any Employee Plan or adopt or enter into any employee benefit plan, agreement or arrangement that would be an Employee Plan if in effect on the date hereof, (C) make any loans to any current or former Service Provider or (D) hire any employee at a rate of base compensation exceeding $100,000, except, in the case of clauses (A), (B) and (C), (I) as required by applicable Law or any Contract entered into prior to the date hereof, (II) as required by the terms of any Employee Plan or (III) for any employee who is not a director or officer of the Company and whose base salary does not

46

exceed $100,000, an increase in base compensation or broad-based benefits in the ordinary course of business consistent with past practice; provided, that, in no event will the Company be permitted to grant any equity incentive awards during the period from the date of this Agreement to the Effective Time;

(xi)           form any Subsidiary of the Company;

(xii)           adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any of its Subsidiaries; provided, however, the Company and its Subsidiaries shall be permitted to form employee representative bodies and works councils in accordance with applicable Law;

(xiii)           subject to Section 6.2, enter into, approve or recommend (or propose publicly to approve or recommend), or permit any of the Company’s Subsidiaries to enter into, any agreement requiring, or reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere or be inconsistent with, the Offer, the Merger or any of the other transactions contemplated by this Agreement or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement;

(xiv)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xv)           change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X under the Exchange Act, as agreed to by its independent public accountants;

(xvi)           fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xvii)           subject to Section 6.2, take any action intended to result in any of the Offer Conditions set forth on Exhibit A or to the Merger set forth in Article VIII not being satisfied or intended to prevent, delay or impair the ability of the Company to consummate the Merger; or

(xviii)           authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)           Certain Tax Matters.  During the period from the date of this Agreement to the Effective Time, except (i) as required by applicable Tax Law, (ii) with Parent’s prior written consent or (iii) as set forth in Section 6.1(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries will make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Return, claim any material Tax refund, enter into any closing agreement relating to

47

any material Tax, commence or enter into any advance pricing agreement, execute (in whole or in part) any material Tax planning, undertake any material correspondence relating to any advance pricing agreement, change any policies relating to transfer pricing, settle or compromise any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or consent to any extension of waiver of the statute of limitations period applicable to any material Tax claim or assessment.

(c)           Conduct of Business by Parent and Merger Sub.  During the period from the date of this Agreement to the Closing Date, each of Parent and Merger Sub agrees that it, and its respective Affiliates, shall not engage in any business combination, including an asset acquisition, that would reasonably be expected to result in any of the Offer Conditions set forth in Exhibit A or any of the conditions to the Merger set forth in Article VIII not being satisfied prior to the Termination Date.

(d)           No Control of the Company’s Business.  The Company, on the one hand, and Parent and Merger Sub on the other, acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Offer Closing, (ii) prior to the Offer Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in Section 6.1(a) or Section 6.1(b) or elsewhere in this Agreement to the extent the requirement of such consent would be inconsistent with applicable Law.

Section 6.2        No Solicitation.

(a)           Subject to this Section 6.2(a), from the date of this Agreement to the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 9.1, the Company shall not, nor shall it permit any of its controlled Affiliates to, nor shall it authorize or permit any of its or its controlled Affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, propose or knowingly encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal or (ii) enter into, continue or otherwise knowingly participate in any communications or negotiations regarding, or furnish to any Person any information with respect to, or otherwise knowingly cooperate in any way with any Person with respect to, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal.  The Company shall, and shall cause its Subsidiaries and direct its Representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any Person conducted heretofore with respect to any Takeover Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.  Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the Offer Closing, the Company, in response to a bona fide written Takeover Proposal received after the

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date hereof and provided, that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisor) that (A) such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) failure to respond to such Takeover Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and which Takeover Proposal did not result from a breach of this Section 6.2(a), may, and may permit and authorize its Affiliates and its and its Affiliates’ Representatives to, in each case subject to compliance with the provisions of this Agreement, (I) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives and financing sources) pursuant to a confidentiality agreement which contains terms with respect to the maintenance of confidentiality and restrictions on use of Company information that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision) and (II) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal; provided, that the Company shall concurrently provide or make available to Parent any information concerning the Company or its Subsidiaries provided to such third party which was not previously provided to Parent, and the Company shall not take any of the actions referred to in the foregoing clause (I) or (II) unless it shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.  In addition, the Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company (or any of its Representatives) of any Takeover Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party with respect to a Takeover Proposal.  The Company shall (i) provide the identity of the third party making any such Takeover Proposal, indication or request (to the extent disclosure of the identity of such third party is not otherwise prohibited by the Company’s confidentiality obligations to third parties in effect prior to the date hereof) and the terms and conditions of any such Takeover Proposal, indication or request, (ii) keep Parent reasonably informed, on a reasonably prompt and timely basis, of the status and details of any such Takeover Proposal, indication or request and (iii) promptly (but in no event later than forty-eight (48) hours after receipt) advise Parent of any changes to the material terms of such Takeover Proposal, indication or request.

For purposes of this Agreement, the term “Takeover Proposal” means any proposal, inquiry or offer (whether or not in writing) from any Person (other than Parent or Merger Sub or any of their Affiliates) with respect to, in a single transaction or series of transactions, any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise), of any business or asset or assets of the Company or any of its Subsidiaries representing 20% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders or owners of any Person) or “group” (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities

49

convertible into or exchangeable for, such securities) or any interest in such securities representing 20% or more of the outstanding shares of Company Common Stock or of the voting power of the Company’s capital stock, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, Beneficial Ownership, or the right to acquire Beneficial Ownership, or formation of any “group” (as defined under Section 13(d) of the Exchange Act) which beneficially owns or has the right to acquire Beneficial Ownership of, 20% or more of the outstanding shares of Company Common Stock or of the voting power of the Company’s capital stock or (v) combination of the foregoing.

For purposes of this Agreement, the term “Superior Proposal” means any bona fide written offer, which was not solicited after the date hereof and did not result from a breach of Section 6.2(a), made by any Person (other than Parent or Merger Sub or any of their Affiliates) that, if consummated, would result in such Person (or in the case of a direct merger between such Person and the Company, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of the outstanding shares of Company Common Stock or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which offer the Board of Directors of the Company reasonably determines in good faith (after consultation with its outside legal counsel and financial advisor) (i) provides a higher value from a financial point of view to the stockholders of the Company than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and this Agreement, as well as any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.2(d)), (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal and (iii) if a cash transaction (whether in whole or in part), for which the consideration is fully committed or reasonably determined by the Board of Directors of the Company to be available.

(b)           Neither the Board of Directors of the Company nor any committee thereof shall (i) withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation or any approval or recommendation by any such committee regarding this Agreement, the Offer and the Merger, or approve or recommend, or propose publicly to approve or recommend any Takeover Proposal, or resolve or agree to take any such action, (ii) fail to include the Company Recommendation in the Schedule 14D-9, (iii) approve or recommend, or propose publicly to approve, recommend or permit the Company or any of its Affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement in accordance with Section 6.2(a)), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries unless the Board of Directors of the Company determines after consulting with its outside legal counsel that the failure to waive such provision would be inconsistent with its fiduciary duties under Applicable Law; provided, that the Company shall not enforce and hereby waives any provision of any such agreement that would prohibit a third party from communicating

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confidentially an Acquisition Proposal to the Company’s Board of Directors or (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL (any such action or resolution or agreement to take such action in clauses (i) - (ii) above being referred to herein as an “Adverse Recommendation Change”).  It is agreed that any violation of the restrictions on the Company set forth in this Section 6.2 by any officer or director of the Company (or any other Representative of the Company that is authorized, intentionally sanctioned or intentionally caused by the Company) shall be deemed a breach of this Section 6.2 by the Company.  Notwithstanding the foregoing and anything in this Agreement to the contrary, but subject to Section 6.2(d), at any time prior to the Offer Closing, the Board of Directors of the Company may, following receipt of a Superior Proposal received after the date hereof and after determining in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (A) effect an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement in accordance with Section 9.1(h) in order to enter into a binding agreement providing for such Superior Proposal; provided, that immediately before and as a condition to any such termination, the Company pays to Parent the fee required by Section 9.3(b).

(c)           Notwithstanding anything to the contrary contained herein, but subject to Section 6.2(d), the Board of Directors of the Company may, at any time prior to the Offer Closing, effect an Adverse Recommendation Change for a reason unrelated to a Takeover Proposal (it being understood and agreed that any Adverse Recommendation Change proposed to be made in relation to a Takeover Proposal may only be made pursuant to and in accordance with the terms of Section 6.2(a) and (b)) if the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel, that, in light of material facts, events or circumstances that have developed since the date of this Agreement that were not known or reasonably foreseeable to the Company prior to the date hereof, the failure to take such action would be inconsistent with the fiduciary duties owed by the Board of Directors of the Company to the stockholders of the Company under applicable Law.

(d)           The Board of Directors of the Company shall not make an Adverse Recommendation Change pursuant to Section 6.2(b) or Section 6.2(c) (or terminate this Agreement pursuant to Section 9.1(h)), unless (i) if such Adverse Recommendation Change is to be made in relation to a Takeover Proposal, such Takeover Proposal constitutes a Superior Proposal, (ii) the Company promptly provides written notice to Parent at least four (4) Business Days before taking such action of its intention to do so and containing (1) in the case of any action intended to be taken in relation to a Takeover Proposal, the material terms of such Takeover Proposal, including the most current version of the proposed agreement under which such Takeover Proposal is proposed to be consummated and the identity of the Person making the Takeover Proposal (to the extent disclosure of the identity of such third party is not otherwise prohibited by the Company’s confidentiality obligations to third parties in effect prior to the date hereof) or (2) in the case of any action intended to be taken in circumstances not involving or relating to a Takeover Proposal, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action and (iii) Parent does not make, within four (4) Business Days after its receipt of that written notification, an offer that (1) in the case of any action intended to be taken in relation to a Takeover Proposal causes the Takeover Proposal, as

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determined by the Company’s Board of Directors in good faith, after consultation with its outside legal counsel and financial advisor, to no longer constitute a Superior Proposal, or (2) in the case of any action intended to be taken in circumstances not involving or relating to a Takeover Proposal, obviates, in the good faith view of the Company’s Board of Directors, after consultation with its outside legal counsel, the need for such Adverse Recommendation Change.  It is understood that in the case of any action intended to be taken in relation to a Takeover Proposal, any amendment to the financial terms or other material terms of such Takeover Proposal shall require a new written notification from the Company under this Section 6.2(d), except that the Company’s advance written notice obligation shall be reduced to forty-eight (48) hours (rather than the four (4) Business Days otherwise contemplated by the immediately preceding sentence).  The Company agrees that, during any four (4)-Business Day or forty-eight (48)-hour period, as applicable, referred to in this Section 6.2(d), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions proposed by Parent to the terms of the transactions contemplated by this Agreement.

(e)           Nothing contained in this Section 6.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14d-9 (including Item 1012(a) of Regulation MA promulgated under the Exchange Act) and Rule 14e-2(a) promulgated under the Exchange Act and (ii) making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company (after consultation with outside legal counsel), (A) failure to so disclose would be inconsistent with its fiduciary duties under applicable Law or (B) such disclosure is required under the federal securities Laws; provided, however, that the taking of any such position or making of any such disclosure or statement (other than a “stop, look and listen” letter or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) shall be subject to and only taken in compliance with Section 6.2(b), Section 6.2(c) and Section 6.2(d), as applicable.

(f)           Nothing contained in this Section 6.2 shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 6.2.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1        Access to Information; Confidentiality.

(a)           Prior to the Closing Date, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access upon reasonable advance notice and during normal business hours to all their respective properties, assets, books, records, Contracts, Permits, documents, information, directors, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company and its Subsidiaries, and the Company shall, and shall cause each of its Subsidiaries to, furnish to Parent any information concerning its business, assets, liabilities, employees and other aspects of the Company and its Subsidiaries as Parent may reasonably request, including information concerning the Company’s compliance with its obligations under clause (A) of Section 6.1(a) related to the development of subcutaneous and low-volume intravenous formulations of Cinryze (and the Company shall keep Parent reasonably informed on a reasonably current basis, and consider in good faith Parent’s views, with respect thereto); provided, however, that the Company shall not be required to (or to cause

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any of its Subsidiaries to) afford such access or furnish such information to the extent that doing so is restricted under applicable Law or otherwise would result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege) or is restricted pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party (which such person shall use commercially reasonable efforts to cause such counterparty thereto to waive) and provided, further, that any such access or disclosure shall be conducted at Parent’s expense during normal business hours and shall be subject to supervision by the Company’s or the applicable Subsidiary’s personnel.  Notwithstanding anything to the contrary herein, (i) Parent and Merger Sub shall not be permitted prior to the Closing Date to contact any of the Company’s or its Subsidiaries’ vendors, customers, suppliers, contract counterparties, joint venture partners or, other than as expressly contemplated by this Agreement, Governmental Entities regarding the operations of the Company or its Subsidiaries without receiving the prior written consent of the Company, which will not be unreasonably withheld and (ii) prior to the Closing Date, Parent and Merger Sub shall not have the right to conduct any environmental testing, sampling or analysis at, on, under or from any real property of the Company or its Subsidiaries.

(b)           Parent will hold, and will direct its Representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreement.

Section 7.2        Reasonable Best Efforts.

(a) Each party from whom a filing under the HSR Act would be required in order for the transactions contemplated hereby to be consummated lawfully shall, as promptly as practicable (but in no event later than ten (10) Business Days) following the date hereof, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with this transaction (“HSR Filing”).  As promptly as practicable following the date hereof, each party shall make all other filings necessary or appropriate under any other applicable foreign Competition Law in connection with the transactions contemplated hereby (including submitting a draft application for the approval of the transaction to the UK Office of Fair Trading (“OFT”) no later than two (2) Business Days following the date hereof).  To the extent permitted by applicable Law, the parties hereto shall request expedited treatment of any such filings, furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of such filings, and give each other advance notice of and a meaningful opportunity to review, and take into account each other’s reasonable comments with respect to, such filings.  Neither Parent nor the Company shall voluntarily withdraw its respective HSR Filing without the prior written consent of the other party.  After any filing or submission under the HSR Act or other Competition Law, to the extent permitted by applicable Law, the parties hereto shall keep one another apprised of the status of, and give each other advance notice of, and a meaningful opportunity to review and take into account each other’s reasonable comments, all communications with, and all inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity, and shall comply promptly with any such reasonable inquiry or request.  To the extent permitted by the relevant Governmental Entity, the parties hereto shall give each other advance notice of and permit each other to attend all in-

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person or telephonic meetings or conferences between one or more of the parties hereto and one or more Governmental Entity under the HSR Act or other Competition Law.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following:  (i) the satisfaction of the conditions precedent set forth in Exhibit A and Article VIII, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, clearances, orders and authorizations from, and the giving of any necessary notices to, Governmental Entities and other Persons, (iii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement.  In connection with and without limiting the generality of the foregoing, each of the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Offer, the Merger and the other transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.

(c)           In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the Offer, the Merger or any other transaction contemplated hereby under any Competition Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party, challenging the Offer, the Merger or any of the transactions contemplated hereby as violative of any Competition Law, or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement as expeditiously as reasonably practicable; in this context, “reasonable best efforts” shall include, without limitation, (i) defending any lawsuits or other legal proceedings, whether judicial or administrative, that challenge this Agreement, the Offer, or the consummation of the Merger or any other transaction contemplated hereby; (ii) seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order, or other restraint entered by any court or other Governmental Entity; (iii) divesting, disposing of, or transferring any assets or entities; (iv) granting licenses; (v) entering into hold-separate agreements; (vi) making commitments as to future conduct or operations; and (vii) agreeing to do or permitting to be done any of the foregoing; provided, however, that notwithstanding anything to the contrary in this Agreement, (A) Parent and its Subsidiaries shall not be required to take any of the actions described in the foregoing clauses (iii) through (vii) (insofar as clause (vii) relates to the foregoing clauses (iii) through (vi)) (x) with respect to Firazyr or Cinryze (including any alternative low volume formulation of Cinryze or any formulation utilizing

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subcutaneous administration) or (y) to the extent that such action or actions unrelated to Firazyr or Cinryze (including any alternative low volume formulation of Cinryze or any formulation utilizing subcutaneous administration) would reasonably be expected to be, individually or in the aggregate, materially adverse to the Company (and its Subsidiaries) and Parent (and its Subsidiaries), taken as a whole (provided, that, for such purposes, impacts on Parent, the Company or any of their respective Subsidiaries will be aggregated) (any such action described in this clause (A), a “Burdensome Condition”) and (B) neither the Company nor any of its Subsidiaries nor Parent nor any of its Subsidiaries or Affiliates shall be obligated to, and the Company shall not without Parent’s prior written consent, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, hold separate, divest, dispose of or transfer any assets, grant any license or conduct or change its business unless such requirement, condition, understanding, agreement or order is binding on the Company or any of its Subsidiaries or on Parent or any of its Subsidiaries or Affiliates, as the case may be, only in the event the Offer Closing occurs.

(d)           Notwithstanding anything in this Agreement to the contrary, to the extent permitted by applicable Law, Parent shall control and lead all communications, defense, litigation, negotiations and strategy relating to the HSR Act or any other Competition Law relating to any of the transactions contemplated hereby; provided, that, subject to Section 7.2(a), each Party shall be responsible for and control its HSR Filing, its filing with OFT, if any, and its responses to Governmental Entities with respect to such filings; and provided, further, that Parent shall consult with and consider in good faith the comments of the Company in connection with any such communication, defense, litigation, negotiation or strategy relating to the HSR Act or any other Competition Law and, to the extent reasonably practicable and to the extent permitted by applicable Law, shall give the Company the opportunity to attend and participate in any meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person relating to the HSR Act or any other Competition Law regarding any of the transactions contemplated hereby.

(e)           Without limiting the foregoing, the Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors, officers, employees, advisors or agents relating to the Offer, the Merger or the other transactions contemplated by this Agreement, and will obtain the prior written consent of Parent prior to settling or satisfying, or offering to settle, any such claim, it being understood and agreed that the Company shall control such defense and that this Section 7.2(e) shall not give Parent the right to direct such defense, except to the extent that Parent or Merger Sub is named as a defendant in such litigation and in that case solely as to the defense of Parent and Merger Sub.

Section 7.3        Notification of Certain Matters.  Each party hereto shall promptly notify the other party hereto of (a) its discovery of any occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied; (b) any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement; (c) any suits, actions or proceedings commenced or threatened

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that relate to the consummation of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement of which such party has Knowledge; and (d) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 7.4        Director and Officer Indemnification, Exculpation and Insurance.

(a)           Parent and Merger Sub agree that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time in favor of both the current and former directors and/or officers of the Company and its Subsidiaries than are provided in the Company’s and its Subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational documents) as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights of individuals who were directors, officers or employees of the Company and its Subsidiaries at or prior to the Effective Time.  Parent and Merger Sub further agree that any indemnification or other agreements of the Company (as in effect on the date of this Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and such agreements shall not be modified in any manner that would affect adversely the rights of individuals who were directors, officers, employees or agents of the Company and its Subsidiaries at or prior to the Effective Time.  From and after the Effective Time, Parent hereby irrevocably and unconditionally guarantees the payment and performance obligations of the Surviving Corporation under this Section 7.4(a).

(b)           From the Offer Closing through the sixth anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement; provided, that Parent or the Surviving Corporation may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy its obligation under this Section 7.4(b) by causing the Company to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 7.4(b); provided, further, that Parent and the Surviving Corporation shall not be required to pay an annual premium (or, in the case of a prepaid policy obtained pursuant to

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clause (ii), an aggregate amount) for such insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c)           Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any individual who is now, or who has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.4 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d)           The provisions of this Section 7.4 are (i) intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 7.4 in connection with their successful enforcement of their rights provided in Section 7.4.

(e)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.4.

Section 7.5        Public Announcements.  The parties agree that the initial press release(s) to be issued with respect to the transactions contemplated by this Agreement shall be in the form(s) agreed to by the parties.  Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements (including broad-based employee communications) with respect to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable Law, listing authority (including the U.K. listing authority), court process or by obligations pursuant to any listing agreement with any U.S. or U.K. securities or share exchange market or securities quotation system to which such party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.

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Section 7.6        Merger Sub Compliance.  Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement and prior to the Closing Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 7.7        Section 16(b).  The Company shall take all steps reasonably required to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company in connection with the transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.8        Rule 14d-10 Matters.  Notwithstanding anything in this Agreement to the contrary, the Company will not, after the date hereof, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any Company Employee unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee shall have taken all such steps as may be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Section 7.9        Company Benefit Plan Matters.

(a)           For a period of two (2) years following the Offer Closing (or if shorter, during the period of employment), Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who is employed as of immediately prior to the Offer Closing (collectively, the “Company Employees”), compensation (including base salary and cash incentive opportunities, but excluding equity incentive opportunities) and benefits (including paid time off, defined contribution retirement and welfare benefits) which are substantially comparable in the aggregate to the compensation (including base salary and cash and incentive opportunities, but excluding equity incentive opportunities) and benefits (including paid time off, defined contribution retirement and welfare benefits) provided to such Company Employee immediately prior to the Offer Closing.  In addition, if any Company Employee (other than those who are party to a Change of Control Agreement with the Company, whose rights shall be governed by the terms of such agreements) incurs a qualifying termination of employment in accordance with the terms and conditions of the severance arrangement listed on Section 7.9(a) of the Company Disclosure Schedule within two (2) years following the Offer Closing, Parent shall provide, or shall cause to be provided, severance payments and benefits to such Company Employee in accordance with the terms and conditions of such severance arrangement (taking into account such Company Employee’s service as required pursuant to Section 7.9(b) below).  Following the two- (2) year period referenced in this Section 7.9(a), each Company Employee shall be eligible to receive compensation and benefits, including severance benefits, which are substantially similar to those provided at the time to then similarly situated employees of Parent and its Subsidiaries.

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(b)           For purposes of vesting, eligibility to participate and benefit accrual under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Offer Closing (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Offer Closing, to the same extent as such Company Employee was entitled, before the Offer Closing, to credit for such service under any similar employee benefit plan or the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Offer Closing (and to the extent there is not a similar employee benefit plan of the Company or its Subsidiaries, service as recognized for purposes of the Company’s 401(k) plan as in effect immediately prior to the Offer Closing); provided, that service of a Company Employee prior to the Offer Closing Date with the Company and its Subsidiaries or predecessors shall not be recognized for the purpose of any entitlement to participate in, or receive or accrue benefits with respect to, any defined benefit pension plans, retiree medical programs or other retiree welfare benefit programs maintained by Parent or its Affiliates.  In addition, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in New Plans that are welfare benefit plans (other than retiree medical programs or other retiree welfare benefit programs) to the extent coverage under such New Plan is comparable to an Employee Plan in which such Company Employee participated immediately before the Offer Closing (such plans, collectively, the “Old Plans”) other than limitations or waiting periods that would have been in effect with respect to such Company Employee under the applicable Old Plan immediately prior to the Offer Closing and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, (A) Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan in which such employee participated immediately prior to the Offer Closing and (B) Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. In no event shall anything contained in this Section 7.9(b) result in any duplication of benefits for the same period of service.

(c)           Parent hereby acknowledges that the consummation of the Offer and the Merger constitutes a change of control or change in control, as the case may be, for all purposes under the Employee Plans.

(d)           Prior to the Offer Closing, the Company shall take all actions that may be necessary or appropriate to cause the Company’s 401(k) Employee Savings Plan (the “Company 401(k) Plan”) to terminate as of the date immediately preceding the Offer Closing Date.  All resolutions, notices or other documents issued, adopted or executed in connection with such termination shall be subject to Parent’s prior review and comment.  As of the Offer Closing Date, Parent shall have in place a tax qualified defined contribution retirement plan in which Company Employees who were eligible to participate in the Company 401(k) Plan immediately prior to the

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Offer Closing Date are eligible to participate (the “Parent 401(k) Plan”).  The Parent 401(k) Plan shall permit each such Company Employee with an account balance in the Company 401(k) Plan to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to the Parent 401(k) Plan, in the form of cash or loan promissory notes as applicable, in an amount equal to all or any portion of the account balance distributed to such Company Employee from the Company 401(k) Plan.

(e)           To the extent not previously paid by the Company prior to the Offer Closing, no later than five (5) Business Days following the Offer Closing Date, the Company shall make a cash payment to each employee of the Company or its Subsidiaries who is a participant in the Company’s U.S. Cash Bonus Plan (“Bonus Plan”) as of the date hereof, in full satisfaction of each such employee’s rights under such plan, in an amount equal to (i) the amount determined by the Company prior to the Offer Closing Date to be payable to such employee with respect to the 2013 calendar year under the Bonus Plan, based on the Company’s performance through the earlier of December 31, 2013 and the Offer Closing Date and (ii) a fraction, the numerator of which is the number of days elapsed in the 2013 calendar year through the Offer Closing and the denominator of which is 365.  To the extent not paid prior to the Offer Closing, each Company Employee who participates in a cash incentive plan set forth on Section 7.9(e) of the Company Disclosure Schedule (each, a “2013 Bonus Plan”) will be eligible to receive a payment under such 2013 Bonus Plan for the performance period ending on December 31, 2013, if the Company Employee remains employed by the Company, Parent or the Surviving Corporation, as applicable, through the required date set forth in such 2013 Bonus Plan or if the Company Employee is terminated by the Company, Parent or the Surviving Corporation, as applicable, without “cause” (as defined in the severance arrangement listed on Section 7.9(a) of the Company Disclosure Schedule) following the Offer Closing.  In the event the Offer Closing occurs prior to December 31, 2013, each 2013 Bonus Plan will continue to be maintained in accordance with the terms thereof through December 31, 2013.  Payments under the 2013 Bonus Plans will in all cases be determined in accordance with the terms of the 2013 Bonus Plans and the Company's historical practices for making such payments and will reflect a participant’s individual targets (as applicable).

(f)           Following the date of this Agreement, the Company and Parent (and their Affiliates) shall reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect this Section 7.9, including (i) exchanging information and data relating to employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law) and (ii) making any and all required communications with Company Employees.

(g)           Nothing in this Section 7.9 shall be treated as an amendment of, or undertaking to amend, any benefit plan.  The provisions of this Section 7.9 are solely for the benefit of the respective parties to this Agreement and, without limiting the generality of Section 10.7 nothing in this Section 7.9, express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under an Employee Plan that such

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employee or beneficiary or other Person would not otherwise have under the terms of that Employee Plan.

Section 7.10      Convertible Notes. The Company shall comply, in all material respects, with the terms of the Indenture, dated as of March 19, 2007, as amended pursuant to the First Supplemental Indenture, dated as of March 26, 2007, in each case between the Company and Wilmington Trust Company, N.A., as trustee (the “Indenture”), with respect to any right of holders to convert the Convertible Notes or with respect to the Company’s obligation to repurchase the Convertible Notes from the holders thereof as a result of the transactions contemplated hereby, including the delivery of any and all appropriate notices required by the terms of the Indentures. Prior to taking any of the foregoing actions, the Company shall consult with and reasonably cooperate with Parent with respect to the action and the intended manner and form thereof.  Parent shall be given a reasonable opportunity to review any notice, announcement, certificate or legal opinion before such document is provided to the trustee under the Indenture, and the Company shall give reasonable and good faith consideration to any comments made by Parent.

Section 7.11      Call-Spread Warrants and Company Hedge Options.  The Company shall, and shall cause its Representatives to, cooperate with Parent at Parent’s request in connection with any discussions, negotiations or agreements with Credit Suisse International, Credit Suisse, New York Branch, Wells Fargo Bank, National Association, Goldman Sachs International, any of their respective Affiliates or any other Person (including each other counterparty to the Call-Spread Warrants and the Company Hedge Options) with respect to any determination or computation in connection with the Call-Spread Warrants or the Company Hedge Options, including with respect to any cash amounts or shares of Company Common Stock that may be receivable, issuable, deliverable or payable by the Company pursuant the Call-Spread Warrants or the Company Hedge Options.  The Company shall not, and shall cause its Representatives not to, enter into any discussions, negotiations or agreements with respect to the foregoing without Parent’s prior written consent, and shall keep Parent fully informed of all such discussions and negotiations.

Section 7.12      Termination of Credit Facility.  The Company shall terminate the Credit Agreement, dated as of September 9, 2011, among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (the “JPM Credit Facility”) at or immediately prior to the Offer Closing, and shall use reasonable best efforts to obtain prior to the Offer Closing payoff letters (or confirmation that no amounts are then outstanding under the JPM Credit Facility) from the lenders under the JPM Credit Facility in form and substance reasonably satisfactory to Parent with respect thereto, including, subject to the payment of any applicable payoff amount, the release of all Liens granted in connection with the JPM Credit Facility.

Section 7.13      Sanquin Matters.  To the extent permitted by applicable Law and the Company’s relevant contractual obligations, the Company shall keep Parent reasonably informed on a reasonably current basis of (i) any developments, discussions or negotiations related to or arising out of any inspections of the facilities maintained by Stichting Sanquin Bloodvoorziening or any of its Affiliates, including Sanquin Plasma Products and C.A.F. – D.C.F. (collectively, “Sanquin”), (ii) any communications or notices from the FDA (including on Form FDA 483) or

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any other Health Authority in respect of such inspections (including any such communication or notice disclosed to the Company by Sanquin) and (iii) any responses made to any such communications or notices, including in connection with the Warning Letter sent from the FDA to Sanquin on August 29, 2013.  Without limiting the generality of the foregoing, to the extent permitted by applicable Law and (if applicable) the relevant Health Authority, in each case in connection with the aforementioned matters, the Company shall (w) promptly inform Parent of any communication or notice received after the date hereof from Sanquin or any Health Authority, (x) to the extent reasonably practicable under the circumstances, consult with and consider in good faith the views of Parent prior to requesting that Sanquin take any action, (y) prior to submitting or making any communication, correspondence, filing or response to any Health Authority or Sanquin, give Parent a meaningful opportunity to review, as reasonably in advance as practicable under the circumstances, and consider in good faith Parent’s comments to, any such communication, correspondence, filing or response, and (z) consult with Parent in advance of, and give Parent’s representatives the opportunity to attend, any in-person or telephonic meeting or conference with Sanquin or any Health Authority, the primary purpose of which is to discuss the matters described in the immediately preceding sentence, subject to reasonable restrictions on the number of persons attending on Parent’s behalf, which shall not be less than two (2), and with respect to other calls or meetings in which the matters described in the immediately preceding sentence are discussed, reasonably update Parent regarding such discussions.

Section 7.14      Takeover Statutes.  If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Offer, the Merger or the other transactions contemplated by this Agreement after the date of this Agreement, the Company and the members of its Board of Directors shall grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger, and the other transactions contemplated hereby.

Section 7.15      Stock Exchange Delisting.  After the Offer Closing, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and the rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1        Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

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(a)           No Injunctions or Legal Restraints.  No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Entity or Law (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Merger shall be in effect; and

(b)           Purchase of Company Common Stock in the Offer.  The Offer shall have been consummated and Merger Sub shall have previously accepted for payment, or caused to be accepted for payment, in accordance with the terms of this Agreement, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1        Termination.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (in each case upon written notice (other than in the case of Section 9.1(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 9.1 pursuant to which such termination is effected):

(a)           subject to Section 1.3, by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company, if:

(i)           the Offer Closing shall not have occurred prior to August 12, 2014 (the “Termination Date”) for any reason; provided, however, that if, as of the Termination Date, one or more of the conditions set forth in clause (ii) or paragraph (a) or (b) of clause (iii) of Exhibit A shall not have been satisfied or waived, then, upon notice given by Parent or the Company not later than 6:00 p.m., Eastern time, on the Termination Date, the Termination Date shall be extended to and including October 14, 2014, which date shall thereupon constitute the Termination Date for all purposes of this Agreement; and provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) (or extend the Termination Date pursuant to the preceding proviso) shall not be available to any party whose failure to perform any of its obligations under this Agreement has resulted in the failure of the Offer Closing to occur prior to such date;

(ii)           any Legal Restraint (other than a temporary restraining order) that has the effect of preventing the consummation of the Offer or the Merger shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement has resulted in such Legal Restraint being or remaining in effect; or

(iii)           any Legal Restraint that has the effect of delaying the consummation of the Offer or the Merger beyond the Termination Date shall be in

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effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any party whose failure to perform any of its obligations under this Agreement has resulted in such Legal Restraint being or remaining in effect;

(c)           prior to the Offer Closing, by Parent, in the event an Adverse Recommendation Change has occurred (whether or not in compliance with Section 6.2) or if, at any time after the receipt or public announcement of an Takeover Proposal, the Board of Directors of the Company shall have failed to publicly reaffirm the Company Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request from Parent to do so;

(d)           prior to the Offer Closing, by Parent, if the Company shall have intentionally and materially breached its obligations under Section 6.2;

(e)           prior to the Offer Closing, by Parent, if the Company shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its obligations, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in paragraph (d) or (e) of clause (iii) of Exhibit A and (ii) is incapable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, the Company does not commence to cure such breach or failure within five (5) Business Days after its receipt of written notice thereof from Parent and cure such breach or failure within thirty (30) days after its receipt of written notice thereof from Parent;

(f)           prior to the Offer Closing, by the Company, if Parent or Merger Sub shall have breached in any material respect any of its representations or warranties contained in this Agreement or Parent or Merger Sub shall have failed to perform in any material respect all obligations, covenants or agreements required to be performed by them under this Agreement at or prior to the Offer Closing, in each case, which breach or failure to perform (i) is incapable of being cured by Parent or Merger Sub by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent and Merger Sub do not commence to cure such breach or failure within five (5) Business Days after their receipt of written notice thereof from the Company and cure such breach or failure within thirty (30) days after their receipt of written notice thereof from the Company and (ii) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or Merger Sub of the Offer, the Merger or the other transactions contemplated by this Agreement;

(g)           prior to the Offer Closing, by Parent or the Company, if the Offer has expired in accordance with its terms and has not been extended by Merger Sub, and Merger Sub has not accepted for payment within three (3) Business Days following such expiration all shares of Company Common Stock validly tendered and not validly withdrawn (provided, that the right to terminate this Agreement under this Section 9.1(g) shall not be available to Parent if Parent or Merger Sub is then in breach of its obligation hereunder to accept such shares for payment); and

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(h)           prior to the Offer Closing, by the Company in accordance with the terms and subject to the conditions of Section 6.2(b) and Section 6.2(d).

Section 9.2        Effect of Termination  In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except that (a) Section 7.1(b), Section 9.3, this Section 9.2 and Article X shall survive such termination and (b) the termination of this Agreement shall not relieve or release any party hereto from any liability arising out of its willful breach (subject to Section 9.3(e)) of this Agreement or any fraud.

Section 9.3        Fees and Expenses.

(a)           Except as expressly set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(b)           In the event that this Agreement is terminated (i) by Parent pursuant to Section 9.1(c) or Section 9.1(d) or (ii) by the Company pursuant to Section 9.1(h), then, in each such case, the Company shall pay Parent a fee equal to $127,140,000 (the “Termination Fee”) by wire transfer of same-day funds to an account designated by Parent, which payment shall be made (x) in the case of a termination by Parent pursuant to Section 9.1(c) or Section 9.1(d), within two (2) Business Days after such termination and (y) in the case of a termination by the Company pursuant to Section 9.1(h), immediately before and as a condition to such termination.

(c)           In the event that (i) prior to the termination of this Agreement, any Takeover Proposal (for purposes of this Section 9.3(c), substituting 50% for the 20% thresholds set forth in the definition of Takeover Proposal) is publicly proposed or publicly disclosed or otherwise communicated to the Board of Directors of the Company and not publicly and unconditionally withdrawn, (ii) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(i) or Section 9.1(g) (unless Parent or Merger Sub was, at the time of a termination by the Company pursuant to Section 9.1(g), in breach of its obligation to accept for payment shares of Company Common Stock) or by Parent pursuant to Section 9.1(e) and (iii) within twelve (12) months after termination of this Agreement, (A) the Company enters into any acquisition agreement or other definitive agreement or Contract providing for, or the Board of Directors recommends to the Company’s stockholders, any Takeover Proposal (regardless of whether such Takeover Proposal is the same Takeover Proposal referred to in clause (i)) or  (B) a transaction in respect of any Takeover Proposal shall have been consummated (regardless of whether such Takeover Proposal is the same Takeover Proposal referred to in clause (i)), then the Company shall pay to Parent the Termination Fee upon the occurrence of the applicable event described in clause (iii)(A) or (B).

(d)           If this Agreement is terminated pursuant to Section 9.1(b) and, at the time of such termination, (A) one or more of the conditions set forth in clause (ii) or paragraph (a) or (b) of clause (iii) of Exhibit A shall not have been satisfied or waived solely as a result of

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applicable Competition Law or any Burdensome Condition and (B) all of the other conditions set forth in clauses (ii) and (iii) of Exhibit A have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, would be satisfied if the Offer Closing were to occur on the date of such termination), then Parent shall pay to the Company in immediately available funds $200,000,000 (the “Reverse Termination Fee”) immediately before, and as a condition to, any such termination by Parent and otherwise as promptly as reasonably practicable (and in any event within two (2) Business Days) following such termination; provided, that no Reverse Termination Fee shall be payable by Parent pursuant to this Section 9.3(d) if the Company’s failure to perform any of its obligations under this Agreement has materially contributed to the failure of the conditions set forth in clause (ii) or paragraph (a) or (b) of clause (iii) of Exhibit A to be satisfied.

(e)           Notwithstanding anything to the contrary in this Agreement (including in Section 9.2, Section 10.7(b) and Section 10.12), the parties agree that (i) the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement in the event the Termination Fee becomes due and payable under the terms of this Agreement, and, upon payment of the Termination Fee, the Company shall have no further liability to Parent and Merger Sub hereunder and (ii) the payment of the Reverse Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement in the event the Reverse Termination Fee becomes due and payable under the terms of this Agreement, and, upon payment of the Reverse Termination Fee, Parent and Merger Sub shall have no further liability to the Company hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1      No Other Representations or Warranties; Investigation by Parent.  Parent and Merger Sub each acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company with the Company, (b) it has been afforded the opportunity to ask questions of and receive answers from the Company and (c) except for the representations and warranties contained in Article IV, and without limiting Parent’s or Merger Sub’s remedies in the case of fraud or intentional misconduct, neither Parent nor Merger Sub has relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or with respect to any information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.  The Company makes no representations and warranties except as set forth in Article IV.  Moreover, except in the case of fraud or intentional misconduct, (x) neither the Company, the Company’s Subsidiaries, nor any of their respective directors, officers, employees, affiliates, agents or Representatives nor any other Person will have or be subject to any liability or obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in the data rooms or management presentations in connection with the transactions contemplated by this Agreement, unless any such information is included or incorporated in a representation or warranty contained in Article IV, and (y) Parent and Merger Sub each acknowledges that neither the Company nor any other

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Person makes any representations or warranties whatsoever with respect to any projections or forecasts that may have been provided to Parent or any of its Representatives.

Section 10.2      Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 10.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.  The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Section 10.3      Amendment.  Subject to Section 1.3, this Agreement may be amended by the parties hereto at any time, whether before or after the Offer Closing shall have occurred, provided, however, that after the Offer Closing, there shall be no amendment that decreases the Merger Consideration and there shall be made no amendment that by Law requires approval by stockholders of the Company without approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 10.4      Extension; Waiver.  At any time prior to the Effective Time, the parties may, subject to Section 1.3, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that there shall be made no waiver that by Law requires approval by stockholders of the Company without the approval of such stockholders.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 10.5      Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile (which is confirmed), or if mailed, three (3) days after mailing (one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 10.5).

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if to Parent or Merger Sub, to:

Shire Pharmaceutical Holdings Ireland Limited
Riverwalk, Citywest Business Campus
Dublin 24
Ireland
Facsimile: +353 (0) 1 429 7701
Attention:	Michael Garry
Anne Marie Dempsey

with copies (which shall not constitute notice) to:

Hampshire International Business Park
Basingstoke, Hampshire
RG24 8EP, UK
Facsimile: +44 1256 894 710
Attention: General Counsel

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Facsimile: (212) 701-5800
Attention:	George R. Bason, Jr.
William J. Chudd

if to the Company, to:

ViroPharma Incorporated
730 Stockton Drive
Exton, Pennsylvania 19341
Facsimile: (610) 458-7380
Attention:	J. Peter Wolf

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, D.C. 20005
Facsimile: (202) 393-5760 (confirmed by email
eileen.nugent@skadden.com and michael.rogan@skadden.com)
Attention:	Eileen T. Nugent
Michael P. Rogan

Section 10.6      Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or pdf), all of which shall be considered one and the same

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agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.7      Entire Agreement; No Third-Party Beneficiaries.  This Agreement together with the Exhibits and Appendix hereto, the Company Disclosure Schedule and the Parent Disclosure Schedule, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement.  Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third-party beneficiaries or otherwise, except (a) for the third-party beneficiaries contemplated by Section 7.4, (b) that, subject to Section 9.3(e), the Company shall have the right to pursue damages on behalf of its stockholders (which the parties acknowledge and agree may include to the extent proven the benefit of the bargain lost by such stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money)) in the event of Parent’s or Merger Sub’s fraud or willful breach of this Agreement, which right is hereby acknowledged by Parent and Merger Sub, and (c) from and after the Effective Time, holders of shares of the Company Common Stock shall have the right to receive the Merger Consideration pursuant to the terms and conditions of Article III.

Section 10.8      Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, whether by merger, operation of Law or otherwise, by Parent, Merger Sub or the Company without the prior written consent of the other parties except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Effective Time, to any Person; provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 10.9      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof or that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

Section 10.10    Consent to Jurisdiction; Service of Process; Venue.

(a)           Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the federal court of the United States of America sitting in the State of Delaware) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated by this Agreement (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts).

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(b)           Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party in the manner provided for notices in Section 10.5 shall be deemed effective service of process on such party.

(c)           Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated by this Agreement in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the federal court of the United States of America sitting in the State of Delaware) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  Parent waives any right to assert sovereign immunity or any similar defense available to it by virtue of its domicile in Ireland.

Section 10.11    Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.  Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 10.11.

Section 10.12    Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the federal court of the United States of America sitting in the State of Delaware), this being in addition to any other remedy to which they are entitled at Law or in equity.  Each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the party seeking such injunction, specific performance or other equitable relief has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity.  In the event that any party seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security in connection with any such injunction or other Judgment.

Section 10.13    Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a Person duly authorized by such party to do so.

Section 10.14    Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in

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any respect by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or unenforceable in any respect, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 10.15    Joint and Several Liability; Obligation of Parent.  Parent and Merger Sub hereby agree that they will be jointly and severally liable for all covenants, agreements, obligations and representations and warranties made by either of them in this Agreement.  Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action and a guarantee of the payment and performance thereof.

Section 10.16    Parent Holdco Guarantee.

(a)           Parent Holdco irrevocably and unconditionally guarantees to the Company the due and punctual performance of the obligations of Parent and Merger Sub hereunder (the “Guaranteed Obligations”) subject to the conditions hereunder. If, for any reason whatsoever, Parent or Merger Sub shall fail or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Parent Holdco will forthwith pay or perform, or cause to be paid or performed, the Guaranteed Obligations. Parent Holdco hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent or Merger Sub, any right to require the prior disposition of the assets of Parent or Merger Sub to meet their respective obligations, notice, protest and all demands whatsoever.  This is a guarantee of payment and performance and not collectability.

(b)           Parent Holdco is a legal entity duly organized, validly existing and (to the extent applicable) in good standing under the Laws of its jurisdiction of organization. Parent Holdco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Parent Holdco and is a valid and binding agreement of Parent Holdco, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Parent Holdco hereby makes the representations and warranties set forth in Section 5.7 with respect to itself. Parent Holdco owns directly one hundred percent (100%) of the issued and outstanding capital stock of Parent.

(c)           Parent Holdco shall not transfer or assign, in whole or in part, any of its obligations under this Section 10.16.

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ARTICLE XI

DEFINITIONS AND EXHIBITS

Section 11.1      Definitions.  For purposes of this Agreement:

(a)           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person;

(b)           “Beneficial Ownership” has the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder;

(c)           “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by applicable Law to close in New York, New York; provided, that in connection with the Offer, Business Day shall have the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act;

(d)           “Call-Spread Warrants” means warrants to purchase shares of Company Common Stock pursuant to (i) the Confirmation of Issuer Warrant Transaction, dated March 20, 2007, between the Company and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (as amended by the Amendment to Confirmation of Issuer Warrant Transaction, dated as of March 22, 2007, and as further amended by the Agreement with respect to Issuer Warrant Transaction Reference No. 50302803, dated March 19, 2009) and (ii) the Confirmation of Issuer Warrant Transaction, dated March 20, 2007, between the Company and Wells Fargo Bank, National Association (as amended by the Amendment to Confirmation of Issuer Warrant Transaction, dated as of March 22, 2007, and as further amended by the Agreement with respect to Issuer Warrant Transaction Reference No. OTC032307202-204C, dated March 19, 2009);

(e)           “Change of Control Agreement” means an individual Change of Control Agreement by and between the Company and an executive of the Company, substantially in the form previously filed with the SEC;

(f)           “Company Hedge Options” means options to purchase shares of Company Common Stock pursuant to (i) the Confirmation of Convertible Bond Hedge Transaction, dated March 20, 2007, between the Company and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International, as amended by the Agreement of Partial Termination of Convertible Bond Hedge Transaction Reference No. 50302802, dated March 19, 2009, and (ii) the Confirmation of Convertible Bond Hedge Transaction, dated March 20, 2007, between the Company and Wells Fargo Bank, National Association, as amended by the Agreement of Partial Termination of Convertible Bond Hedge Transaction Reference No. OTC03207201-204C, dated March 19, 2009;

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(g)           “Intellectual Property Rights” means (i) national and multinational statutory invention registrations, patents, patent applications issued or applied for in any jurisdiction (including all certificates of invention, provisional applications, non-provisional applications, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application), (ii) trademarks, trade dress, trade names, brand names, certification marks, domain names, service marks and other indications of origin, the goodwill associated with the foregoing and all registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (iii) copyrights, including all registrations or applications for registration for copyrights in any jurisdiction, and any renewals or extensions thereof, (iv) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person, (v) know-how, inventions, discoveries, ideas and improvements, proprietary data (including in new drug applications, investigational drug applications and other pre-clinical and clinical trial data), specifications, assays, methods, formulae, designs, technology, software, standard operating procedures, research records and similar data and information, (vi) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vii) any similar intellectual property or proprietary rights;

(h)           “Key Products” means (a) the products known as Cinryze (including any alternative low volume formulation of Cinryze or any formulation utilizing subcutaneous administration), Plenadren, Buccolam, Vancocin and Maribavir and (b) the non-toxigenic strain of C. difficile (VP20621) and any products containing such strain;

(i)           “Knowledge,” as it relates to the Company, means with respect to any matter in question, the actual knowledge of any of those individuals listed on Section 11.1(i)  of the Company Disclosure Schedule;

(j)           “Material Adverse Effect” means any state of facts, condition, change, development or event (each, an “Event”) that, individually or in the aggregate, (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents, materially impedes or materially delays the consummation of the Offer or the Merger to a date following the Termination Date, excluding, in the case of clause (i) above, any adverse effect to the extent resulting from: (A) any Events generally affecting the industry in which the Company primarily operates, or the economy, or financial, capital, currency exchange or commodities markets, or business, regulatory, market or political conditions in the United States or elsewhere in the world; (B) any Events arising from or otherwise relating to any natural disaster, act of God, outbreak or escalation of hostilities, act of terrorism or war; (C) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (whether such projections, forecasts or predictions were made by the Company or independent third parties); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable Law or the interpretation thereof by Governmental Entities, in each case after the date hereof; (E) any Events (including any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by this Agreement or the

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identity of Parent or Merger Sub; (provided, that the exception in this clause (E) shall not apply to the term “Material Adverse Effect” as used in, or as used in clause (iii)(d) of Exhibit A with respect to, any representation or warranty in this Agreement to the extent that the purpose of such representation or warranty is to address the execution and delivery of this Agreement or the announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by this Agreement); (F) any Events resulting from changes in the market price or trading volume of the Company Common Stock; (G) the determination by, or delay of a determination by, the FDA or any other Health Authority, or any panel or advisory body empowered or appointed thereby, after the date of this Agreement, with respect to the approval or non-approval of new products, new methods of delivery or new dosages for existing products, of the Company or its Subsidiaries or any of the Company’s Collaboration Partners or competitors; (H) the result of any clinical trial sponsored by the Company, any of the Company’s Subsidiaries or any of the Company’s Collaboration Partners or competitors; or (I) any action by the Company that is expressly required by this Agreement or taken at the written request of Parent or Merger Sub; except in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, in a material way, the Company and its Subsidiaries when compared to other Persons operating in the industry in which the Company and its Subsidiaries operate (it being understood that the exclusions set forth in clauses (C) and (F) shall not prevent or otherwise affect a determination that any Event underlying or that contributed to such failure or change has resulted in or contributed to a Material Adverse Effect);

(k)           “Permitted Liens” means (i) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company or any of its Subsidiaries in the operation of its respective business, (ii) Liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate reserves have been recorded, (iii) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (iv) Liens incurred in the ordinary course of business, consistent with past practice, in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (v) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in any material respect with the use of properties or assets encumbered thereby, (vi) Liens arising by virtue of the transactions contemplated under this Agreement and (vii) Liens securing the indebtedness for borrowed money under the JPM Credit Facility;

(l)           “Person” means any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

(m)           “Service Provider” means any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries; and

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(n)           a “Subsidiary” of any Person shall mean any other Person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists.

Section 11.2      Exhibits, Appendix and Schedules; Interpretation.  The headings contained in this Agreement or in any Exhibit, Appendix or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Schedule, Appendix or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section, Subsection, Exhibit, Appendix or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  For all purposes hereof, the terms “include,” “includes” and “including” shall be deemed followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  Any Contract defined or referred to herein or in any Contract that is referred to herein means such Contract as from time to time amended, modified or supplemented; provided, that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to a Person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document filed on or after the date hereof.  The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED

By:	/s/ Michael Garry
	Name:	Michael Garry
	Title:	Director

VENUS NEWCO, INC.

By:	/s/ Jeffrey Poulton
	Name:	Jeffrey Poulton
	Title:	President

SHIRE PLC (solely for the purposes of Section 10.16)

By:	/s/ Graham Hetherington
	Name:	Graham Hetherington
	Title:	Chief Financial Officer

VIROPHARMA INCORPORATED

By:	/s/ Vincent J. Milano
	Name:	Vincent J. Milano
	Title:	President and CEO

[Signature page to Agreement and Plan of Merger]

APPENDIX A

DEFINED TERMS

2013 Bonus Plan	Section 7.9(e)
Adverse Recommendation Change	Section 6.2(b)
Affiliate	Section 11.1(a)
Agreement	Preamble
Arrangements	Section 4.21
Beneficial Ownership	Section 11.1(b)
Bonus Plan	Section 7.9(e)
Burdensome Condition	Section 7.9(c)(vii)
Business Day	Section 11.1(c)
Call-Spread Warrants	Section 11.1(d)
Certificate	Section 3.1(c)
Certificate of Merger	Section 2.3
Change of Control Agreement	Section 11.1(d)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1(g)
Collaboration Partner	Section 4.20(a)
Company	Preamble
Company 401(k) Plan	Section 7.9(d)
Company Bylaws	Section 4.1
Company Charter	Section 2.5(a)
Company Common Stock	Recitals
Company Disclosure Schedule	Article IV
Company Employees	Section 7.9(a)
Company Financial Advisor	Section 4.22
Company Hedge Options	Section 11.1(f)
Company PSUs	Section 4.3(b)
Company Recommendation	Section 4.4
Company RSUs	Section 4.3(b)
Company SEC Documents	Section 4.7(a)
Company Stock Options	Section 4.3(b)
Company Stock Plans	Section 4.3(b)
Compensation Committee	Section 4.21
Competition Law	Section 4.6
Confidentiality Agreement	Section 1.2(c)
Continuing Director	Section 1.3(f)
Contract	Section 4.5
Convertible Notes	Section 4.3(b)
Covered Securityholders	Section 4.21
DGCL	Recitals
Dissenting Shares	Section 3.4
Dissenting Stockholder	Section 3.4
DOJ	Section 7.2(a)
Effective Time	Section 2.3
Employee Plans	Section 4.16(a)

Employment Compensation Arrangement	Section 4.21
Environmental Claim	Section 4.15(c)
Environmental Law	Section 4.15(c)
Environmental Permit	Section 4.15(c)
ERISA	Section 4.16(e)
ERISA Affiliate	Section 4.16(e)
Event	Section 11.1(j)
Exchange Act	Section 1.1(a)
Expiration Date	Section 1.1(b)
FDA	Section 4.20(a)(iv)(i)
Filed Company SEC Documents	Article IV
FTC	Section 7.2(a)
GAAP	Section 4.7(a)
Governmental Entity	Section 4.6
Guaranteed Obligations	Section 10.16
Hazardous Material	Section 4.15(c)
Health Authority	Section 4.20(g)
Health Law	Section 4.20(g)
HSR Act	Section 4.6
HSR Filing	Section 7.2(a)
Incentive Stock Option	Section 3.3(a)(i)
Indenture	Section 7.10
Information Statement	Section 4.6
Intellectual Property Rights	Section 11.1(g)
International Plan	Section 4.16(a)
IRS	Section 4.16(b)
IT Assets	Section 4.19(h)
JPM Credit Facility	Section 7.12
Judgment	Section 4.5
Key Products	Section 11.1(h)
Knowledge	Section 11.1(i)
Law	Section 4.5
Legal Restraints	Section 8.1(a)
Liens	Section 4.2
Material Adverse Effect	Section 11.1(j)
Material Contract	Section 4.12(b)
Medicine	Section 4.20(a)(i)
Merger	Recitals
Merger Consideration	Section 3.1(c)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
NASDAQ	Section 4.6
New Plans	Section 7.9(b)
Offer	Recitals
Offer Closing	Section 1.1(c)
Offer Closing Date	Section 1.1(c)

Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.1(e)
Offer Price	Recitals
OFT	Section 7.2(a)
Old Plans	Section 7.9(b)
Option Cash Payment	Section 3.3(a)(i)
Parent	Preamble
Parent 401(k) Plan	Section 7.9(d)
Parent Approval	Section 5.2
Parent Disclosure Schedule	Article V
Parent Holdco	Preamble
Parent Insider	Section 1.3(f)
Paying Agent	Section 3.2(a)
Permits	Section 4.13(a)
Permitted Liens	Section 11.1(k)
Person	Section 11.1(l)
Preferred Stock	Section 4.3(a)
PSU Cash Payment	Section 3.3(a)(iii)
Purchase Plan	Section 4.3(b)
Release	Section 4.15(c)
Representatives	Section 6.2(a)
Reverse Termination Fee	Section 9.3(d)
RSU Cash Payment	Section 3.3(a)(ii)
Sanquin	Section 7.13
Schedule 14D-9	Section 1.2(b)
SEC	Section 1.1(b)
Secretary of State	Section 2.3
Securities Act	Section 4.7(a)
Service Provider	Section 11.1(m)
Social Security Act	Section 4.20(a)(iii)
SOX	Section 4.7(a)
Subsidiary	Section 11.1(n)
Superior Proposal	Section 6.2(a)
Surviving Corporation	Section 2.1
Takeover Proposal	Section 6.2(a)
Tax	Section 4.18(m)
Tax Returns	Section 4.18(m)
Tax Sharing Agreement	Section 4.18(m)
Taxes	Section 4.18(m)
Termination Date	Section 9.1(b)(i)
Termination Fee	Section 9.3(b)
WARN	Section 4.17(d)

EXHIBIT A

OFFER CONDITIONS

Notwithstanding any other provisions of this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock if:

(i)           there shall not be validly tendered and not validly withdrawn prior to the Expiration Date that number of shares of Company Common Stock (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) which, when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries, represents at least a majority of the total number of outstanding shares of Company Common Stock as of the Expiration Date (the “Minimum Tender Condition”);

(ii)           any waiting period or review period (and any extension thereof) applicable to the Offer or the Merger under any Competition Law (including with respect to any HSR Filing and any filing with the OFT) shall not have been terminated or shall not have expired and any other approval that is required to consummate the Offer or the Merger under any Competition Law shall not have been obtained (or any such waiting period or review period shall have terminated or expired, or any such approval shall have been obtained, subject to or conditioned upon the imposition of a Burdensome Condition);

(iii)           any of the following events shall exist on the Expiration Date or immediately prior to the Offer Closing:

(a)           there shall be any Law or Judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any Governmental Entity (other than the application of the waiting period provisions of any Competition Law to the Offer or to the Merger) the effect of which is to directly or indirectly make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger;

(b)           there shall exist or be instituted or pending any claim, suit, action or proceeding by any Governmental Entity seeking any of the consequences referred to in paragraph (a) above or seeking to impose a Burdensome Condition;

(c)           there shall have occurred following the execution of the Agreement any Event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d)           (1)           (A) any of the representations and warranties of the Company set forth in Section 4.3 shall not be true and correct in all but de minimis respects, (B) any of the representations and warranties of the Company set forth in Section 4.4, Section 4.22, Section 4.23, Section 4.24 or in the first sentence of Section 4.1 that are qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects, and

EXHIBIT A-1

any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (C) the representations and warranties of the Company in set forth Section 4.10(c) shall not be true and correct in all respects, in each case as of the date of the Agreement and at all times prior to the Offer Closing as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time);

(2)           any representations and warranties of the Company set forth in the Agreement (other than those listed in the preceding clause (1)) shall not be true and correct as of the date of the Agreement and at all times prior to the Offer Closing as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this clause (2) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; or

(e)           the Company shall have failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Agreement and such failure to perform shall not have been cured;

(f)           Parent and Merger Sub shall not have received a certificate executed by a duly authorized officer of the Company dated as of the Expiration Date confirming on behalf of the Company that the conditions set forth in clauses (c), (d) and (e) of paragraph (iii) of this Exhibit A are duly satisfied immediately prior to the Offer Closing;

(g)           the Company shall have entered into a definitive agreement or agreement in principal with any Person (other than Parent or Merger Sub) with respect to a Takeover Proposal; or

(h)           the Company Board of Directors shall have made an Adverse Recommendation Change; or

(iv)           the Company and Parent shall have reached an agreement that the Offer or the Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, provided, that nothing herein shall relieve any party hereto from any obligation or liability such party has under the Agreement) giving rise to any such

EXHIBIT A-2

conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC.  The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

EXHIBIT A-3

Exhibit 10.1

EXECUTION VERSION

SHIRE PLC

as the Company

MORGAN STANLEY BANK INTERNATIONAL LIMITED

as mandated lead arranger and bookrunner

with

MORGAN STANLEY BANK INTERNATIONAL LIMITED

as Agent

US$ 2,600,000,000 TERM FACILITIES AGREEMENT DATED 11 NOVEMBER 2013

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(REL/APXK)

516285245

21.	Representations	68
22.	Information undertakings	72
23.	Financial covenants	76
24.	General undertakings	82
25.	Events of Default	89
26.	Changes to the Lenders	94
27.	Changes to the Obligors	100
28.	Role of the Agent and the Arrangers	103
29.	Conduct of Business by the Finance Parties	110
30.	Sharing among the Finance Parties	111
31.	Payment mechanics	113
32.	Set-off	116
33.	Notices	116
34.	Calculations and certificates	119
35.	Partial invalidity	119
36.	Remedies and waivers	119
37.	Amendments and waivers	120
38.	Confidentiality	124
39.	Counterparts	128
40.	Governing law	129
41.	Enforcement	129

THIS AGREEMENT is dated 11 November 2013 and made between:

(1)	SHIRE PLC, a registered public company incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 99854 (the "Company" and the "Original Guarantor");

(2)	THE COMPANIES listed in Part I of Schedule 1 (The Original Parties) as original borrowers (the “Original Borrowers”);

(3)	MORGAN STANLEY BANK INTERNATIONAL LIMITED as mandated lead arranger and bookrunner (the mandated lead arranger and bookrunner, the “Original Arranger”);

(4)	THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 (The Original Parties) as lenders (the "Original Lenders"); and

(5)	MORGAN STANLEY BANK INTERNATIONAL LIMITED as facility agent of the other Finance Parties (in this capacity, the "Agent").

IT IS AGREED as follows:

SECTION 1
INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

"Acceptable Bank" means a bank or financial institution which has a rating for its long term unsecured and non-credit enhanced debt obligations of A or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or A2 or higher by Moody's Investor Services Limited or a comparable rating from an internationally recognised credit rating agency.

"Accession Letter" means a document substantially in the form set out in Schedule 6 (Form of Accession Letter).

"Acquisition" means a two-step transaction pursuant to which a member of the Group will commence the Tender Offer, followed as promptly as practicable after the consummation of the Tender Offer (including any extension of the offer period) by a Merger, with all of the issued and outstanding Target Shares not validly tendered in the Tender Offer cancelled in the Merger, in each case, on the terms and subject to the conditions set forth in the Acquisition Agreement and the Tender Offer Materials.

"Acquisition Agreement" means the agreement and plan of merger, dated on or around the date of this Agreement, among the Company, the Merger Subsidiary and the Target, together with such amendments, waivers or supplements made from time to time in accordance with the terms of this Agreement.

"Acquisition Costs" means:

(a)	any refinancing, repayment, conversion or redemption of any indebtedness of the Target or its Subsidiaries or any amount required to finance the Target and its Subsidiaries;

(b)
all fees, claims (including settlements thereof), costs, expenses or stamp, registration, transfer or other Taxes incurred by (or required to be paid by) any member of the Group in connection with the Acquisition or any Facility or any refinancing, repayment, redemption or financing referred to in paragraph (a); and

(c)	any integration or reorganisation costs resulting from the Acquisition or any amounts payable to third parties in connection with the Acquisition.

"Acquisition CP Satisfaction" means all conditions to the Tender Offer under the Acquisition Agreement have been satisfied (or waived in accordance with Clause 24.10 (Conduct of the Acquisition)).

"Acquisition Documents" means:

(a)	the Acquisition Agreement; and

(b)	the Certificate of Merger,

in each case together with such amendments, waivers or supplements made from time to time in accordance with the terms of this Agreement.

"Additional Borrower" means each company which becomes an Additional Borrower in accordance with Clause 27 (Changes to the Obligors).

"Additional Guarantor" means each company which becomes an Additional Guarantor in accordance with Clause 27 (Changes to the Obligors).

"Additional Obligor" means an Additional Borrower or an Additional Guarantor.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company, provided that, in relation to The Royal Bank of Scotland plc, the term "Affiliate" shall include The Royal Bank of Scotland N.V. and each of its Affiliates, but shall not include (i) the UK government or any member or instrumentality thereof, including Her Majesty's Treasury and UK Financial Investments Limited (or any directors, officers, employees or entities thereof) or (ii) any persons or entities controlled by or under common control with the UK government or any member or instrumentality thereof (including HM Treasury and UK Financial Investments Limited) and which are not part of The Royal Bank of Scotland Group plc and its subsidiaries or subsidiary undertakings.

“Arranger" means the Original Arranger and any bank or financial institution that accedes to this Agreement as an arranger pursuant to Syndication.

“Assignment Agreement” means an agreement substantially in the form set out in Part 1 of Schedule 5 (Form of Assignment Agreement).

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Availability Period" means:

(a)	(subject to paragraphs (b) and (c)) the period from and including the date of this Agreement to and including the date falling 11 Months after the date of this Agreement;

(b)	(with respect to any Extended Facility) the period from and including the date of this Agreement to and including the date falling 15 Months after the date of this Agreement; and

(c)
(with respect to Facility B, if Acquisition CP Satisfaction has not occurred within nine Months from the date of this Agreement) the period from and including the date of this Agreement to and including the date falling 15 Months after the date of this Agreement.

"Available Commitment" means, in relation to a Facility, a Lender's Commitment under that Facility minus:

(a)	the amount of its participation in any outstanding Loans under that Facility; and

(b)	in relation to any proposed Utilisation, the amount of its participation in any Loans that are due to be made under that Facility on or before the proposed Utilisation Date.

"Available Facility" means, in relation to a Facility, the aggregate for the time being of each Lender's Available Commitment in respect of that Facility.

"Bondholders" means the holders of the Bonds from time to time.

"Bonds" means the US$ 1,100,000,000 2.75% convertible bonds due 2014 of the Company.

"Borrower" means an Original Borrower or an Additional Borrower, unless it has ceased to be a Borrower in accordance with Clause 27 (Changes to the Obligors).

"Break Costs" means the amount (if any) by which:

(a)
the interest excluding the Margin which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)
the amount which that Lender would be able to obtain by placing an amount equal to the total sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and New York City.

"Capital Markets Proceeds" means the cash proceeds received by any member of the Group from any public or private issue, sale or offering of any debt securities (including, without limitation, any bond or note issuance or private placement or instruments that are convertible into equity or any hybrid instrument but excluding any debt securities that are mandatorily convertible into equity) in the national or international debt capital markets by any member of the Group but excluding any commercial paper issued by any member of the Group but, in each case, after deducting any reasonable fees, costs, expenses and Taxes which are incurred by members of the Group with respect to that issue, sale or offering to persons who are not members of the Group.

"Certificate of Merger" means the certificate of merger specifying the effective time of the Merger filed with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of Section 251 of the General Corporation Law of the State of Delaware.

"Code" means, the US Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder as in effect at such date.

"Commitment" means a Facility A Commitment or a Facility B Commitment.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate).

"Confidential Information" means all information relating to the Parent Company, any member of the Group, the Group, the Finance Documents or the Facilities of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 38 (Confidentiality); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)
is known by that Finance Party before the date the information is disclosed to it in accordance with paragraph (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

"Confidentiality Undertaking" means a confidentiality undertaking substantially in the form as set out in Schedule 12 (Form of Confidentiality Undertaking) or in any other form agreed between the Parent Company and the Agent.

"Controlled Group” means any trade or business, whether or not incorporated, which is under common control with an Obligor within the meaning of Section 4001 of ERISA or is part of a group that includes an Obligor and that is treated as a single employer under Section 414 of the Code.  When any provision of this Agreement relates to a past event, the term “member of the Controlled Group” includes any person that was a member of the Controlled Group at the time of that past event.

"CTA" means the Corporation Tax Act 2009.

"Default" means an Event of Default or any event or circumstance specified in Clause 25 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing with an event or circumstance specified in Clause 25 (Events of Default)) be an Event of Default.

"Defaulting Lender" means any Lender:

(a)
which has failed to make its participation in a Loan available or has notified the Agent or any Obligor or has indicated publicly that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.4 (Lenders' participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date;

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question; or

(iii)	the circumstances contemplated by Clause 7.1 (Illegality) apply in respect of that Lender and the Lender has given notice thereof to the Agent in accordance with such Clause.

"Disposal" means a sale, transfer or other disposal by a member of the Group of any shares, undertaking or business to a person that is not a member of the Group (whether by a voluntary or involuntary single transaction or series of transactions) but excluding any sale, transfer or other disposal of shares in a member of the Group which (following such sale, transfer or other disposal) remains a member of the Group.

"Disposal Proceeds" means the cash consideration received by any member of the Group (including any amount receivable in repayment of intercompany debt and, when received, any deferred consideration whether by way of adjustment to the purchase price or otherwise) for any Disposal after deducting:

(a)	any reasonable expenses incurred, and provisions for liability made, by any member of the Group with respect to that Disposal to persons who are not members of the Group; and

(b)
any Tax incurred and required to be paid by any member of the Group in connection with that Disposal (including, for the avoidance of doubt, in connection with the receipt of any deferred consideration) (as reasonably determined by that member of the Group, on the basis of known rates and taking account of any available credit, deduction or allowance).

"Disruption Event" means either or both of:

(a)
a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)
the occurrence of any other event which results in a disruption (including without limitation, disruption of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"Employee Plan" means, at any time, an “employee pension benefit plan” as defined in Section 3(2) of ERISA subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA (other than a Multiemployer Plan), maintained or contributed to (or to which there is or was an obligation to contribute) by any Obligor or ERISA Affiliate.

"ERISA" means the US Employee Retirement Income Security Act of 1974 (or any successor legislation thereto) and the regulations promulgated and rulings issued thereunder.

"ERISA Affiliate" means each person (as defined in Section 3(9) of ERISA) that is a member of a Controlled Group of any Obligor.

"Event of Default" means any event or circumstance specified as such in Clause 25 (Events of Default).

"Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended from time to time, and any successor statute.

"Excluded Disposal Proceeds" means:

(a)
subject to paragraph (C) of Clause 8.2 (Mandatory prepayment and cancellation out of certain proceeds) any Disposal Proceeds which the Parent Company has notified in writing to the Agent (on or before the date on which such Disposal Proceeds would (but for such notification) be required to be applied pursuant to Clause 8.2 (Mandatory prepayment and cancellation out of certain proceeds)) could (in the Parent Company’s reasonable opinion) reasonably be expected to be applied within 365 days of the date of receipt of the relevant Disposal Proceeds by the applicable member of the Group in or towards the purchase of assets used in the business of the Group (including, without limitation, all milestone payments and similar payments under any new or existing agreement relating to the in-licensing co-development or other acquisition of intellectual property or other assets or products);

(b)
any Disposal Proceeds which do not exceed US$10,000,000 (or its equivalent in any other currency or currencies) for any Disposal (whether by a single transaction or series of related transactions); and

(c)
any other Disposal Proceeds greater than US$10,000,000 (or its equivalent in any other currency or currencies) for any Disposal (whether by a single transaction or series of related transactions) to the extent that, when aggregated with all such other Disposal Proceeds receivable by the Group in the same financial year, such Disposal Proceeds do not exceed US$200,000,000 (or its equivalent in any other currency or currencies).

“Existing Facilities Agreement” means the US$1,200,000,000 facilities agreement dated 23 November 2010 made between, among others, the Company and Barclays Bank PLC as facilities agent.

"Existing Financial Indebtedness" means the existing Financial Indebtedness listed in Schedule 11 (Existing Financial Indebtedness).

"Existing Loans" means the existing loans listed in Schedule 10 (Existing Loans).

"Existing Security" means the existing Security listed in Schedule 9 (Existing Security).

"Extended Facility" has the meaning set out in Clause 10.1 (Extension of Facility A).

"Extended Loans" has the meaning set out in Clause 10.1 (Extension of Facility A).

"Extension Notice" has the meaning set out in Clause 10.2 (Extension Notice).

"Facility" means Facility A or Facility B.

"Facility A" means the term loan facility made available under this Agreement as described in Clause 2.1(A) (Grant of Facility).

"Facility A Commitment" means:

(a)
in relation to an Original Lender, the amount set opposite its name under the heading “Facility A Commitment” in Part II of Schedule 1 (The Original Lenders) and the amount of any other Facility A Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Facility A Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A Loan" means a loan made or to be made under Facility A or the principal amount outstanding for the time being of that loan.

"Facility B" means the term loan facility made available under this Agreement as described in Clause 2.1(B) (Grant of Facility).

"Facility B Commitment" means:

(a)
in relation to an Original Lender, the amount set opposite its name under the heading “Facility B Commitment” in Part II of Schedule 1 (The Original Lenders) and the amount of any other Facility B Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Facility B Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility B Loan" means a loan made or to be made under Facility B or the principal amount outstanding for the time being of that loan.

"Facility Office" means:

(a)	in relation to a Lender, the office identified as such opposite such Lender's name in Part II of Schedule 1 (The Parties) or such other office as it may from time to time select;

(b)
in relation to a New Lender, the office notified by that New Lender to the Agent in writing on or before the date it becomes a Lender as the office through which it will perform its obligations under this Agreement (including as may be notified at the end of the Transfer Certificate to which it is party as a transferee), or such other office as it may from time to time select.

"FATCA" means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)
any treaty, law, regulation or other official guidance enacted in any jurisdiction other than the US, or relating to an intergovernmental agreement between the US and any jurisdiction other than the US, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)
any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any jurisdiction other than the US.

"FATCA Application Date" means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)
in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2017; or

(c)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA after the date of this Agreement.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"FATCA FFI" means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if any Finance Party is not a FATCA Exempt Party, could be required to make a FATCA Deduction.

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto).

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between the Original Arranger and the Parent Company (or the Agent and the Parent Company) setting out any of the fees payable in connection with the Facilities.

"Finance Document" means this Agreement, any Fee Letter, any Accession Letter, any Resignation Letter, the Syndication Letter, any Utilisation Request and any other document designated as such by the Agent and the Parent Company but excluding any hedging arrangements.

"Finance Party" means the Agent, any Arranger or any Lender.

"Financial Indebtedness" means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)
the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with US GAAP, be treated as a finance or capital lease (but excluding the amount of any liability in respect of any lease or hire purchase contract which would not, in accordance with US GAAP as at the date of this Agreement, be treated as a finance or capital lease);

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)
any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(i)
any amount raised by the issue of redeemable shares which are redeemable prior to the fifth anniversary of the date of this Agreement other than redeemable shares issued by a Subsidiary of the Parent Company where such redeemable shares are acquired by another member of the Group as consideration for, or in connection with, an issue by a member of the Group of equity securities or, to the extent not so acquired, are redeemed within 30 days after the date of their issue;

(j)
any amount of any liability under an advance or deferred purchase agreement if one of the primary reasons behind the entry into such agreement is to raise finance (excluding, for the avoidance of doubt, milestone and deferred consideration payments in respect of acquisitions of shares or other assets which are the subject of any acquisition); and

(k)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

"Fraudulent Transfer Law" means any applicable US Bankruptcy Law or any applicable US state fraudulent transfer or conveyance law.

"Group" means the Parent Company and its Subsidiaries for the time being.

"Guarantor" means the Original Guarantor and any Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 27 (Changes to the Obligors).

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"Impaired Agent" means the Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Agent otherwise rescinds or repudiates a Finance Document;

(c)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of "Defaulting Lender"; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Agent;

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

"Increase Confirmation" means a confirmation substantially in the form set out in Schedule 14 (Form of Increase Confirmation).

"Increase Lender" has the meaning given to that term in Clause 2.2 (Increase).

"Information Memorandum" means the document that is to be prepared in relation to the Group and the Acquisition, approved by the Company and distributed by the Arrangers in connection with the syndication of the Facilities.

"Information Memorandum Date" means the date on which the Information Memorandum is approved by the Company for distribution.

"Insolvency Event" means, in relation to a Finance Party:

(a)
the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that Finance Party or all or substantially all of that Finance Party's assets;

(b)	that Finance Party suspends making payments on all or substantially all of its debts or publicly announces an intention to do so; or

(c)	any analogous procedure or step is taken in any jurisdiction with respect to that Finance Party.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 12 (Interest Periods) and in relation to an Unpaid Sum, each period determined in accordance with Clause 11.3 (Default interest).

"Interpolated Screen Rate" means, in relation to LIBOR for any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time on the Quotation Day for dollars.

"Ireland" means the Republic of Ireland.

"Lender" means:

(a)	an Original Lender; and

(b)	any bank or financial institution which has become a Party to this Agreement in accordance with Clause 26 (Changes to the Lenders),

which, in each case, has not ceased to be a Party as a Lender in accordance with the terms of this Agreement.

"LIBOR" means, in relation to any Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan) the Interpolated Screen Rate for that Loan; or

(c)
(if no Interpolated Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by three Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"Loan" means a Facility A Loan or a Facility B Loan.

"Loan Proceeds" means any Financial Indebtedness raised in the international or domestic market by way of a syndicated or bilateral bank or other loan financing after the date of this Agreement, in each case, of any member of the Group, but excluding:

(a)	any Financial Indebtedness arising out of a utilisation of a Facility;

(b)
any Financial Indebtedness arising out of a utilisation under the Existing Facilities Agreement or any replacement or refinancing thereof (to the extent that, in each case, the aggregate amount of such Financial Indebtedness does not exceed the amount of Financial Indebtedness that could be incurred under the Existing Facilities Agreement on the date of this Agreement (assuming no increase in the “Total Commitments” as defined in the Existing Facilities Agreement));

(c)	any money market lines and overdraft facilities with a maturity of six Months or less;

(d)
any Financial Indebtedness to the extent raised by way of a syndicated or bilateral bank or other loan financing for the purpose of funding the acquisition by any member of the Group of any company, shares, undertaking or business (and related costs, liabilities and expenses), other than any acquisition of the Target;

(e)	any Financial Indebtedness to the extent owed by one member of the Group to another member of the Group;

(f)	any Financial Indebtedness falling within paragraphs (b), (d), (e), (g), (h), (i) or (k) of the definition of Financial Indebtedness; and

(g)
any other Financial Indebtedness referred to above (and not falling within any of paragraphs (a) to (e) above), the principal amount of which in full under the terms of the instrument (when aggregated with the principal amount of all other such Financial Indebtedness referred to above (and not falling within any of paragraphs (a) to (e) above)) does not exceed US$ 100,000,000 (or the equivalent in other currencies), but, in each case, after deducting any reasonable fees, costs, expenses and Taxes which are incurred by members of the Group with respect to the raising of that Financial Indebtedness to persons who are not members of the Group.

"Majority Lenders" means, subject to Clause 37.3 (Disenfranchisement of Defaulting Lenders):

(a)
if there are no Loans then outstanding, a Lender or Lenders whose Commitments aggregate not less than  66 2/3 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated not less than 66 2/3 per cent. of the Total Commitments immediately prior to the reduction); or

(b)	at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate not less than 66 2/3 per cent. of all the Loans then outstanding.

"Margin" means:

(a)	in relation to any Facility A Loan, 0.75 per cent. per annum, provided that such Margin will increase by 0.25 per cent. per annum on the earlier of:

(i)	the date falling nine Months after the date of this Agreement; and

(ii)	the date which is the later of:

(1)	the date on which Acquisition CP Satisfaction occurs; and

(2)	the date falling six Months after the date of this Agreement,

and on each subsequent date falling at three Month intervals thereafter; and

(b)	in relation to any Facility B Loan:

(i)	subject to paragraphs (ii) and (iii) below:

(1)
1.15 per cent. per annum prior to receipt by the Agent of the first Compliance Certificate required to be delivered after the date of this Agreement pursuant to Clause 22 (Information Undertakings); and

(2)
at all other times when the ratio of Net Debt to EBITDA in respect of the most recently completed financial year or financial half year is within the range set out below, the rate set out opposite such range in the table below:

Ratio of Net Debt to EBITDA	Margin (per cent. per annum)

Greater than 2.0:1	1.30

Greater than 1.5:1 but less than or equal to 2.0:1	1.15

Less than or equal to 1.5:1	1.00

and any reduction or increase in the Margin in the table above shall take effect five Business Days after receipt by the Agent of the relevant Compliance Certificate pursuant to Clause 22 (Information undertakings). For the purpose of determining the Margin, "Net Debt" and "EBITDA" shall be determined in accordance with Clause 23.1(Financial definitions);

(ii)
if the application of paragraph (i) above at any time in the period ending on the date falling 12 Months after the date of this Agreement would otherwise result in a Margin of less than 1.15 per cent. per annum, then, at that time, paragraph (i) above shall not apply for the purposes of determining the Margin and the Margin will be 1.15 per cent. per annum; and

(iii)
if and for so long as (x) an Event of Default under Clause 25.2 (Financial covenants) is continuing or (y) the Parent Company is in default of its obligations under Clause 22 (Information undertakings) to provide a Compliance Certificate or relevant financial statements and the Parent Company has failed to remedy such default within five Business Days following notification by the Agent, then, for so long as such default continues, paragraph (i) above shall not apply for the purposes of determining the Margin and the Margin will be 1.30 per cent. per annum.

"Margin Stock" means “margin stock” as defined in Regulation U.

"Material Adverse Effect" means a:

(a)
material adverse change in the business, operations, assets or financial condition of the Group taken as a whole which is likely to have a material adverse effect on the ability of the Obligors taken as a whole or the Parent Company to perform their respective payment obligations under the Finance Documents; or

(b)	material adverse effect on the validity or enforceability of the Finance Documents or the rights or remedies of any Finance Party under the Finance Documents.

"Material Company" means, at any time:

(a)	an Obligor; or

(b)
a Subsidiary of the Parent Company which has EBITDA (as defined in Clause 23.1 (Financial definitions) but calculated as though it applied to it) representing 10 per cent. or more of the EBITDA of the Group.

Compliance with such conditions shall be determined by reference to the most recent Compliance Certificate supplied by the Parent Company and/or the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest audited consolidated financial statements of the Group.

A report by the auditors of the Parent Company that a Subsidiary is or is not a Material Company (determined in accordance with the preceding paragraph) shall, in the absence of manifest error, be conclusive and binding on all Parties.

"Maturity Date" means:

(a)	in relation to Facility A, the Original Maturity Date, subject to extension pursuant to Clause 10 (Extension of facilities); and

(b)	in relation to Facility B, the second anniversary of the date of this Agreement.

"Merger" means a merger pursuant to which the Merger Subsidiary will be merged with and into the Target whereby the Target is the surviving corporation pursuant to Section 251 of the General Corporation Law of the State of Delaware, and pursuant to which all outstanding Target Shares (other than those owned by the Company, the Merger Subsidiary, the Target or any of the Target’s Subsidiaries or in respect of which appraisal rights are validly exercised and perfected under the General Corporation Law of the State of Delaware) will be converted into the right to receive cash.

"Merger Subsidiary" means Venus Newco, Inc., a corporation incorporated under the laws of the State of Delaware and a member of the Group.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)
(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one or, if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Multiemployer Plan" means, at any time, a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), subject to the provisions of Title IV of ERISA,  then or at any time during the previous five years maintained for, or contributed to (or to which there is or was an obligation to contribute) by any Obligor or ERISA Affiliate.

"Newco Scheme" means a scheme of arrangement or analogous proceeding (each, a "Scheme", and including any modification, addition or condition thereto approved by the relevant court) which effects, in accordance with Clause 24.9 (Top Newco), the interposition of one or more limited liability companies (each, a "Newco") between:

(a)	in relation to the first Scheme following the date of this Agreement, the shareholders immediately prior to that Scheme of the Company and the Company; or

(b)
in relation to any subsequent Scheme, the Newco interposed by the previous Scheme and its shareholders (provided that, where more than one Newco was interposed as part of the previous Scheme, only the top such Newco shall constitute Newco for these purposes).

"Newco Scheme Date" means the date of completion of any Newco Scheme.

"Obligor" means a Borrower or a Guarantor.

"Obligors’ Agent" means SGF, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.4 (Obligors' Agent).

"Original Financial Statements" means, in relation to the Parent Company, the audited consolidated financial statements of the Group for the financial year ended 31 December 2012.

"Original Maturity Date" means the date which is 364 days after the date of this Agreement.

"Original Obligor" means an Original Borrower or the Original Guarantor.

“Parent Company” means the Company or, after completion of any Newco Scheme in accordance with the terms of this Agreement, the most recently interposed Top Newco.

"Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Securitisation" means any arrangements forming part of a transaction involving the securitisation or other financing of assets or cash flows (or both) relating to royalty income.

"Qualifying Lender" has the meaning given to it in Clause 15 (Tax gross-up and indemnities).

"Quotation Day" means, in relation to any period for which an interest rate is to be determined two Business Days before the first day of that period, unless market practice differs in the Relevant Interbank Market in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"Reference Banks" means the principal London offices of Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Barclays Bank PLC and Citibank, N.A., London Branch or such other banks as may be appointed by the Agent in consultation with the Parent Company.

"Register" has the meaning given to that term in Clause 28.19 (The Register).

"Regulation U" means Regulation U of the Federal Reserve Board, as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Regulation X" means Regulation X of the Federal Reserve Board, as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Relevant Interbank Market" means, in relation to euro, the European Interbank Market and, in relation to any other currency, the London interbank market.

"Repeating Representations" means each of the representations set out in Clauses 21.2 (Status) to 21.7 (Governing law and enforcement), Clause 21.10 (No default),  Clause 21.13 (Pari passu ranking), Clause 21.15 (Sanctions) and Clause 21.17 (US Margin Regulations).

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Resignation Letter" means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).

"Screen Rate" means the London interbank offered rate administered by the British Bankers' Association (or any other person which takes over the administration of that rate) for the relevant currency for the relevant period displayed on page LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters.  If such page or service ceases to be available, the Agent may specify a reasonable alternative page or service displaying the appropriate rate after consultation with the Parent Company and the Lenders.

"SEC" means the United States Securities and Exchange Commission or any successor thereto.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Selection Notice” means a notice substantially in the form set out in Part II of Schedule 3 (Requests).

"SGF" means Shire Global Finance, a private unlimited company incorporated in England with registered number 05418960.

"Specified Time" means a time determined in accordance with Schedule 13 (Timetables).

"Subsidiary" means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

"Syndication" means the primary syndication of the Facilities.

"Syndication Letter" means the letter dated on or around the date of this Agreement between the Original Arranger, the Agent and the Company.

"Target" means ViroPharma Incorporated, a corporation incorporated under the laws of the State of Delaware.

"Target Shares" means the shares of common stock, par value $0.002 per share, of the Target.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“TCA” means the Taxes Consolidation Act 1997 of Ireland (as amended).

“Tender Offer” means a cash tender offer to acquire any and all of the outstanding Target Shares on the terms and subject to the conditions set forth in the Acquisition Agreement and the Tender Offer Materials.

“Tender Offer Materials” means the Tender Offer Statement on Schedule TO with respect to the Tender Offer by a member of the Group, filed with the SEC pursuant to the Exchange Act in the manner set forth in the Acquisition Agreement, which will contain as exhibits, among other things, an offer to purchase and forms of the related letter of transmittal and summary advertisement, together with all exhibits, supplements and amendments thereto.

"Top Newco" means the top Newco most recently interposed by any Newco Scheme from time to time.

"Total Commitments" means the aggregate of the Total Facility A Commitments and the Total Facility B Commitments, being US$2,600,000,000 as at the date of this Agreement.

"Total Facility A Commitments" means the aggregate of the Facility A Commitments, being US$1,750,000,000 as at the date of this Agreement.

"Total Facility B Commitments" means the aggregate of the Facility B Commitments, being US$850,000,000 as at the date of this Agreement.

"Transfer Certificate" means a certificate substantially in the form set out in Part 2 of Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Agent and the Parent Company.

"Transfer Date" means, in relation to an assignment or a transfer, the later of:

(a)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)	the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

"UK Borrower" means a Borrower which is incorporated in the United Kingdom.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"US" and "United States" means the United States of America, its territories and possessions.

"USA Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 of the United States.

"US Bankruptcy Law" means the United States Bankruptcy Code of 1978 (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar debtor relief law.

"US GAAP" means generally accepted accounting principles in the United States of America.

"Utilisation" means a utilisation of a Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Part I of Schedule 3 (Requests).

"VAT" means, in respect of the United Kingdom, value added tax as provided for in the Value Added Tax Act 1994; in respect of Ireland, value added tax as provided for in the Value Added Tax Consolidation Act 2010; and, in each case, any regulations promulgated thereunder and any other Tax of a similar nature.

1.2	Construction

(A)	Unless a contrary indication appears any reference in this Agreement to:

(i)
the "Agent", an "Arranger", any "Finance Party", any "Lender", any "Obligor", “SGF” or the "Obligors’ Agent", or any "Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	"assets" includes present and future properties, revenues and rights of every description;

(iii)	a "company" shall be construed so as to include any corporation or other body corporate, wherever and however incorporated or established;

(iv)	a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

(v)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vi)
a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

(vii)
a "regulation" includes any regulation, rule, official directive or guideline (whether or not having the force of law but if not having the force of law being of a type which any person to which it applies is accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other similar authority or organisation;

(viii)	a provision of law or regulation (including an accounting standard) is a reference to that provision as amended or re-enacted; and

(ix)	a time of day is a reference to London time.

(B)	Section, Clause and Schedule headings are for ease of reference only.

(C)
Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(D)	A Default or an Event of Default is "continuing" if it has not been remedied or waived.

1.3	Currency symbols and definitions

"$", "dollars", "US Dollars" and "US$" denote the lawful currency for the time being of the United States of America.

"EUR" and "euro" means the single currency unit of the Participating Member States.

"£" and "sterling" denote the lawful currency for the time being of the United Kingdom.

1.4	Third party rights

(A)
Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(B)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.5	Irish terms

(A)	an “administration” includes an examinership within the meaning of the Companies (Amendment) Act 1990 of Ireland (as amended); and

(B)	an “administrator” includes an examiner within the meaning of the Companies (Amendment) Act 1990 of Ireland (as amended).

SECTION 2
FACILITIES

2.	THE FACILITIES

2.1	Grant of Facilities

Subject to the terms of this Agreement, the Lenders make available to the Borrowers:

(A)	a term loan facility in US Dollars in an aggregate amount equal to the Total Facility A Commitments; and

(B)	a term loan facility in US Dollars in an aggregate amount equal to the Total Facility B Commitments.

2.2	Increase

(A)	The Parent Company may, by giving prior notice to the Agent by no later than 30 days after the effective date of a cancellation of:

(i)	the Available Commitments of a Defaulting Lender in accordance with Clause 7.4 (Right of repayment and cancellation in relation to a single Lender or Defaulting Lender); or

(ii)	the Commitments of a Lender in accordance with Clause 7.1 (Illegality) or paragraph (A) of Clause 7.4 (Right of repayment and cancellation in relation to a single Lender or Defaulting Lender),

request that the Total Commitments be increased (and the Total Commitments shall be so increased) in an aggregate amount in dollars of up to the amount of the Available Commitments or Commitments so cancelled, as follows:

(a)
the increased Commitments will be assumed by one or more Lenders or other banks, financial institutions, trusts, funds or other entities which (in each case) shall not be a member of the Group (each an "Increase Lender") selected by the Parent Company and each of which confirms in writing its willingness to assume (whether in the Increase Confirmation or otherwise) and does assume all the obligations of a Lender corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Lender;

(b)
each of the Obligors and any Increase Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the rights and obligations owed by each Obligor and the Lender whose Commitment has been cancelled (the "Cancelled Lender") to each other only insofar as that Obligor and the Increase Lender have assumed and/or acquired the same in place of that Obligor and the Cancelled Lender;

(c)
each Increase Lender shall become a Party as a "Lender" and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another which differ from the rights and obligations owed by the Cancelled Lender and each of the other Finance Parties to each other only insofar as the Increase Lender and those Finance Parties have assumed and/or acquired the same in place of the Cancelled Lender and those Finance Parties;

(d)	the Commitments of the other Lenders shall continue in full force and effect; and

(e)
any increase in the Total Commitments shall take effect on the date specified by the Parent Company in the notice referred to above or any later date on which the conditions set out in paragraph (B) below are satisfied.

(B)	An increase in the Total Commitments will be effective only on:

(i)	the execution by the Agent of an Increase Confirmation from the relevant Increase Lender;

(ii)
in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase, the performance by the Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender, the completion of which the Agent shall promptly notify to the Parent Company and the Increase Lender.

(C)
Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective.

(D)
The Parent Company shall, on the date upon which the increase takes effect, pay to the Agent (for its own account) a fee of US$ 3,000 and the Parent Company shall promptly on demand pay the Agent the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with any increase in Commitments under this Clause 2.2.

(E)	Clause 26.4 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an "Existing Lender" were references to all the Lenders immediately prior to the relevant increase;

(ii)	the "New Lender" were references to that "Increase Lender"; and

(iii)	a "re-transfer" and "re-assignment" were references to, respectively, a "transfer" and "assignment".

2.3	Finance Parties' rights and obligations

(A)
The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(B)
The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(C)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.4	Obligors’ Agent

(A)
Each Obligor (other than SGF) by its execution of this Agreement or an Accession Letter irrevocably appoints SGF to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)
SGF on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to SGF,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(B)
Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to that or any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

3.	PURPOSE

3.1	Purpose

(A)	Each Borrower shall apply all amounts borrowed by it under Facility A towards:

(i)
financing the purchase price payable (including any amounts that are payable in respect of employee equity or equity-based awards of the Target in connection with the Acquisition or that are payable or reasonably expected to be payable in respect of Target Shares as to which a Target stockholder has properly exercised a demand for appraisal pursuant to the General Corporation Law of the State of Delaware) in respect of the Acquisition including related Acquisition Costs and transaction costs (including related integration and reorganisation costs); and

(ii)	payment of monies due to some or all of the Bondholders upon redemption of some or all of the Bonds.

(B)
Each Borrower shall apply all amounts borrowed by it under Facility B towards financing the purchase price payable (including any amounts that are payable in respect of employee equity or equity-based awards of the Target in connection with the Acquisition or that are payable or reasonably expected to be payable in respect of Target Shares as to which a Target stockholder has properly exercised a demand for appraisal pursuant to the General Corporation Law of the State of Delaware) in respect of the Acquisition including related Acquisition Costs and transaction costs (including related integration and reorganisation costs).

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

(A)
No Borrower (nor the Parent Company) may deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Part I(A) of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent (acting reasonably). The Agent shall notify the Parent Company and the Lenders promptly upon being so satisfied.

(B)	The Lenders will be obliged to comply with Clause 5.4 (Lenders' participation) in relation to any Utilisation only if:

(i)
on or before the Utilisation Date for that Utilisation the Agent has received all of the documents and other evidence listed in Part I(B) of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent (acting reasonably); or

(ii)	the Utilisation Request relates to Facility A and confirms that the Facility A Loan to which it relates is to be utilised for the purpose set out in paragraph (A)(ii) of Clause 3.1 (Purpose).

The Agent shall notify the Parent Company and the Lenders promptly upon being satisfied it has received the documents and other evidence referred to in paragraph (i) above.

4.2	Further conditions precedent

The Lenders will be obliged to comply with Clause 5.4 (Lenders' participation) in relation to a Loan only if on the date of the Utilisation Request and on the proposed Utilisation Date:

(A)	no Default is continuing or will result from the proposed Loan; and

(B)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Maximum number of Utilisation Requests

A Borrower may not deliver a Utilisation Request if, as a result of the proposed Utilisation, 12 or more Loans would be outstanding, unless otherwise agreed by the Parent Company and the Agent.

SECTION 3
UTILISATION

5.	UTILISATION

5.1	Delivery of a Utilisation Request

A Borrower may utilise a Facility by delivery by it (or the Parent Company on behalf of the Borrower) to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(A)	Each Utilisation Request delivered to the Agent pursuant to Clause 5.1 (Delivery of a Utilisation Request) is irrevocable and will not be regarded as having been duly completed unless:

(i)	it identifies the Facility to be utilised;

(ii)	the proposed Utilisation Date is a Business Day within the Availability Period;

(iii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iv)	the proposed Interest Period complies with Clause 12 (Interest Periods).

(B)	Only one Loan may be requested in each Utilisation Request delivered to the Agent pursuant to Clause 5.1 (Delivery of a Utilisation Request).

5.3	Currency and amount

(A)	The currency specified in a Utilisation Request delivered to the Agent pursuant to Clause 5.1 (Delivery of a Utilisation Request) for the purpose of drawing a Loan must be dollars.

(B)	The amount of the proposed Loan shall be an amount which is not more than the Available Facility and must be a minimum of US$10,000,000 or, if less, the Available Facility.

5.4	Lenders' participation

(A)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(B)	The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(C)	The applicable Commitments which, at that time, are unutilised shall be immediately and automatically cancelled at the end of the applicable Availability Period.

SECTION 4
REPAYMENT, PREPAYMENT AND CANCELLATION

6.	REPAYMENT

6.1	Repayment of Loans

(A)	The Borrowers under each Facility shall repay the Loans under that Facility in full on the Maturity Date of that Facility.

(B)	No Borrower may reborrow any part of any Facility which is repaid (other than as contemplated in Clause 2.2).

7.	ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan, that Lender shall promptly notify the Agent upon becoming aware of that event and shall also notify the Agent that it requires either or both of the following:

(A)	upon the Agent notifying the Parent Company, each Commitment of that Lender will be immediately cancelled; and/or

(B)
each Borrower shall repay that Lender's participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Parent Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.2	Voluntary cancellation

The Parent Company may, if it gives the Agent not less than three Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$ 10,000,000) of an Available Facility.  Any cancellation under this Clause 7.2 shall reduce the Commitments of the Lenders rateably under that Facility.

7.3	Voluntary prepayment of Loans

The Borrower to which a Loan has been made may, if it gives the Agent not less than three Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$ 10,000,000).

7.4	Right of repayment and cancellation in relation to a single Lender or Defaulting Lender

(A)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (D) of Clause 15.2 (Tax gross-up);

(ii)	the Parent Company receives a demand from the Agent under Clause 15.3 (Tax indemnity) or Clause 16.1 (Increased Costs); or

(iii)	a Lender becomes a Defaulting Lender,

the Parent Company may, while the circumstance under paragraphs (i) or (iii) above or the circumstance giving rise to the demand or notice under paragraph (ii) above continues, give the Agent notice of cancellation of the Commitments of that Lender and its intention to procure the repayment of that Lender's participation  in the Loans.

(B)	On receipt of a notice from the Parent Company referred to in paragraph (A) above, the Commitments of that Lender shall immediately be reduced to zero.

(C)
On the last day of each Interest Period which ends after the Parent Company has given notice under paragraph (A) above (or, if earlier, the date specified by the Parent Company in that notice), the Borrower to which a Loan is outstanding shall repay that Lender's participation in that Loan.

7.5	Mandatory Cancellation

(A)
Subject to paragraph (B) below, if the Parent Company determines (acting reasonably) that it is certain that the Acquisition will not complete during the Availability Period for Facility A and Facility B, it will promptly notify the Agent.  On receipt by the Agent of such notice, the Commitments of each Lender shall immediately be cancelled in full.

(B)
If the Parent Company determines (acting reasonably) that the Acquisition would complete during the Availability Period for Facility A and Facility B if such Availability Period were extended, it may promptly notify the Agent and request the consent of the Lenders to such extension in accordance with Clause 37.  For the avoidance of doubt, no such extension shall be made unless it is consented to by each Lender and no Lender is obliged to give such consent (and the decision whether to do so shall be in each Lender’s sole discretion).

8.	MANDATORY PREPAYMENT

8.1	Mandatory Prepayment on Change of control

(A)	If any person or group of persons acting in concert gains control of the Parent Company (other than pursuant to a Newco Scheme):

(i)	the Parent Company shall promptly notify the Agent upon becoming aware of that event;

(ii)	a Lender shall not be obliged to fund a Utilisation; and

(iii)
if a Lender so requires, the Agent shall, by not less than 30 days' notice to the Parent Company, cancel that Lender's Commitments and, subject to paragraph (D) below, declare all outstanding Loans due to such Lender, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon that Lender's Commitment will be cancelled and all such outstanding amounts will become immediately due and payable.

(B)	For the purpose of paragraph (A) above "control" means:

(i)
the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, more than one-half of the maximum number of votes that may be cast at a general meeting of the Parent Company; or

(ii)
the holding of more than one-half of the issued share capital of the Parent Company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

(C)
For the purpose of paragraph (A) above "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly, of shares in the Parent Company, to obtain or consolidate control of the Parent Company.

(D)
If a date for prepayment of a Loan pursuant to Clause 8.1(A)(iii) falls otherwise than on the last day of an Interest Period, such prepayment may be made on the last day of that Loan’s then current Interest Period (unless the relevant Lender instead requires prepayment upon expiry of the notice to the Parent Company pursuant to Clause 8.1(A)(iii) (or such longer period as that Lender and the Parent Company may agree), provided that in such case no Break Costs shall be payable in relation thereto).

8.2	Mandatory prepayment and cancellation out of certain proceeds

(A)	The Parent Company shall ensure that all:

(i)	Capital Markets Proceeds;

(ii)	Loan Proceeds; and

(iii)	Disposal Proceeds, other than any Excluded Disposal Proceeds,

are applied in cancellation of the Available Commitments under Facility A and (if applicable) prepayment of the Facility A Loans at the times and in the order of application contemplated by paragraphs (B), (D) and (E) below.

(B)	Any amount to be applied in cancellation and (if applicable) prepayment pursuant to paragraph (A) above shall be applied in the following order:

(i)
first, towards the cancellation of the Available Commitments under Facility A until such Available Commitments have been reduced to zero (and, for the avoidance of doubt, the Available Commitments of the Lenders under Facility A will be cancelled rateably); and

(ii)	secondly, in prepayment of Facility A Loans until all the Facility A Loans have been prepaid in full.

The Parent Company shall be entitled to select which Facility A Loans shall be prepaid in accordance with paragraph (ii) above.

(C)
If the Parent Company has delivered a notice to the Agent in accordance with paragraph (a) of the definition of “Excluded Disposal Proceeds” in Clause 1.1 (Definitions) and any such Disposal Proceeds are not applied in or towards the purchase of assets used in the business of the Group within the applicable 365 day period set out in that paragraph, the Parent Company shall ensure that all such remaining Disposal Proceeds are applied in cancellation of the Available Commitments under Facility A and (if applicable) prepayment of the Facility A Loans in the order of application contemplated by paragraph (B) above and at the times contemplated by paragraphs (D) and (E) below.

(D)	Any prepayment of a Loan pursuant to paragraph (B) or (C) above shall be made no later than the date which is the earlier of:

(i)	one Month after the Trigger Date; and

(ii)	the last day of the first Interest Period relating to the Loan being prepaid to end at least three Business Days after the Trigger Date,

provided that if, before that date, the Agent exercises any of its rights under paragraph (A) or (B) of Clause 25.14 (Acceleration), or the Commitments of a Lender are cancelled under Clause 8.1 above, that amount shall be applied on the date of acceleration or, as the case may be, cancellation.

(E)
The Parent Company shall, within three Business Days of the Trigger Date, notify the Agent of a cancellation of Available Commitments or a requirement to prepay Loans pursuant to paragraphs (B) or (C) above.

(F)	For the purposes of this Clause 8.2, the “Trigger Date” means:

(i)	in the case of Capital Markets Proceeds and Loan Proceeds, the date of receipt of the relevant Capital Markets Proceeds or Loan Proceeds by the applicable member of the Group;

(ii)	in the case of Disposal Proceeds other than Excluded Disposal Proceeds, the date of receipt of the relevant Disposal Proceeds by the applicable member of the Group; and

(iii)	in the case of Disposal Proceeds to which paragraph (C) above applies, the first anniversary of the date of receipt of the relevant Disposal Proceeds by the applicable member of the Group.

8.3	Mandatory Prepayment – Acquisition CP Satisfaction

If Acquisition CP Satisfaction has not occurred by 5.00pm on the last day of the Availability Period for Facility A (as extended, if there is an Extended Facility):

(a)
all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, shall be repaid within three Business Days after the last day of the Availability Period; and

(b)	the Commitments of each Lender shall be cancelled in full..

9.	RESTRICTIONS

9.1	Notices of cancellation and prepayment

Any notice of cancellation or prepayment given by any Party under Clause 7 (Illegality, voluntary prepayment and cancellation) or Clause 8 (Mandatory prepayment) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

9.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

9.3	No reborrowing of Loan

No Borrower may reborrow any part of a Loan which is prepaid.

9.4	Prepayment in accordance with Agreement

The Borrowers shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

9.5	No reinstatement of Commitments

For the avoidance of doubt, subject to Clause 2.2 (Increase), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

9.6	Agent's receipt of notices

If the Agent receives a notice under Clause 7 (Illegality, voluntary prepayment and cancellation) or Clause 8 (Mandatory prepayment) it shall promptly forward a copy of that notice to either the Parent Company or the affected Lender, as appropriate.

9.7	Effect of repayment or prepayment on Commitments

If all or part of any Lender’s participation in a Loan under a Facility is repaid or prepaid and is not available for redrawing (other than by operation of Clause 2.2 (Increase)), an amount of that Lender’s Commitment (equal to the amount of the participation which is repaid or prepaid) in respect of that Facility will be deemed to be cancelled on the date of repayment or prepayment.

10.	EXTENSION OF FACILITIES

10.1	Extension of Facility A

(A)	Subject to Clause 10.2 (Extension Notice), the Parent Company shall be entitled to extend the Maturity Date of:

(i)
all or any part of the Facility A Loans outstanding on the date of the Extension Notice for an additional period of 364 days from the Original Maturity Date (the Loans so extended being the "Extended Loans"); or

(ii)
all or any part of the Available Facility in respect of Facility A on the date of the Extension Notice for an additional period of 364 days from the Original Maturity Date (an Available Facility so extended being the "Extended Facility"), provided that the Parent Company shall be entitled to extend all or part of the Available Facility in respect of Facility A pursuant to paragraph (ii) above only if Acquisition CP Satisfaction has not occurred within nine Months from the date of this Agreement.

(B)	Any part of any Facility A Loan outstanding on the Original Maturity Date which:

(i)	the Parent Company has not requested be extended pursuant to paragraph (A) above; and

(ii)	was not utilised under an Extended Facility,

shall be repayable on the Original Maturity Date in accordance with Clause 6.1 (Repayment of Loans).

10.2	Extension Notice

The right of the Parent Company to extend the Maturity Date pursuant to Clause 10.1 (Extension of Facility A) may be exercised by it giving notice to the Agent (the "Extension Notice") not more than 60 or less than 30 days before the Original Maturity Date. Such notice shall be given in writing, shall be unconditional and binding on the Parent Company and shall:

(A)	specify the aggregate amount of the Facility A Loans which the Parent Company wishes to extend;

(B)
specify the aggregate amount of the Available Facility in respect of Facility A and the aggregate amount of the Available Facility in respect of Facility B which the Parent Company wishes to extend; and

(C)	(if applicable) contain a certification that Acquisition CP Satisfaction did not occur within nine Months from the date of this Agreement.

10.3	Notification of Extension Notice

The Agent shall forward a copy of the Extension Notice to the relevant Lenders as soon as practicable after receipt of it provided that failure of the Agent to do so shall not affect the Parent Company's right to effect any extension in accordance with this Clause 10.

10.4	Maturity Date of Extended Loans and Extended Facility

Following delivery of an Extension Notice pursuant to Clause 10.2 (Extension Notice) above, the Maturity Date of any Extended Loans and Extended Facility shall be the date falling 364 days after the Original Maturity Date and references to "Maturity Date" shall be construed accordingly, subject to:

(A)	no Event of Default having occurred or continuing on the Original Maturity Date; and

(B)	the Repeating Representations to be made by each Obligor being true in all material respects on the Original Maturity Date.

SECTION 5
COSTS OF UTILISATION

11.	INTEREST

11.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(A)	Margin; and

(B)	LIBOR.

11.2	Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six Monthly intervals after the first day of the Interest Period).

11.3	Default interest

(A)
If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (B) below, is one per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 11.3 shall be immediately payable by the Obligor on demand by the Agent.

(B)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent. higher than the rate which would have applied if the overdue amount had not become due.

(C)
Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

11.4	Notification of rates of interest

The Agent shall promptly notify the Lenders and the Parent Company of the determination of a rate of interest under this Agreement.

12.	INTEREST PERIODS

12.1	Selection of Interest Periods

(A)
A Borrower (or the Parent Company on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if that Loan has already been borrowed) in a Selection Notice.

(B)	Each Selection Notice for a Loan is irrevocable and must be delivered to the Agent by the Borrower (or the Parent Company on behalf of that Borrower) not later than the Specified Time.

(C)
If the Borrower (or the Parent Company on behalf of the Borrower) fails to deliver a Selection Notice to the Agent in accordance with paragraph (B) above, the relevant Interest Period will be one Month.

(D)
Subject to this Clause 12, a Borrower (or the Parent Company) may select an Interest Period of one week, one, two, three or six Months or any other period agreed between the Parent Company and the Agent (acting on the instructions of all the Lenders).

(E)
Prior to the close of Syndication, Interest Periods shall be one Month or one week or such shorter period as agreed between the Parent Company and Agent (acting on the instructions of all the Lenders).

(F)	An Interest Period for a Loan shall not extend beyond its Maturity Date.

(G)
With effect from the close of Syndication, no more than five Interest Periods of one week may be selected during the 12 Month period commencing on the close of Syndication and thereafter no Interest Periods of one week may be selected, in each case unless otherwise agreed by the Agent (acting on the instructions of all the Lenders).

12.2	Overrunning of the Maturity Date

If an Interest Period in respect of a Loan borrowed would otherwise overrun its Maturity Date, it shall be shortened so that it ends on its Maturity Date.

12.3	Other adjustments

(A)
If an Interest Period is not a period of a number of Months and it would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(B)	The Agent (after prior consultation with the Lenders) and the Parent Company may enter into such other arrangements as they may agree for the adjustment of Interest Periods.

12.4	Notification

The Agent shall notify the relevant Borrower and the Lenders of the duration of each Interest Period promptly after ascertaining its duration.

13.	CHANGES TO THE CALCULATION OF INTEREST

13.1	Absence of quotations

Subject to Clause 13.2 (Market disruption), if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

13.2	Market disruption

(A)
If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)
the rate notified to the Agent by that Lender as soon as practicable, and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

(B)	In this Agreement "Market Disruption Event" means:

(i)
at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR for the relevant currency and Interest Period; or

(ii)
before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 50 per cent. of that

Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR.

(iii)	If a Market Disruption Event occurs, the Agent shall promptly notify the Parent Company thereof, together with notice of the funding rates selected by the Lenders under paragraph (A)(ii) above.

13.3	Alternative basis of interest or funding

(A)
If a Market Disruption Event occurs and the Agent or the Parent Company so requires, the Agent and the Parent Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(B)	Any alternative basis agreed pursuant to paragraph (A) above shall, with the prior consent of all the Lenders and the Parent Company, be binding on all Parties.

13.4	Break Costs

(A)
Each Borrower shall, within five Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(B)	Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

14.	FEES

14.1	Commitment fee

(A)	The Parent Company shall pay to the Agent (for the account of each Lender) a fee in US dollars computed at the rate of:

(i)	the applicable Commitment Fee Rate multiplied by the applicable Margin on that Lender's Available Commitment under Facility A for the Availability Period; and

(ii)	the applicable Commitment Fee Rate multiplied by the applicable Margin on that Lender's Available Commitment under Facility B for the Availability Period.

(B)	The “Commitment Fee Rate” means:

(i)	with effect from the first Utilisation Date, 35 per cent.;

(ii)	prior to the first Utilisation Date:

(a)	during the first Month of the Availability Period (or any part thereof), 0 per cent.;

(b)	during the second Month of the Availability Period (or any part thereof), 11 2/3 per cent.;

(c)	during the third Month of the Availability Period (or any part thereof), 23 1/3 per cent.; and

(d)	during the fourth or any subsequent Month of the Availability Period (or any part thereof), 35 per cent.

(C)
The accrued commitment fee is due quarterly in arrear on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitments at the time the cancellation is effective. The accrued commitment fee shall be paid within three Business Days after its due date.

(D)	No commitment fee is payable to the Agent (for the account of a Lender) on any Available Commitment of that Lender for any day on which that Lender is a Defaulting Lender.

14.2	Extension fee

(A)
Following the delivery of an Extension Notice, the Parent Company shall pay to the Agent (for the account of each Lender of an Extended Loan or each Lender with respect to an Extended Facility) an extension fee computed at the applicable Extension Fee Rate multiplied by the aggregate amount of the Extended Loans and the Extended Facility on the date of the Extension Notice. Such fee shall be paid on the Original Maturity Date.

(B)	The “Extension Fee Rate” means with respect to Extended Loans or an Extended Facility:

(i)
if the aggregate amount of such Extended Loans and Extended Facility on the date of the Extension Notice is more than 50% of the aggregate amount on the date of this Agreement of the Total Facility A Commitments, 0.30 per cent.; and

(ii)
if the aggregate amount of such Extended Loans and Extended Facility on the date of the Extension Notice is 50% or less of the aggregate amount on the date of this Agreement of the Total Facility A Commitments, 0.15 per cent.

14.3	Drawdown fee

The Parent Company shall pay to the Agent (for the account of the Lenders) a drawdown fee in the amount and at the times agreed in a Fee Letter.

14.4	Agency fee

The Parent Company shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

SECTION 6
ADDITIONAL PAYMENT OBLIGATIONS

15.	TAX GROSS-UP AND INDEMNITIES

15.1	Definitions

(A)	In this Agreement:

"HMRC DT Treaty Passport Scheme" means the HM Revenue & Customs Double Taxation Treaty Passport Scheme for overseas corporate lenders.

"Protected Party" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Qualifying Lender" means:

(a)	with respect to an amount due from an Obligor incorporated in the United Kingdom:

(i)	a Lender which is beneficially entitled to the interest payable to that Lender in respect of an advance under a Finance Document and is a Lender:

(1)
which is a bank (as defined for the purpose of section 879 of the Income Tax Act 2007) making an advance under a Finance Document and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or

(2)
in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the Income Tax Act 2007) at the time that that advance was made, and which either is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or is a bank (as defined for the purpose of section 879 of the Income Tax Act 2007) and would be within such charge as respects such payments apart from section 18A of the CTA; or

(ii)	a Treaty Lender with respect to the United Kingdom; or

(iii)	a Lender which is:

(1)	a company resident in the United Kingdom for United Kingdom Tax purposes;

(2)	a partnership each member of which is:

(A)	a company so resident in the United Kingdom; or

(B)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(3)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company;

(such Qualifying Lender within this Clause 15.1(A)(a) being a “UK Qualifying Lender”); and

(b)	with respect to an amount due from an Obligor resident for Tax purposes in Ireland:

(i)	a Lender which at the time the payment is made is beneficially entitled to the interest payable to that Lender in respect of an advance under a Finance Document and is:

(1)
an entity which is, pursuant to Section 9 of the Irish Central Bank Act 1971, licensed to carry on banking business in Ireland and whose Facility Office is located in Ireland and which is recognised by the Revenue Commissioners of Ireland as carrying on a bona fide banking business in Ireland for the purposes of Section 246(3)(a) of the Irish Taxes Consolidation Act 1997; or

(2)
an authorised credit institution under the terms of Directive 2006/48/EC that has duly established a branch in Ireland having made all necessary notifications to its home state competent authorities required thereunder in relation to its intention to carry on banking business in Ireland and carries on a bona fide banking business in Ireland for the purposes of

Section 246(3)(a) of the Irish Taxes Consolidation Act 1997 and has its Facility Office located in Ireland; or

(3)	a company (within the meaning of Section 4 of the Irish Taxes Consolidation Act 1997):

(A)
which, by virtue of the law of a Relevant Territory, is resident in the Relevant Territory for the purposes of tax and that Relevant Territory imposes a tax that generally applies to interest receivable in that Relevant Territory by companies from sources outside that Relevant Territory; or

(B)	in receipt of interest which:

(x)
is exempted from the charge to Irish income tax pursuant to the terms of a double taxation treaty entered into between Ireland and another jurisdiction that is in force on the date the relevant interest is paid; or

(y)
would be exempted from the charge to Irish income tax pursuant to the terms of a double taxation treaty entered into between Ireland and another jurisdiction signed on or before the date on which the relevant interest is paid but not in force on that date, assuming that treaty had the force of law on that date;

provided that, in the case of both (A) and (B) above, such company does not provide its commitment through or in connection with a branch or agency in Ireland; or

(4)
a US corporation that is incorporated in the US and is subject to tax in the US on its worldwide income, provided that such corporation does not provide its commitment through or in connection with a branch or agency in Ireland; or

(5)
a US limited liability company (“LLC”), where the ultimate recipients of the interest payable to it are Irish Qualifying Lenders in accordance with paragraphs (b)(i)(3)(A) or (b)(i)(4) of the definition of Qualifying Lender in Clause 15.1(A) and where the business conducted through the LLC is so structured for market reasons and not for Tax avoidance purposes, provided that such LLC does not provide its commitment through or in connection with a branch or agency in Ireland; or

(6)
a building society (as defined for the purposes of Section 256(1) of the TCA) and which is carrying on a bona fide banking business in Ireland (for the purposes of Section 246(3) of the TCA) and whose Facility Office is located in Ireland; or

(7)	a company (within the meaning of Section 4 of the TCA);

(A)	which advances money in the ordinary course of a trade which includes the lending of money;

(B)	in whose hands any interest payable in respect of money so advanced is taken into account in computing the trading income of that company;

(C)	which has complied with the notification requirements set out in Section 246(5)(a) of the TCA; and

(D)	whose Facility Office is located in Ireland; or

(8)	a qualifying company (within the meaning of section 110 of the TCA) and whose Facility Office is located in Ireland; or

(9)	an investment undertaking (within the meaning of Section 739B of the TCA) and whose Facility Office is located in Ireland; or

(ii)	a Treaty Lender with respect to Ireland

(such Qualifying Lender within this Clause 15.1(A)(b) being an “Irish Qualifying Lender”).

“Relevant Territory” means:

(a)	a member state of the European Communities (other than Ireland); or

(b)
to the extent not a member state of the European Communities, a jurisdiction with which Ireland has entered into a double taxation treaty that either has the force of law by virtue of section 826(1) of the TCA or which will have the force of law on completion of the procedures set out in section 826(1) of the TCA.

"Tax Credit" means a credit against, relief or remission from, or repayment of, any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party under Clause 15.2 (Tax gross-up) or a payment under Clause 15.3 (Tax indemnity).

"Treaty Lender", with respect to a jurisdiction, means a Lender which is, on the date any relevant payment falls due, entitled under the provisions of a double taxation treaty (a "Treaty") in force on that date to receive payments of interest from a person resident for the purposes of the relevant Treaty in such jurisdiction without a Tax Deduction (subject to the completion of any necessary procedural formalities, such as an application by a Lender to HM Revenue & Customs or the Irish Revenue Commissioners, as appropriate, that payments may be made to that Lender without a Tax Deduction).

"UK Non-Bank Lender" means:

(i)	where a Lender becomes a Party on the day on which this Agreement is entered into, a Lender identified in Part II of Schedule 1 (The Original Parties) as a UK Non-Bank Lender; and

(ii)
where a Lender becomes a Party after the day on which this Agreement is entered into, a Lender which gives a UK Tax Confirmation in the Assignment Agreement, Transfer Certificate or Increase Confirmation which it executes on becoming a Party.

"UK Tax Confirmation" means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(i)	a company resident in the United Kingdom for United Kingdom Tax purposes;

(ii)	a partnership each member of which is:

(a)	a company so resident in the United Kingdom; or

(b)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(iii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

(B)	Unless a contrary indication appears, in this Clause 15 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

15.2	Tax gross-up

(A)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(B)
The Parent Company shall promptly upon becoming aware that an Obligor is required by law to make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly.

(C)
Each Lender as at the date of this Agreement confirms that it is a UK Qualifying Lender and an Irish Qualifying Lender. This confirmation is given as at the date of this Agreement.  A Lender which becomes party to this Agreement by means of a Transfer Certificate or Increase Confirmation or which becomes a New Lender by virtue of execution of an Assignment Agreement shall confirm therein (i) whether it is a UK Qualifying Lender and/or an Irish Qualifying Lender and (ii) whether it is a Treaty Lender with respect to the UK and/or with respect to Ireland (and, in the case of the latter, whether it is a Treaty Lender which is not otherwise an Irish Qualifying Lender), and shall indicate, by giving or not giving a UK Tax Confirmation, whether it is a UK Non-Bank Lender.  If a New Lender fails to indicate its status in accordance with this Clause 15.2(C), then such New Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a UK Qualifying Lender and as if it is not an Irish Qualifying Lender, in each case until such time as it notifies the Agent of its status.  Each Lender undertakes to notify the Agent and the Parent Company promptly upon becoming aware of its ceasing to be a UK Qualifying Lender or an Irish Qualifying Lender (as applicable). If the Agent receives such notification from a Lender, it shall notify the Parent Company and the relevant Obligor.

(D)
If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(E)
(i)      An Obligor making a payment in respect of an amount due from an Obligor incorporated in the United Kingdom is not required to make an increased payment to a Lender under paragraph (D) above for a Tax Deduction in respect of Tax imposed by the United Kingdom from a payment of interest on a Loan if, on the date on which the payment falls due:

(a)
the payment could have been made to the relevant Lender without a Tax Deduction if it was a UK Qualifying Lender (other than a Lender that is a UK Qualifying Lender by virtue only of being a Treaty Lender with respect to the United Kingdom), but on that date that Lender is not or has ceased to be a UK Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant Tax authority; or

(b)	the relevant Lender is a UK Qualifying Lender solely by virtue of paragraph (a)(iii) of the definition of Qualifying Lender in Clause 15.1(A) and:

(1)
an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a "Direction") under section 931 of the Income Tax Act 2007 which relates to the payment and that Lender has received from the Obligor making the payment or from the Parent Company a certified copy of that Direction; and

(2)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(c)	the relevant Lender is a UK Qualifying Lender solely by virtue of paragraph (a)(iii) of the definition of Qualifying Lender in Clause 15.1(A) and:

(1)	the relevant Lender has not given a UK Tax Confirmation to the Obligor making the payment; and

(2)
the payment could have been made to the Lender without any Tax Deduction if the Lender had given a UK Tax Confirmation to the Obligor making the payment, on the basis that the UK Tax Confirmation would have enabled that Obligor to have formed a reasonable belief that the payment was an "excepted payment" for the purpose of section 930 of the Income Tax Act 2007; or

(d)
the relevant Lender is a UK Qualifying Lender by virtue only of being a Treaty Lender with respect to the United Kingdom and the Obligor making the payment determines that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations, if any, under any of paragraphs (H) to (K) below.

(ii)
An Obligor making a payment in respect of an amount due from an Obligor resident for Tax purposes in Ireland is not required to make an increased payment to a Lender under paragraph (D) above for a Tax Deduction in respect of Tax imposed by Ireland from a payment of interest on a Loan if, on the date on which the payment falls due:

(a)	the payment could have been made to the relevant Lender without a Tax Deduction if it was an Irish Qualifying Lender

(other than a Lender that is an Irish Qualifying Lender by virtue only of being a Treaty Lender with respect to Ireland) but on that date that Lender is not or has ceased to be an Irish Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant Tax authority; or

(b)
the relevant Lender is an Irish Qualifying Lender by virtue only of being a Treaty Lender with respect to Ireland and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations, if any, under paragraph (H) below.

(F)
If an Obligor is required by law to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(G)
Within thirty days of making either a Tax Deduction or any payment to the relevant Tax authority required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant authority.

(H)
(i)      Subject to paragraph (H)(ii) below, a Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing as soon as reasonably practicable any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

(ii)	Nothing in this paragraph (H) shall require a Treaty Lender with respect to the United Kingdom (a “UK Treaty Lender”) to:

(a)	register under the HMRC DT Treaty Passport Scheme;

(b)	apply the HMRC DT Treaty Passport Scheme to any Loan if it has so registered; or

(c)
file Treaty forms if it has made, or is deemed to have made, a notification in accordance with paragraphs (I) or (J) below and either: (1) the UK Borrower making that payment has not complied with its obligations under paragraph (K) below; or (2) the application made by the UK Borrower using form DTTP2 has been unsuccessful, unless the UK Borrower notifies the UK Treaty Lender in writing to that effect, in which case the UK Treaty Lender shall co-operate in completing as soon as reasonably practicable from the date of such written notification any procedural formalities necessary for that UK Borrower to obtain authorisation to make that payment without a Tax Deduction.

(I)
Each Original Lender which is a UK Treaty Lender and which wishes the HMRC DT Treaty Passport Scheme to apply to each Loan made by it to a UK Borrower pursuant to this Agreement shall notify the Agent and the Parent Company, within ten days of the date of this Agreement, that it holds a passport under the HMRC DT Treaty Passport Scheme and that it wishes the HMRC DT Treaty Passport Scheme to apply to each such Loan (and such notification shall include the scheme reference number of that passport and the jurisdiction of Tax residence of the Lender), provided that such Lender can satisfy such notification requirements by including its scheme reference number and jurisdiction of Tax residence opposite its name in Part II of Schedule 1 (The Original Parties).

(J)
Each New Lender (as defined in Clause 26.1) which becomes a Party in accordance with Clause 26 (Changes to the Lenders) and each Increase Lender which becomes a Party in accordance with Clause 2.2 (Increase) that, in each case, is a UK Treaty Lender and which wishes the HMRC DT Treaty Passport Scheme to apply to each Loan made by it to a UK Borrower pursuant to this Agreement or made by another person to a UK Borrower under this Agreement and assigned or otherwise transferred to it shall notify the Agent and the Parent Company within ten days of the date it becomes a Party that it holds a passport under the HMRC DT Treaty Passport Scheme and that it wishes the HMRC DT Treaty Passport to apply to each such Loan (and such notification shall include the scheme reference number of that passport and the jurisdiction of Tax residence of the Lender) provided that such Lender can satisfy such notification requirements by including its scheme reference number and jurisdiction of Tax residence opposite its name in the Transfer Certificate, Assignment Agreement or Increase Confirmation (as applicable) that it executes on becoming a Party as long as the Parent Company receives that Transfer Certificate, Assignment Agreement or Increase Confirmation within ten days of execution.

(K)	Where a UK Treaty Lender makes, or is deemed to make, a notification pursuant to either of paragraph (I) or paragraph (J) above:

(i)
each UK Borrower which is a Party as a Borrower as at the date of this Agreement (in the case of a notification pursuant to paragraph (I) above) or as at the relevant Transfer Date or the date on which the increase in the relevant Commitment described in the relevant Increase Confirmation takes effect (in the case of a notification pursuant to paragraph (J) above) shall file a duly completed form DTTP2 in respect of such UK Treaty Lender with HM Revenue & Customs within 20 days of the Parent Company’s receiving (or being deemed to receive) the relevant notification (or, if it falls after such 20 day period, by the date on which such form can validly be filed in compliance with the requirements of the HMRC DT Treaty Passport Scheme) and shall promptly provide that UK Treaty Lender with a copy of that filing; and

(ii)
each Additional Borrower which is a UK Borrower (and, in the case of a notification pursuant to paragraph (J) above, which becomes an Additional Borrower after the relevant Transfer Date or the date on which the increase in the relevant Commitment described in the relevant Increase Confirmation takes effect) shall file a duly completed form DTTP2 in respect of such UK Treaty Lender with HM Revenue & Customs within 30 days of its becoming a Party (or, if it falls after such 30 day period, by the date on which such form can validly be filed in compliance with the requirements of the HMRC DT Treaty Passport Scheme) and shall promptly provide that UK Treaty Lender with a copy of that filing, and, for the purposes of this paragraph (K), a form DTTP2 which contains erroneous information shall not be regarded as not being “duly completed” to the extent that erroneous information has been provided to the UK Borrower in question by the relevant UK Treaty Lender.

(L)
Where a UK Treaty Lender does not make, and is not deemed to have made, any notification pursuant to either of paragraph (I) or paragraph (J) above, no UK Borrower or Additional Borrower which is a UK Borrower shall file any forms relating to the HMRC DT Treaty Passport Scheme in respect of that UK Treaty Lender.

(M)
Any Lender to which interest may be paid free of withholding tax due to such Lender falling within paragraphs (b)(i)(3), (b)(i)(4) or (b)(i)(5) of the definition of Qualifying Lender in Clause 15.1(A) shall provide details of its name, address and country of Tax residence to the relevant Obligor to enable the relevant Obligor to comply with the relevant Obligor’s reporting obligations under Clause 891A of the TCA.

(N)	A UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a UK Tax Confirmation to the Obligors by entering into this Agreement.

(O)	A UK Non-Bank Lender shall promptly notify the Parent Company and the Agent if there is any change in the position from that set out in the UK Tax Confirmation.

15.3	Tax indemnity

(A)
The Parent Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to any loss, liability or cost which that Protected Party determines, acting reasonably, will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document or the transactions occurring under such Finance Document.

(B)	Paragraph (A) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(a)
under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for Tax purposes or as having a permanent establishment for Tax purposes through which it has negotiated or manages or administers its participation in the Facilities; or

(b)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if in either such case that Tax is imposed on or calculated by reference to the net income, profit or gains received or receivable (but not any sum deemed to be received or receivable) by that Finance Party, permanent establishment or Facility Office; or

(ii)	to the extent a loss, liability or cost:

(a)	is compensated for by an increased payment under Clause 15.2 (Tax gross-up); or

(b)
would have been compensated for by an increased payment under Clause 15.2 (Tax gross-up) but was not so compensated for solely because any or all of the exclusions in paragraph (E) of Clause 15.2 (Tax gross-up) applied; or

(c)
relates to any Tax assessed prior to the date which is 365 days prior to the date on which the Protected Party requests such payment from the Parent Company, unless a determination of the amount claimed could be made only on or after the earlier of those dates; or

(d)	relates to a FATCA Deduction required to be made by any Party; or

(e)
is attributable to the implementation or application of, or compliance with, any bank levy or any other law or regulation which implements any bank levy, in each case limited to any such bank levy, law or regulation:

(1)	in its form existing; or

(2)
as introduced following the date of this Agreement pursuant to proposals officially announced (provided that such proposals are sufficiently detailed to enable the scope and nature of such levy to be ascertained with reasonable certainty)

on or prior to the date of this Agreement (whether such implementation, application or compliance is by a government, a regulator, a Finance Party or a Finance Party’s Affiliate).

(C)
A Protected Party making, or intending to make, a claim under paragraph (A) above shall promptly notify the Agent of the loss, liability or cost which will give, or has given, rise to the claim, following which the Agent shall reasonably promptly notify the Parent Company.

(D)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 15.3, notify the Agent.

15.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(i)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to the circumstances giving rise to that Tax Payment; and

(ii)	that Finance Party has obtained and utilised that Tax Credit in whole or in part and has not subsequently lost the benefit deriving from such utilisation,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines (acting reasonably) will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

15.5	Stamp taxes

The Parent Company shall pay and, within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration, excise and other similar Taxes payable in respect of any Finance Document or the transaction occurring under any of them other than in respect of an assignment or transfer by a Lender.

15.6	VAT

(A)
All consideration expressed to be payable under a Finance Document by any Party to a Finance Party shall be deemed to be exclusive of any amounts in respect of VAT. If VAT is chargeable on any supply made by any Finance Party to any Party in connection with a Finance Document and such Finance Party is required to account to the relevant Tax authority for the VAT, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT against delivery of an appropriate VAT invoice.

(B)	If VAT is chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any other Party (the "Relevant Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)
(where the Supplier is the person required to account to the relevant Tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment that the Recipient receives from the relevant Tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)
(where the Recipient is the person required to account to the relevant Tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that the Recipient is not entitled to credit or repayment from the relevant Tax authority in respect of that VAT.

(C)
Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that obligation shall be deemed to extend to all amounts in respect of VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that the Finance Party is not entitled to credit or repayment of the amount in respect of the VAT.

(D)
Any reference in this Clause 15.6 to any Party shall, at any time when such Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

(E)
In relation to any supply made by a Party to any other Party under a Finance Document, if reasonably requested by the first-mentioned Party, the second-mentioned Party must promptly provide the first-mentioned Party with details of the second-mentioned Party’s VAT registration and such other information as is reasonably requested in connection with the first-mentioned Party’s VAT reporting requirements in relation to such supply.

15.7	FATCA Information

(A)	Subject to paragraph (C) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(a)	a FATCA Exempt Party; or

(b)	not a FATCA Exempt Party; and

(ii)
supply to that other Party such forms, documentation and other information relating to its status under FATCA (including its applicable “passthru payment percentage” or other information required under the US Treasury Regulations or other official guidance including intergovernmental agreements) as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA.

(B)
If a Party confirms to another Party pursuant to paragraph (A)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(C)	Paragraph (A) above shall not oblige any Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(D)
If a Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (A) above (including, for the avoidance of doubt, where paragraph (C) above applies), then:

(i)
if that Party failed to confirm whether it is (and/or remains) a FATCA Exempt Party, then such Party shall be treated for the purposes of the Finance Documents as if it is not a FATCA Exempt Party; and

(ii)
if that Party failed to confirm its applicable “passthru payment percentage”, then such Party shall be treated for the purposes of the Finance Documents (and payments made thereunder) as if its applicable “passthru payment percentage” is 100% (or such other percentage prescribed under FATCA from time to time), until (in each case) such time as the Party in question provides the requested confirmation, forms, documentation or other information.

15.8	FATCA Deduction

(A)
Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(B)
Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, notify the Parent Company, the Agent and the other Finance Parties.

15.9	Survival of obligations

Without prejudice to the survival of any other section of this Agreement, the agreements and obligations of each Obligor and each Finance Party contained in this Clause 15 shall survive the payment in full by the Obligors of all obligations under this Agreement and the termination of this Agreement.

16.	INCREASED COSTS

16.1	Increased Costs

(A)
Subject to Clause 16.3 (Exceptions) the Parent Company shall, within five Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the judicial or generally accepted interpretation or the administration or application of) any law or regulation after the date of this Agreement or (ii) compliance with any law or regulation made after the date of this Agreement or (iii) the application of or compliance with Basel III or CRD IV (each as defined in Clause 16.3 below), provided that the relevant Finance Party confirms to the Agent and the Company that it is seeking to recover Basel III or CRD IV costs to a similar extent from its borrowers generally where the facilities extended to such borrowers include a right for the Finance Party to recover such costs.

(B)	In this Agreement "Increased Costs" means:

(i)	a reduction in the rate of return from any Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its

Commitment or funding or performing its obligations under any Finance Document.

16.2	Increased Costs claims

(A)
A Finance Party intending to make a claim pursuant to Clause 16.1 (Increased Costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Parent Company.

(B)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

16.3	Exceptions

(A)	Clause 16.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor or to a FATCA Deduction required to be made by a Party;

(ii)
compensated for by Clause 15.3 (Tax indemnity), Clause 15.5 (Stamp taxes) or Clause 15.6 (VAT) (or would have been compensated for under those clauses but was not so compensated for because any of the exclusions, exceptions or carve-outs to such clauses applied);

(iii)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation;

(iv)
incurred more than 180 days before the date on which the Finance Party makes a claim in accordance with Clause 16.2 (Increased Cost claims) or gives notice to the Parent Company (through the Agent) of its intention to do so (and provided that if any such notice is given, the applicable claim must then be made no later than 365 days after the date of such notice), unless a determination of the amount incurred could only be made on or after the latest date described above; or

(v)
attributable to the implementation or application of or compliance with the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) ("Basel II") or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

(B)	In this Clause 16.3:

(i)	a reference to a "Tax Deduction" has the same meaning given to the term in Clause 15.1 (Definitions);

(ii)	"Basel III" means:

(a)
the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented and restated;

(b)
the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”; and

(iii)	"CRD IV" means:

(a)	Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; and

(b)
Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms.

17.	OTHER INDEMNITIES

17.1	Currency indemnity

(A)
If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within five Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (i) the rate of exchange used to convert that Sum from the

First Currency into the Second Currency and (ii) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(B)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

17.2	Other indemnities

The Parent Company shall (or shall procure that an Obligor will), within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(A)	the occurrence of any Event of Default;

(B)
a failure by an Obligor to pay any amount due under a Finance Document on its due date, including, without limitation, any cost, loss or liability arising as a result of Clause 30 (Sharing among the Finance Parties);

(C)
funding, or making arrangements to fund, its participation in a Loan requested by a Borrower (or the Parent Company on behalf of a Borrower) in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(D)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Parent Company.

17.3	Acquisition Indemnity

(A)
The Parent Company shall (or shall procure that an Obligor will) within five Business Days of demand indemnify each Indemnified Person against any liability, loss, cost or expense (including reasonable legal fees) incurred by or awarded against that Indemnified Person arising out of, in connection with or based on:

(i)	the Acquisition (whether or not completed); or

(ii)	the use of proceeds of any Loan,

except to the extent such liability, loss, cost or expense (including reasonable legal fees) incurred or awarded against an Indemnified Person results from any breach by that Indemnified Person of a Finance Document or results directly from the fraud, gross negligence or wilful misconduct of that Indemnified Person.

(B)
The Parent Company shall (or shall procure that an Obligor will) within five Business Days of demand indemnify each Indemnified Person against any third party cost or expense (including reasonable legal fees) incurred by any Indemnified Person in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding arising out of or in connection with, or based on the matters referred to in paragraph (A)(i) or (ii) above, except to the extent such cost or expense (including legal fees) results directly from the fraud, gross negligence or wilful misconduct of that Indemnified Person.

(C)
For the purposes of this Clause 17.3, "Indemnified Person" means each Finance Party in its capacity as such, any of its Affiliates and each of its (or its Affiliates') respective directors, officers, employees and agents.

(D)	No Finance Party shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph (A) or (B) above.

(E)
The Parent Company agrees that no Indemnified Person shall have any liability to the Company or any of if its Affiliates for or in connection with anything referred to in paragraph (A) or (B) above except for any such liability, damages, loss, cost or expense incurred by the Parent Company that results directly from any breach by that Indemnified Person of any Finance Document or from the fraud, gross negligence or wilful misconduct of that Indemnified Person.

17.4	Indemnity to the Agent

The Parent Company shall, within five Business Days of demand, indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(A)	investigating any event which it reasonably believes is a Default; or

(B)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

18.	MITIGATION BY THE LENDERS

18.1	Mitigation

(A)
Each Finance Party shall, in consultation with the Parent Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 15 (Tax gross-up and indemnities) or Clause 16 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(B)	Paragraph (A) above does not in any way limit the obligations of any Obligor under the Finance Documents.

(C)
Each Finance Party shall notify the Agent as soon as reasonably practicable after it becomes aware that any circumstances of the kind described in paragraph (A) above have arisen or may arise. The Agent shall notify the Parent Company promptly of any such notification from a Finance Party.

18.2	Limitation of liability

(A)	The Parent Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 18.1 (Mitigation).

(B)	A Finance Party is not obliged to take any steps under Clause 18.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

19.	COSTS AND EXPENSES

19.1	Transaction expenses

The Parent Company shall promptly on demand pay the Agent and the Arrangers reasonable professional fees and all out of pocket expenses (including legal fees subject to any cap referred to in a Fee Letter) properly incurred by any of them in connection with the negotiation, preparation, printing and execution of:

(A)	this Agreement and any other documents referred to in this Agreement; and

(B)	any other Finance Documents executed after the date of this Agreement.

19.2	Amendment costs

If:

(A)	an Obligor requests an amendment, waiver or consent; or

(B)	an amendment is required pursuant to Clause 31.10 (Change of currency),

the Parent Company shall, within five Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

19.3	Enforcement costs

The Parent Company shall, within five Business Days of demand, pay to each Finance Party the amount of all:

(A)	reasonable costs and expenses (including legal fees) incurred by that Finance Party in connection with the preservation; and

(B)	costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement,

of any rights under any Finance Document.

SECTION 7
GUARANTEE

20.	GUARANTEE AND INDEMNITY

20.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(A)	guarantees to each Finance Party punctual performance by each Borrower of all that Borrower's obligations under the Finance Documents;

(B)
undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

(C)
indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

20.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

20.3	Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(A)	the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(B)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

20.4	Waiver of defences

The obligations of each Guarantor under this Clause 20 (Guarantee and indemnity) will not be affected by an act, omission, matter or thing which, but for this Clause 20.4, would reduce, release or prejudice any of its obligations under this Clause 20 (Guarantee and indemnity) (without limitation and whether or not known to it or any Finance Party) including:

(A)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(B)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(C)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(D)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(E)	any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(F)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(G)	any insolvency or similar proceedings.

20.5	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 20 (Guarantee and indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

20.6	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(A)
refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(B)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 20 (Guarantee and indemnity).

20.7	Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents (including under Clause 20.11):

(A)	to be indemnified by an Obligor;

(B)	to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

(C)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

20.8	Release of Guarantor's right of contribution

If any Guarantor (a "Retiring Guarantor") ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(A)
that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(B)
each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

20.9	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

20.10	Waiver of defences under Jersey law

Each Obligor irrevocably and unconditionally waives such right as it may have or claim under Jersey law:

(A)	whether by virtue of the droit de discussion or otherwise to require that recourse be had by any Finance Party to the assets of any other Obligor or any other person before any claim is enforced against that Obligor in respect of the obligations assumed by it under any of the Finance Documents;

(B)
whether by virtue of the droit de division or otherwise to require that any liability under any of the Finance Documents be divided or apportioned with any other Obligor or any other person or reduced in any manner whatsoever; and

(C)	to require that any other Obligor and/or any other person be joined in, or otherwise made a party to, any proceedings brought against it in respect of its obligations under any Finance Document,

and each Obligor irrevocably agrees to be bound by its obligations under the Finance Documents irrespective of whether or not the formalities required by Jersey law relating to the rights or obligations of sureties have been complied with or observed.

20.11	Limitations on guarantee under US law

(A)	Notwithstanding anything to the contrary contained herein or in any other Finance Document:

(i)
each Finance Party agrees that the maximum liability of each Guarantor under this Clause 20 shall in no event exceed an amount equal to the greatest amount that would not render such Guarantor’s obligations hereunder and under the other Finance Documents subject to avoidance under US Bankruptcy Law or to being set aside, avoided or annulled under any Fraudulent Transfer Law, in each case after giving effect to:

(a)
all other liabilities of such Guarantor, contingent or otherwise, that are relevant under such Fraudulent Transfer Law (specifically excluding, however, any liabilities of such Guarantor in respect of intercompany indebtedness to any Borrower to the extent that such Financial Indebtedness would be discharged in an amount equal to the amount paid by such Guarantor hereunder); and

(b)
the value as assets of such Guarantor (as determined under the applicable provisions of such Fraudulent Transfer Law) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights held by such Guarantor pursuant to:

(1)	applicable law; or

(2)
any other agreement providing for an equitable allocation among such Guarantor and the borrowers and other Guarantors of obligations arising under this Agreement or other guarantees of such obligations by such parties; and

(ii)
each Party agrees that, in the event any payment or distribution is made on any date by a Guarantor under this Clause 20, each such Guarantor shall (subject to Clause 20.7 above) be entitled to be indemnified from each other Guarantor in an amount equal to such payment, in each case multiplied by a fraction of which the numerator shall be the net worth of the contributing Guarantor and the denominator shall be the aggregate net worth of all the Guarantors.

SECTION 8
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

21.	REPRESENTATIONS

21.1	Time of Representations

(A)	Subject to paragraph (B), each Obligor makes the representations and warranties set out in this Clause 21 to each Finance Party on the date of this Agreement.

(B)
The representations given at paragraphs (B) to (D) of Clause 21.11 (No misleading information) below are made on the Information Memorandum Date and on the close of Syndication only, provided that, in relation to the representations to be given on the close of Syndication, such representations shall be qualified by any matters disclosed by the Company in writing to the Agent in the period from the day after the Information Memorandum Date to the day before the close of Syndication.

21.2	Status

(A)	It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(B)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

21.3	Binding obligations

The obligations expressed to be assumed by it in each Finance Document are, subject to laws or legal procedures affecting the enforceability of creditors' rights generally and any other reservations set out in the legal opinions listed in Schedule 2 (Conditions precedent) or delivered in connection with an Obligor's accession to this Agreement, legal, valid, binding and enforceable obligations.

21.4	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(A)	any law or regulation applicable to it;

(B)	its or any of its Subsidiaries' constitutional documents; or

(C)	any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets which conflict would reasonably be likely to have a Material Adverse Effect.

21.5	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated for it by those Finance Documents.

21.6	Validity and admissibility in evidence

All Authorisations required:

(A)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(B)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

(other than as disclosed in a legal opinion delivered to the Agent pursuant to Part I of Schedule 2 (Conditions precedent) or in connection with an Obligor's accession to this Agreement) have been obtained or effected and are in full force and effect.

21.7	Governing law and enforcement

(A)	The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

(B)	Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

21.8	Deduction of Tax

It is not required to make any deduction for or on account of:

(A)
United Kingdom Tax from any payment it may make under any Finance Document to a Lender so long as the Lender is a UK Qualifying Lender falling within paragraph (a)(i) of the definition of “Qualifying Lender” in Clause 15.1(A);

(B)
Irish Tax from any payment it may make under any Finance Document to a Lender so long as the Lender is an Irish Qualifying Lender falling within  paragraph (b)(i) of the definition of “Qualifying Lender” in Clause 15.1(A); and

(C)	Jersey Tax from any payment it may make under any Finance Document to a Lender.

21.9	No filing or stamp taxes

Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar Tax be paid in such jurisdiction on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents (excluding for this purpose any assignment or transfer of rights under any

Finance Document by a Finance Party and any agreement pursuant to which such assignment or transfer is made) .

21.10	No default

No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

21.11	No misleading information

Save as disclosed in writing to the Agent and the Arrangers prior to the date of this Agreement (other than in relation to the Information Memorandum in respect of which such disclosure shall not apply):

(A)
any factual information, including any information which discloses evidence of material litigation which is pending or threatened, provided by or on behalf of any member of the Group to any of the Finance Parties prior to the date of this Agreement in connection with its entry into this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(B)	any financial projections contained in the Information Memorandum have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(C)	no information has been given or withheld that results in the information referred to in paragraph (A) or (B) above being untrue or misleading in any material respect.

(D)
any factual information contained in the Information Memorandum provided by or on behalf of any member of the Group was (to the best of the Company's knowledge and belief, having made reasonable enquiries, in the case of factual information relating to the Target), true and accurate and complete in all material respects as at the date of the Information Memorandum or (as the case may be) as at the date the information is expressed to be given and nothing has occurred or been omitted which would result in the information being inaccurate or misleading in any material respect.

(E)
as of the date of this Agreement, there has been no change in the business or the consolidated financial condition of the Group since the date of its last audited financial statements that would have a Material Adverse Effect.

21.12	Financial statements

In the case of the Parent Company only:

(A)	Its Original Financial Statements were prepared in accordance with US GAAP consistently applied.

(B)	Its Original Financial Statements fairly represent its financial condition and operations (consolidated) during the relevant financial year.

21.13	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

21.14	Anti-corruption law

Its policy is to conduct its businesses in compliance with applicable anti-corruption laws and it has instituted and maintained, and will continue to maintain, policies and procedures reasonably designed to promote compliance with such laws.

21.15	Sanctions

Its policy is and will continue to be to conduct its businesses in compliance with applicable sanctions enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council and the European Union or Her Majesty’s Treasury (collectively, “Sanctions”).

21.16	The Company

As a matter of Irish law, the Company is resident for tax purposes in the Republic of Ireland on the basis that its place of central management and control is in the Republic of Ireland.

21.17	US Margin Regulations

No part of the proceeds of any Utilisation will be used for any purpose which violates the provisions of the regulations of the Federal Reserve Board.

21.18	ERISA Matters

No Obligor or ERISA Affiliate has during the past five years maintained, contributed to or had an obligation to contribute to any Employee Plan or Multiemployer Plan.

21.19	Repetition

(A)	The Repeating Representations are deemed to be made by each Obligor (by reference to the facts and circumstances then existing) on:

(i)	the date of each Utilisation Request and the first day of each Interest Period;

(ii)	in the case of an Additional Obligor, the day on which such company becomes (or it is proposed that such company becomes) an Additional Obligor; and

(iii)	each Newco Scheme Date.

(B)
The representation in Clause 21.14 (Anti-corruption law) is deemed to be made by each Additional Obligor (by reference to the facts and circumstances then existing) on the day on which such company becomes (or it is proposed that such company becomes) an Additional Obligor.

22.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1	Financial statements

The Parent Company shall supply to the Agent in sufficient copies for all the Lenders:

(A)	as soon as the same are made public, but in any event within 120 days after the end of each of its financial years, its audited consolidated financial statements for that financial year; and

(B)
as soon as the same are made public, but in any event within 90 days after the end of the first half of each of its financial years, its unaudited consolidated financial statements for that financial half year.

22.2	Compliance Certificate

(A)
The Parent Company shall supply to the Agent, with each set of financial statements delivered pursuant to paragraphs (A) and (B) of Clause 22.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 23 (Financial covenants) as at the date as at which those financial statements were drawn up.

(B)
Each Compliance Certificate shall be signed by two signatories of the Parent Company authorised pursuant to the resolutions and by reference to specified signatures, in each case as referred to in Schedule 2 (Conditions Precedent) and as may be updated from time to time in a manner satisfactory to the Agent (acting reasonably).

22.3	Requirements as to financial statements

(A)	The Parent Company shall procure that each set of financial statements delivered pursuant to Clause 22.1 (Financial statements) is prepared using US GAAP.

(B)
Following the completion of any Newco Scheme, Top Newco shall supply to the Agent, together with its audited consolidated financial statements for the financial year in which the relevant Newco Scheme has completed and required to be delivered pursuant to paragraph (A) of Clause 22.1 (Financial statements), a reconciliation between those consolidated financial statements and the consolidated financial statements of the Company or, as applicable, the previously interposed Top Newco relevant to the financial year in which the Newco Scheme has completed.

(C)
The Parent Company shall procure that each set of financial statements delivered pursuant to Clause 22.1 (Financial statements) is prepared using US GAAP and accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements:

(i)
there has been a change in US GAAP or accounting practices which is relevant to the preparation of that set of financial statements but which does not have any impact upon calculations for the purposes of establishing compliance with Clause 23.2 (Financial condition), and such change has been disclosed in a Form 10K or 10Q statement filed by (or on behalf of) the Parent Company with the SEC; or

(ii)	there has been a change in:

(a)	US GAAP or accounting practices which has an impact upon calculations for the purposes of establishing compliance with Clause 23.2 (Financial condition); or

(b)	financial reference periods; and

the Parent Company notifies the Agent that there has been such change and delivers to the Agent, if and to the extent reasonably necessary for the purposes of establishing compliance with Clause 23.2 (Financial condition) taking into account any disclosure which has been made in any relevant Form 10K or 10Q filed by (or on behalf of) the Parent with the SEC:

(1)
a description of any change necessary for those financial statements to reflect the US GAAP, accounting practices and reference periods upon which those Original Financial Statements were prepared; and

(2)
sufficient information, in form and substance as may reasonably be required by the Agent, to enable the Lenders to determine whether Clause 23 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and those Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

(D)	If the Parent Company notifies the Agent of a change in accordance with paragraph (C)(ii)(a) above, the Parent Company and Agent shall enter into negotiations in good faith with a view to agreeing:

(i)	whether or not the change might result in any material alteration in the commercial effect of any of the terms of this Agreement; and

(ii)	if so, any amendments to this Agreement which may be necessary to ensure that the change does not result in any material alteration in the commercial effect of those terms,

and if any amendments are agreed they shall take effect and be binding on each of the Parties in accordance with their terms.

22.4	Information: miscellaneous

The Parent Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(A)	all documents dispatched by the Parent Company to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(B)
copies of any public announcement made by the Parent Company which discloses the details of any material litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group; and

(C)	promptly, such further information as any Finance Party (through the Agent) may reasonably request at reasonable times and at reasonable intervals.

22.5	Notification of default

Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification regarding such Default has already been provided by another Obligor).

22.6	"Know your customer" checks

(A)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)
a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender (which would be permitted under Clause 26 (Changes to the Lenders)) prior to such assignment or transfer, obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is within that Obligor's possession or control reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(B)
Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks required under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(C)
The Parent Company shall, by not less than ten Business Days' prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 27 (Changes to the Obligors).

(D)
Following the giving of any notice pursuant to paragraph (C) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Parent Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with the results of all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

22.7	"Know your customer" confirmation

Each Lender confirms as at the date of this Agreement that, under "know your customer" requirements in existence as at the date of this Agreement, it does not require financial statements for Obligors other than the Company.

23.	FINANCIAL COVENANTS

23.1	Financial definitions

(A)
For the purpose of this Clause 23, amounts computed for the Group shall represent those assets, liabilities, income and expenses contained in the accounting records of the Parent Company and its Subsidiaries.  For the avoidance of doubt, such amounts and the financial covenants shall not include any assets, liabilities, income and expenses recorded in any variable interest entity which the Group consolidates under US GAAP pursuant to Accounting Standards Codification 810, Consolidation (formerly FIN 46(R)), Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51, as amended by FASB 167, Amendments to FASB Interpretation No. 46(R)).

(B)	In this Clause 23 (Financial covenants):

“Acquisition Costs” means all fees, costs and expenses, stamp, registration and other Taxes incurred by the Parent Company or any other member of the Group in connection with any acquisition following the date of this Agreement.

"Borrowings" means, at any time, any indebtedness in respect of:

(a)	the principal amount of moneys borrowed and any net debit balances at banks after application of applicable account pooling arrangements;

(b)	the principal amount raised under acceptance credit facilities other than acceptances relating to the purchase or sale of goods in the ordinary course of trading;

(c)	the principal amount of any debenture, bond, note, loan stock, commercial paper or other securities;

(d)	the capitalised element of indebtedness under finance leases or capital leases entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

(e)	receivables sold or discounted other than receivables sold or discounted in the ordinary course of trading or on non-recourse terms;

(f)
indebtedness arising from deferred payment agreements except in the ordinary course of trading (and excluding, for the avoidance of doubt, milestone and deferred consideration payments in respect of acquisitions of shares or other assets which are the subject of any acquisition);

(g)	any fixed or minimum premium payable on repayment of any debt instrument;

(h)	principal amounts raised under any other transaction having the commercial effect of a borrowing; or

(i)	(without double counting) any guarantee, indemnity or similar assurance for any of the items referred to in paragraphs (a) to (h) above.

"Cash" means, at any time:

(a)
cash at bank denominated in sterling, dollars, euro or other currency freely convertible into dollars and freely transferable and credited to an account in the name of a member of the Group with a reputable financial institution and to which a member of the Group is alone beneficially entitled and for so long as that cash is repayable on demand, provided that:

(i)	repayment of that cash is not contingent on the prior discharge of any other indebtedness of any Group member or of any other person whatsoever or on the satisfaction of any other condition;

(ii)
there is no Security over that cash except Security created or constituted pursuant to a Finance Document or Security securing obligations of a member of the Group granted in favour of another member of the Group; and

(iii)	such cash is freely and immediately available and convertible into dollars to be applied in repayment or prepayment of the Borrowings; and

(b)	to the extent the relevant indebtedness is included in Borrowings, cash collateral provided for such indebtedness up to a maximum amount equal to the principal amount of such indebtedness.

"Cash Equivalent Investments" means:

(a)
debt securities denominated in sterling, dollars, euro or other currency freely convertible into dollars issued by, or unconditionally guaranteed by, the United Kingdom or the United States of America which are not convertible into any other form of security and having not more than three months to final maturity;

(b)
debt securities denominated in sterling, dollars or euro or other currency freely convertible into dollars which are not convertible into any other form of security, and having not more than three months to final maturity, at all times rated P-1 (Moody's Investor Services Inc.) or A-1 (Standard & Poor's Corporation) and which are not issued or guaranteed by any member of the Group;

(c)
certificates of deposit denominated in sterling, dollars or euro or other currency freely convertible into dollars issued by, and acceptances by, banking institutions authorised under applicable legislation of the United Kingdom rated P-1 (Moody's Investor Services Inc.) or A-1 (Standard & Poor's Corporation); and

(d)	other securities (if any) approved in writing by the Agent,

provided that:

(i)
there is no Security over the investments referred to in paragraphs (a) to (d) above except Security created or constituted pursuant to a Finance Document or Security securing obligations of a member of the Group granted in favour of another member of the Group; and

(ii)
cash proceeds of the investments referred to in paragraphs (a) to (d) above are freely and immediately available and convertible into dollars to be applied in repayment or prepayment of the Borrowings.

"EBITDA" means, in respect of any Relevant Period, consolidated operating income for such period (after giving effect to the following adjustments, if applicable):

(a)	before deducting any corporation tax or other taxes on income, profits or gains;

(b)	before deducting interest payable and before adding interest receivable;

(c)
before deducting unusual or non-recurring losses or charges, provided that any accruals or reserves in the ordinary course of business shall be excluded (and, for the avoidance of doubt, up-front milestone and licensing payments which have been charged to the income statement on initial recognition under US GAAP shall constitute unusual or non-recurring losses or charges and accordingly shall not be deducted from EBITDA);

(d)	before adding extraordinary gains and non-cash gains;

(e)
after deducting the amount of net profit (or adding back the amount of net loss) of any Group company (other than the Parent Company) which is attributable to any third party (other than another Group company) which is a shareholder in that Group company;

(f)
after adding back the amount of any loss and after deducting the amount of any gain against book value arising on a disposal of any asset (other than stock disposed of in the ordinary course of trading);

(g)	after deducting any income (to the extent not received in cash) and adding back any loss from any associate or joint venture or any other companies in which a Group company has a minority interest;

(h)	before deducting any depreciation or amortisation;

(i)	before deducting any distributions; and

(j)
before deducting any non-cash write-offs of in-process research and development, goodwill, non-cash stock compensation charges, non-cash stock revaluation charges arising on an acquisition and non-cash write-offs of any investments, intellectual property or fixed assets; and

(k)	before deducting any Acquisition Costs.

For the purposes of paragraph (A) of Clause 23.2 (Financial condition) only, EBITDA shall be adjusted, at any time, on a pro-forma basis to include businesses or assets acquired in the period and exclude businesses or assets disposed of in the period.

"Liquid Investments" means at any time:

(a)	any investment in marketable debt obligations for which a recognised trading market exists and which are not convertible or exchangeable to any other security provided that:

(i)
each obligation has a credit rating of either A or A-1 or higher by Standard & Poor's Corporation (or in each case the equivalent rating including the equivalent money market fund rating by Standard & Poor's Corporation) or A2 or P-1 or higher by Moody's Investor Services Inc. (or in each case the equivalent rating including the equivalent money market fund rating by Moody's Investor Services Inc.) and further provided that no more than 25 per cent. of all such investments shall be rated A and A-1 by Standard & Poor's Corporation (and in each case the equivalent rating including the equivalent money market fund rating by Standard & Poor's Corporation) and A2 and P-1 by Moody's Investor Services Inc. (and in each case the equivalent rating including the equivalent money market fund rating by Moody's Investor Services Inc.);

(ii)	each obligation is beneficially owned by a member of the Group;

(iii)	no obligation is issued by or guaranteed by a member of the Group; and

(iv)	there is no Security over such obligation save pursuant to the Finance Documents or Security securing obligations of a member of the Group granted in favour of another member of the Group; and

(b)
any investment accessible within 30 days in money market funds which have a credit rating of either A-1 or higher by Standard & Poor's Corporation (or in each case the equivalent rating including the equivalent money market fund rating by Standard & Poor's Corporation) or P-1 or higher by Moody's Investor Services Inc. (or in each case the equivalent rating including the equivalent money market fund rating by

Moody's Investor Services Inc.) or Rule 2a7 Money Market Funds as defined in the US Investment Company Act 1940 provided that:

(i)	such investment is beneficially owned by a member of the Group; and

(ii)	there is no Security over such investment save pursuant to the Finance Documents or Security securing obligations of a member of the Group granted in favour of another member of the Group,

provided that the cash proceeds of the investments referred to in paragraphs (a) and (b) above, either through sale or redemption, are freely and immediately available and convertible into dollars to be applied in repayment or prepayment of the Borrowings.

"Net Debt" means, at any time, the aggregate consolidated Borrowings of the Group from sources external to the Group, less all Cash and Cash Equivalent Investments of the Group and the then mark to market value of Liquid Investments.

"Net Interest" means, in respect of any Relevant Period, the sum of (i) the amount of interest and similar charges payable in respect of Borrowings by the Group during such period less (ii) the amount of interest received or receivable and any similar income of the Group during such period excluding any payment or amortisation of front end or arrangement fees payable under or in connection with this Agreement or any Fee Letter. For the purposes of this definition:

(a)
prior to the delivery of a valuation judgment by the relevant court in connection with any "appraisal" or similar proceedings brought by former common stockholders or shareholders of any company acquired by any member of the Group after the date of this Agreement, the amount of interest and similar charges payable by the Group in respect of any potential award in such proceedings shall be deemed to be as recorded in the Group's financial statements for the Relevant Period; and

(b)
following the delivery of a valuation judgment by the relevant court in connection with the proceedings described in paragraph (a) above, and following any revised valuation judgment on appeal from such proceedings, the amount of interest and similar charges payable by the Group in respect of the court's valuation shall be as determined by the court, but allocated on a pro rata basis from (and including) the calendar month in which the relevant acquisition is consummated to (but excluding) the calendar month in which such interest or similar charges are actually paid.

"Relevant Period" means each period of twelve months ending on the last day of the Parent Company's financial year and each period of twelve months ending on the last day of the first half of the Parent Company's financial year with the first such period ending on 31 December 2011.

23.2	Financial condition

The Parent Company shall ensure that:

(A)
the ratio of Net Debt to EBITDA of the Group in respect of the most recently ended Relevant Period (the "Leverage Ratio") shall not at any time exceed 3.5:1, except that, following the Acquisition or any other acquisition by the Group for a consideration which includes a cash element of at least US$ 250,000,000, the Parent Company may elect to increase the Leverage Ratio to 4.0:1 for the Relevant Period in which the acquisition was completed and the immediately following Relevant Period (except in the case of an In-licensing Acquisition (as defined below)). The election must be made by no later than the date on which the Compliance Certificate for the first Relevant Period to which that election relates is delivered pursuant to Clause 22.2 (Compliance Certificate) (or the date on which such Compliance Certificate was due to have been delivered if earlier). For the avoidance of doubt, an “acquisition” includes an in-licensing agreement under which the Group acquires certain rights to products and projects (an "In-licensing Acquisition") which would require the Group to pay licence fees, milestone payments or other similar fees or payments ("In-licensing Fees and Payments").  Notwithstanding the above, where the acquisition is an In-licensing Acquisition the Parent Company may elect to increase the Leverage Ratio to 4.0:1 where the aggregate In-licensing Fees and Payments in respect of that In-licensing Acquisition totals at least US$ 250,000,000 in any one Relevant Period. The increase in the Leverage Ratio shall apply to the Relevant Period in which such In-licensing Fees and Payments were paid and the immediately following Relevant Period and the election must be made by no later than the date on which the Compliance Certificate for the first Relevant Period to which that election relates is delivered pursuant to Clause 22.2 (Compliance Certificate) (or the date on which such Compliance Certificate was due to have been delivered if earlier). Only one election under this paragraph (A) may be made; and

(B)	the ratio of EBITDA of the Group to Net Interest in respect of the most recently ended Relevant Period shall not be less than 4.0:1.

23.3	Financial testing

(A)
The financial covenants set out in Clause 23.2 (Financial condition) shall be tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 22.2 (Compliance Certificate).

(B)
If paragraph (D) of Clause 22.3 (Requirements as to financial statements) applies (and for so long as no amendments to the contrary have been agreed pursuant to paragraph (D) of Clause 22.3 (Requirements as to financial statements)), then the financial covenants set out in Clause 23.2 (Financial condition) shall be tested by reference to the relevant financial statements as adjusted pursuant to paragraph (C) of Clause 22.3 (Requirements as to financial statements) (and/or relevant Compliance Certificate delivered in accordance with Clause 22.2  (Compliance Certificate)) to reflect the basis upon which the Original Financial Statements were prepared and, to the extent relevant, any other information delivered to the Agent in accordance with paragraph (C) of Clause 22.3 (Requirements as to financial statements).

24.	GENERAL UNDERTAKINGS

The undertakings in this Clause 24 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

24.1	Authorisations

Each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability and admissibility in evidence in its jurisdiction of incorporation of any Finance Document subject to any applicable bankruptcy, insolvency, reorganisation, moratorium and other similar laws or legal procedures affecting the enforceability of creditors' rights generally and any other reservations set out in any of the legal opinions listed in Schedule 2 (Conditions precedent) or delivered in connection with an Obligor's accession to this Agreement.

24.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would have a Material Adverse Effect.

24.3	Negative pledge

(A)	No Obligor shall (and the Parent Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(B)	No Obligor shall (and the Parent Company shall ensure that no other member of the Group will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(C)	Paragraphs (A) and (B) above do not apply to:

(i)	any Security (or transaction ("Quasi-Security") described in paragraph (B) above) created with the prior written consent of the Majority Lenders;

(ii)	any Security or Quasi-Security listed in Schedule 9 (Existing Security) except to the extent the principal amount secured by that Security exceeds the amount stated in that Schedule;

(iii)	any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting or setting-off debit and credit balances;

(iv)	any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(v)	any future title retention provisions to which a member of the Group is subject entered into in the ordinary course of trading;

(vi)	any netting or set-off arrangement entered into by any member of the Group under any treasury transaction entered into in the ordinary course of business;

(vii)	any Security or Quasi-Security over or affecting any asset acquired by a member of the Group after the date of this Agreement if:

(a)	the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group;

(b)	the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a member of the Group; and

(c)	the Security or Quasi-Security is removed or discharged within six months of the date of acquisition of such asset;

(viii)
any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security or Quasi-Security is created prior to the date on which that company becomes a member of the Group, if:

(a)	the Security or Quasi-Security was not created in contemplation of the acquisition of that company;

(b)	the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(c)	the Security or Quasi-Security is removed or discharged within six months of that company becoming a member of the Group;

(ix)	any Security entered into pursuant to any Finance Document;

(x)	any Security or Quasi-Security created in connection with a Permitted Securitisation;

(xi)
any Security or Quasi-Security created or subsisting over cash or Cash Equivalent Investments deposited in an escrow account or subject to escrow or similar agreements or arrangements in connection with any acquisition of an undertaking or company by a member of the Group after the date of this Agreement provided that such requirements for escrow arrangements are entered into (a) on an arm’s length basis and (b) such that the Security or Quasi-Security is removed or discharged within one month following the discharge in full of the liabilities supported by such accounts, agreements or arrangements.

(xii)
any Security or Quasi-Security arising as a consequence of any credit support or collateral provision arrangement (including without limitation initial margining) on arm’s length terms in relation to any derivative transaction which falls within paragraph (B)(vii) of Clause 24.8 (Financial Indebtedness);

(xiii)	any Security or Quasi-Security constituted by any lease or hire purchase contract which falls within the exclusion to paragraph (d) of the definition of Financial Indebtedness;

(xiv)
any Security on Target Shares constituting Margin Stock, if and to the extent that the value of all Margin Stock of the Parent Company and the other members of the Group exceed 25% of the value of the total assets of the Group subject to Clause 24.3(A) or (B); or

(xv)
any Security or Quasi-Security securing indebtedness the principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of Security or Quasi-Security given by any member of the Group other than any permitted under paragraphs (i) to (xiv) above) does not exceed at any time US$ 200,000,000 (or its equivalent in another currency or currencies).

(D)
Paragraph (B) above does not apply to any Quasi-Security granted by a member of the Group or to any Security granted by a member of the Group in favour of another wholly owned member of the Group but only in respect of liabilities owing to the Group.

24.4	Disposals

(A)
No Obligor shall (and the Parent Company shall ensure that no other member of the Group will) enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer, dispose by way of de-merger or otherwise dispose of any asset.

(B)	Paragraph (A) above does not apply to any sale, lease, transfer or other disposal:

(i)	made in the ordinary course of business of the disposing entity;

(ii)	of assets in exchange for other assets which are comparable or superior as to value;

(iii)	in the form of out-licensing arrangements entered into by a member of the Group in the ordinary course of trading;

(iv)	of obsolete assets on normal commercial terms;

(v)	of assets by one member of the Group to another member of the Group;

(vi)	of cash for any purpose permitted under the Finance Documents;

(vii)	of assets held by any member of the Group if such member of the Group has already contracted to dispose of such assets at the time such member of the Group is acquired;

(viii)	made with the prior written consent of the Majority Lenders;

(ix)	of cash by the payment of dividends and other distributions in respect of share capital which are not contrary to law;

(x)	made in connection with a Permitted Securitisation; or

(xi)	at market value and on arm's length terms,

provided that no sale, lease, transfer or other disposal which would otherwise be permitted pursuant to the terms of any of paragraphs (i) to (v) and (vii) to (xi) (inclusive) above which would be deemed to be a class 1 transaction under the Listing Rules of the Financial Services Authority (other than any sale of Margin Stock for fair value as determined by the board of directors of the Parent Company in good faith) shall be permitted without the consent of the Majority Lenders.

For the purpose of this Clause 24.4, "ordinary course of business" means the ordinary course of trading of the relevant entity or made as part of the day to day operation of the relevant entity as carried on at the date hereof or as part of any activities ancillary to the ordinary course of trading.

24.5	Change of business

The Parent Company shall procure that no substantial change is made to the general nature of the business of the Group from that carried on at the date of this Agreement.

24.6	Insurance

Each Obligor shall (and the Parent Company shall ensure that each member of the Group will) maintain material insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business (and each member of the Group may maintain insurances with a captive insurer for this purpose).

24.7	Loans

(A)	No Obligor shall (and the Parent Company shall ensure that no member of the Group will) make any loans or grant any credit.

(B)	Paragraph (A) above does not apply to:

(i)	loans existing at the date of this Agreement and listed in Schedule 10 (Existing Loans) except to the extent the principal amount of the loans exceeds the amount stated in that Schedule;

(ii)	trade credit in the ordinary course of trading;

(iii)	loans to directors or employees in the ordinary course of business not exceeding US$ 10,000,000 in aggregate;

(iv)	loans or credit made by one member of the Group to another member of the Group;

(v)	loans entered into pursuant to any Finance Documents;

(vi)	loans or credit made with the consent of the Majority Lenders; or

(vii)
loans or credit the principal amount of which (when aggregated with the principal amount of any other loans given by any member of the Group other than any permitted under paragraphs (i) to (vi) above) does not exceed US$ 250,000,000 (or its equivalent in another currency or currencies).

24.8	Financial Indebtedness

(A)	No Obligor shall (and the Parent Company shall ensure that no member of the Group will) incur or allow to remain outstanding any Financial Indebtedness.

(B)	Paragraph (A) above does not apply to:

(i)	any Financial Indebtedness incurred under the Finance Documents;

(ii)
any Financial Indebtedness incurred under the Existing Facilities Agreement or any replacement or refinancing thereof (but, in each case, only to the extent that the amount of such Financial Indebtedness does not in aggregate exceed the amount of Financial Indebtedness that could be incurred under the Existing Facilities Agreement on the date of this Agreement);

(iii)	any Existing Financial Indebtedness and any refinancing thereof (to the extent the aggregate amount outstanding is not increased as a result of or pursuant to the refinancing);

(iv)	any trade credit in the ordinary course of trading;

(v)	any Financial Indebtedness to the extent owed by one member of the Group to another member of the Group;

(vi)	any Financial Indebtedness incurred by a Guarantor;

(vii)
any Financial Indebtedness not otherwise described in this paragraph (B) to the extent it is applied in voluntary prepayment and cancellation of the Facilities pursuant to Clause 7 (Illegality, voluntary prepayment and cancellation);

(viii)
any derivative transaction entered into in the ordinary course of treasury operations and not for speculative purposes, and any liability of any member of the Group in relation to any collateral, margin or other form of credit support posted or otherwise provided to or for the benefit of any member of the Group under or in relation to any such derivative transaction;

(ix)	any Financial Indebtedness incurred with the consent of the Majority Lenders;

(x)	any Permitted Securitisation; and

(xi)
any other Financial Indebtedness, the principal amount of which (when aggregated with the principal amount of any other Financial Indebtedness incurred by any member of the Group other than any permitted under paragraphs (i) to (x) above) does not, at any time, exceed:

(a)
while the Existing Facilities Agreement is in effect (in the form existing on the date of this Agreement), the amount that would be permitted at that time pursuant to paragraphs (x) and (xi) of clause 27.8 of the Existing Facilities Agreement; and

(b)	in any other case, US$500,000,000 (or its equivalent in another currency or currencies).

24.9	Top Newco

The Finance Parties hereby consent to the Parent Company entering into any Newco Scheme, provided that each Top Newco interposed by such Newco Scheme accedes as a Guarantor to this Agreement in accordance with Clause 27.4 (Additional Guarantors) by no later than the Newco Scheme Date.

24.10	Conduct of the Acquisition

(A)
The Company shall ensure that neither the Tender Offer nor the Acquisition Agreement is amended, waived or otherwise modified to increase the price per Target Share payable in the Merger or Tender Offer or otherwise to increase the consideration payable to the holders of the Target Shares in connection with the transactions contemplated by the Acquisition Agreement, in each case, in excess of the amount agreed with the Agent on or before the date of this Agreement, without the consent of the Agent (acting on the instructions of the Majority Lenders).

(B)
Other than as provided by paragraph (A) above, the Company shall ensure that no other amendments, modifications or waivers (including, without limitation, any amendments to, or waivers of, any of the conditions to the consummation of the Merger or the Tender Offer) are made to the Acquisition Agreement or the Tender Offer which could reasonably be expected to have a material adverse effect on the Lenders (in their capacity as such) without the prior consent of the Majority Lenders, unless such changes are required by applicable law or regulations.

(C)
The Company shall, and shall ensure that each member of the Group will, comply with all laws and regulations applicable in the context of the Merger including, without limitation, the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all applicable provisions of the General Corporation Law of the State of Delaware, as replaced or substituted by any other applicable laws or regulations.

(D)
The Company shall comply with all obligations under the terms of the Acquisition Agreement save where failure to do so could not reasonably be expected to have a material adverse effect on the Lenders (in their capacity as such).

(E)	The Company shall keep the Agent reasonably informed as to the status and progress of material developments in relation to the Acquisition.

(F)	The Company shall notify the Agent promptly when Acquisition CP Satisfaction occurs.

24.11	Anti-Corruption law

No Obligor shall (and the Parent Company shall ensure that no member of the Group will) directly or indirectly use the monies advanced under any Facility or lend, contribute or otherwise make available such monies to any Subsidiary, joint venture partner or other person or entity where the purpose of such monies being made available is to fund any activity that would at the time of such funding, to the knowledge of any Obligor, be in breach of applicable anti-corruption laws and regulations.

24.12	Sanctions

No Obligor shall (and the Parent Company shall ensure that no member of the Group will) directly or indirectly use the monies advanced under any Facility or lend, contribute or otherwise make available such monies to any Subsidiary, joint venture partner or other person or entity where the purpose of such monies being made available is to fund any activity that would at the time of such funding, to the knowledge of any Obligor after reasonable inquiry, be in breach of applicable Sanctions.

24.13	US Margin Regulations

No part of the proceeds of any Utilisation will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose which violates Regulation U or Regulation X.

25.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 25 is an Event of Default (save for Clause 25.13 (Clean-up Period) and Clause 25.14 (Acceleration)).

25.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

(A)	its failure to pay is caused by administrative or technical error; and

(B)	payment is made within five Business Days of its due date.

25.2	Financial covenants

Any requirement of Clause 23 (Financial covenants) is not satisfied.

25.3	Other obligations

(A)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 25.1 (Non-payment) and Clause 25.2 (Financial covenants)).

(B)
No Event of Default under paragraph (A) above will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the Agent giving notice to the Parent Company or the Parent Company becoming aware of the failure to comply.

25.4	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents is or proves to have been incorrect or misleading in any material respect when made or deemed to be made and which, if the circumstances giving rise to the misrepresentation or the misrepresentation are capable of remedy, are not remedied within 20 Business Days of the Agent giving notice to the Parent Company or the Parent Company becoming aware of the misrepresentation.

25.5	Cross default

(A)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(B)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(C)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(D)
Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(E)
No Event of Default will occur under this Clause 25.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (A) to (D) above is less than US$ 50,000,000 (or its equivalent in any other currency or currencies).

25.6	Insolvency

(A)
A Material Company is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(B)	The value of the assets of any Material Company is less than its liabilities (taking into account contingent and prospective liabilities).

(C)	A moratorium is declared in respect of any indebtedness of any Material Company.

25.7	Insolvency proceedings

(A)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)
the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Material Company other than a solvent liquidation or reorganisation of any Material Company which is not an Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Material Company;

(iii)
the appointment of a liquidator (other than in respect of a solvent liquidation of a Material Company which is not an Obligor), receiver, administrative receiver, administrator, compulsory manager, viscount or other similar officer in respect of any Material Company or any of its assets;

(iv)	enforcement of any Security over any assets of any Material Company;

(v)	declaration of "en désastre" being made in respect of any assets of any Material Company; or

(vi)	the "bankruptcy" of a Material Company within the meaning of the Interpretation (Jersey) Law 1954,

or any analogous procedure or step is taken in any jurisdiction.

(B)
Notwithstanding paragraphs (A)(i) to (A)(vi) above, an Event of Default will occur under this Clause 25.7 only if, in the case of a petition being presented or an application made for the appointment of a liquidator or administrator or other similar officer, it is not discharged within 21 days.

25.8	Creditors' process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a Material Company which has an aggregate value of not less than US$ 10,000,000.

25.9	Ownership of the Obligors

An Obligor (other than the Parent Company) is not or ceases to be a Subsidiary of the Parent Company.

25.10	Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

25.11	Repudiation

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

25.12	Material adverse change

(A)
A material adverse change occurs in the business, operations, assets or financial condition of the Group, considered as a whole, which is likely to have a material adverse effect on the ability of the Obligors, taken as a whole, or the Parent Company to meet their respective payment obligations under this Agreement.

(B)
For the purpose of a determination in respect of paragraph (A) above, any litigation, arbitration, administrative or regulatory proceedings disclosed in the 10-Q and 10-K statements of the Parent Company most recently filed with the SEC prior to the date of this Agreement will be considered not to have a material adverse effect described under paragraph (A) above, and, for the avoidance of doubt, a product coming off patent or orphan designation in the normal course of its life cycle (including the financial effects thereof) shall not constitute a material adverse change under this Clause 25.12.

25.13	Clean-up Period

Notwithstanding any other provision of this Agreement, if, during any period (each, a "Clean-up Period") of three months from (and including) the date on which a member of the Group becomes the owner of record of the shares or other assets which are the subject of the Acquisition or any other acquisition after the date of this Agreement, any event or circumstance arises or becomes apparent which would otherwise constitute a Default or an Event of Default (other than under Clause 25.1 (Non-payment)) (a "Clean-up Default"), that Clean-up Default will not, during the relevant Clean-up Period:

(A)	constitute a Default or an Event of Default (or any other actual or potential breach of any term of this Agreement);

(B)	operate to prevent any Utilisation or the making of any Loan; or

(C)	allow any Finance Party to accelerate or take any other action contemplated by Clause 25.14 (Acceleration) or to take any enforcement action,

provided that the Clean-up Default:

(i)	is capable of remedy within the Clean-up Period and reasonable steps are taken to remedy it;

(ii)	relates to the target company or target undertaking of that acquisition or the Subsidiaries of such target company or target undertaking; and

(iii)	is not reasonably likely to have a Material Adverse Effect.

25.14	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing, the Agent may, and shall if so directed by the Majority Lenders, by notice to the Parent Company:

(A)	cancel the Total Commitments whereupon they shall immediately be cancelled;

(B)
declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(C)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders.

SECTION 9
CHANGES TO PARTIES

26.	CHANGES TO THE LENDERS

26.1	Assignments and transfers by the Lenders

Subject to this Clause 26, a Lender (the "Existing Lender") may:

(A)	assign any of its rights; or

(B)	transfer by novation any of its rights and obligations,

only to another bank or financial institution (the "New Lender).

26.2	Conditions of assignment or transfer

(A)	A transfer of part of a Commitment or the rights and obligations under this Agreement by an Existing Lender must be in a minimum amount of US$ 10,000,000.

(B)	The consent of the Parent Company is required for an assignment or transfer by an Existing Lender, unless:

(i)
the assignment or transfer is to another Lender or an Affiliate of a Lender, provided that, in the case of the assignment or transfer of any Available Commitment, such Lender or such Affiliate of a Lender is an Acceptable Bank; or

(ii)	at the time of the assignment or transfer, an Event of Default has occurred and is continuing.

(C)	(i)
Subject to paragraph (B) above, the consent of the Parent Company to an assignment or transfer must not be unreasonably withheld or delayed.  For the avoidance of doubt, it shall not be unreasonable for the Parent Company to withhold its consent in the event the proposed New Lender is not an Acceptable Bank.

(ii)
Subject to paragraph (B) above, the Parent Company will be deemed to have given its consent ten Business Days after the Existing Lender has requested it unless consent is expressly refused by the Parent Company within that time.

(D)
In the event an Existing Lender enters into an assignment or transfer without the consent of the Parent Company (if required pursuant to paragraph (B) above), such assignment or transfer shall be void and not be valid and effective towards the other Finance Parties and the Obligors.

(E)	An assignment will be effective only on:

(i)
receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender;

(ii)
performance by the Agent of all "know your customer" or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender; and

(iii)	entry by the New Lender into a Confidentiality Undertaking with the Parent Company.

(F)
A transfer will be effective only if the procedure set out in Clause 26.5 (Procedure for transfer) is complied with and if the New Lender has, prior to the Transfer Date, entered into a Confidentiality Undertaking with the Parent Company.

(G)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)
as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment (or increased payment) to the New Lender or Lender acting through its new Facility Office under Clause 15 (Tax gross-up and indemnities) or Clause 16 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is entitled to receive payment (or increased payment) under those Clauses only to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred, provided that this paragraph (G) shall not apply:

(y)	in respect of an assignment or transfer made in the ordinary course of Syndication; or

(z)
in relation to a payment which is required under Clause 15.2 (Tax gross-up), to a UK Treaty Lender that has included a confirmation of its scheme reference number and its jurisdiction of Tax residence in accordance with paragraph (J) of Clause 15.2 (Tax gross-up) if the Obligor making the payment has not submitted a form DTTP2 to HM Revenue & Customs in respect of that UK Treaty Lender, unless the relevant payment falls due before (or less than 10 Business Days after) the Company receives a copy of the Transfer Certificate or Assignment Agreement entered into or Increase Confirmation given by that UK Treaty Lender pursuant to Clause 26.7 (Copy of Assignment Agreement, Transfer Certificate or Increase Confirmation to Parent Company).

26.3	Assignment or transfer fee

Other than on Syndication, a New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$ 3,000.

26.4	Limitation of responsibility of Existing Lenders

(A)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(B)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)
has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)
will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(C)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 26 (Changes to Lenders); or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

26.5	Procedure for transfer

(A)
Subject to the conditions set out in Clause 26.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (C) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (B) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(B)
The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is reasonably satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(C)	Subject to Clause 26.9 (Pro rata interest settlement), on the Transfer Date:

(i)
to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the "Discharged Rights and Obligations");

(ii)
each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)
the Agent, the Arrangers, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a "Lender".

26.6	Procedure for assignment

(A)
Subject to the conditions set out in Clause 26.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (C) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The

Agent shall, subject to paragraph (B) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement

(B)
The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender

(C)	Subject to Clause 26.9 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement

(ii)
the Existing Lender will be released by each Obligor and the other Finance Parties from the obligations owed by it (the "Relevant Obligations") and expressed to be the subject of the release in the Assignment Agreement; and

(iii)	the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(D)
Lenders may utilise procedures other than those set out in this Clause 26.6 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 26.5 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 26.2 (Conditions of assignment or transfer).

26.7	Copy of Assignment Agreement, Transfer Certificate, Increase Confirmation to Parent Company

The Agent shall, as soon as reasonably practicable after it has executed an Assignment Agreement, Transfer Certificate or Increase Confirmation, send to the Parent Company (for itself and on behalf of each Obligor) a copy thereof.

26.8	Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 26 (Changes to the Lenders), each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(A)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank or any government authority, department or agency, including HM Treasury; and

(B)
in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)
release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security for the Lender as a party to any of the Finance Documents; or

(ii)
require any payments to be made by an Obligor other than or in excess of or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

26.9	Pro rata interest settlement

If the Agent has notified the Lenders and the Parent Company that it is able to distribute interest payments on a pro rata basis to Existing Lenders and New Lenders then in respect of any transfer pursuant to Clause 26.5 (Procedure for transfer) or any assignment pursuant to Clause 26.6 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(A)
any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("Accrued Amounts") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(B)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(i)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(ii)
the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 26.9, have been payable to it on that date, but after deduction of the Accrued Amounts.

27.	CHANGES TO THE OBLIGORS

27.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

27.2	Additional Borrowers

(A)
Subject to compliance with the provisions of paragraphs (C) and (D) of Clause 22.6 ("Know your customer" checks), the Parent Company may request that any of its Subsidiaries becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(i)	all the Lenders approve the addition of that Subsidiary (which approval is not to be unreasonably withheld);

(ii)	the Parent Company delivers to the Agent a duly completed and executed Accession Letter;

(iii)	the Parent Company confirms that no Default is continuing or will occur as a result of that Subsidiary becoming an Additional Borrower; and

(iv)
the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent, acting reasonably.

(B)
The Agent shall notify the Parent Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent).

27.3	Resignation of a Borrower

(A)	The Parent Company may request that a Borrower (other than the Parent Company) ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(B)	The Agent shall accept a Resignation Letter and notify the Parent Company and the Lenders of its acceptance if:

(i)	no Default is continuing or will result from the acceptance of the Resignation Letter (and the Parent Company has confirmed this is the case); and

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents,

whereupon that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents.

(C)	Upon becoming an Additional Borrower, that Subsidiary shall make any filings (and provide copies of such filings) as required by, and in accordance with, Clause 15.2 (Tax gross up).

27.4	Additional Guarantors

(A)
Subject to compliance with the provisions of paragraphs (C) and (D) of Clause 22.6 ("Know your customer" checks), the Parent Company may request that any of its Subsidiaries or, in the case of any Newco Scheme, the proposed Top Newco, become an Additional Guarantor. That Subsidiary or, as the case may be, Top Newco, shall become an Additional Guarantor if:

(i)	the Parent Company delivers to the Agent a duly completed and executed Accession Letter; and

(ii)
the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance reasonably satisfactory to the Agent.

(B)
The Agent shall notify the Parent Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it, acting reasonably) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent).

27.5	Repetition of representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary or, as the case may be, Top Newco, that the Repeating Representations and the representation in Clause 21.14 (Anti-corruption law) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

27.6	Resignation of a Guarantor

(A)	The Parent Company may request that a Guarantor (other than the Parent Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(B)
The Agent shall accept a Resignation Letter (whereupon that company shall cease to be a Guarantor and shall have no further rights or obligations as a Guarantor under the Finance Documents) and notify the Parent Company and the Lenders of its acceptance if:

(i)	no Default is continuing or will result from the acceptance of the Resignation Letter (and the Parent Company has confirmed this is the case); and

(ii)	all the Lenders have consented to the Parent Company's request.

SECTION 10
THE FINANCE PARTIES

28.	ROLE OF THE AGENT AND THE ARRANGERS

28.1	Appointment of the Agent

(A)	Each other Finance Party appoints the Agent to act as its agent under and in connection with the Finance Documents.

(B)
Each other Finance Party authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

28.2	Duties of the Agent

(A)	The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(B)
Without prejudice to Clause 26.7 (Copy of Assignment Agreement, Transfer Certificate, Increase Confirmation to Parent Company), paragraph (A) above shall not apply to any Assignment Agreement, Transfer Certificate or Increase Confirmation.

(C)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(D)
If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(E)
If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arrangers) under this Agreement it shall promptly notify the other Finance Parties.

(F)	The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

28.3	Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

28.4	No fiduciary duties

(A)	Nothing in this Agreement constitutes the Agent or any Arranger as a trustee or fiduciary of any other person.

(B)	Neither the Agent nor any Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

28.5	Business with the Group

The Agent or any Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

28.6	Rights and discretions of the Agent

(A)	The Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(B)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	any notice or request made by the Parent Company (other than a Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(C)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(D)	The Agent may act in relation to the Finance Documents through its personnel and agents.

(E)	The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(F)
Without prejudice to the generality of paragraph (E) above, the Agent may disclose the identity of a Defaulting Lender to the other Finance Parties and the Parent Company and shall disclose the same upon the written request of the Parent Company or the Majority Lenders.

(G)
Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor an Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(H)
Without prejudice to paragraph (B)(iii) of Clause 13.2 (Market disruption), the Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Agent by any Lender for the purpose of paragraph (A)(ii) of Clause 13.2 (Market disruption) or the identity of such Lender.

28.7	Majority Lenders' instructions

(A)	Unless a contrary indication appears in a Finance Document, the Agent shall

(i)
exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent); and

(ii)	not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(B)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(C)
The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with an amount in respect of any associated VAT) which it may incur in complying with the instructions.

(D)	In the absence of instructions from the Majority Lenders (or, if appropriate, the Lenders), the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(E)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

28.8	Responsibility for documentation

Neither the Agent nor any Arranger:

(A)
is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, an Arranger, an Obligor or any other person given in or in connection with any Finance Document or the Information Memorandum;

(B)	is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document; or

(C)
is responsible for any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

28.9	Exclusion of liability

(A)
Without limiting paragraph (B) below, the Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(B)
No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this paragraph (B) subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(C)
The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(D)
Nothing in this Agreement shall oblige the Agent or Arrangers to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arrangers.

28.10	Lenders' indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

28.11	Resignation of the Agent

(A)	The Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Parent Company.

(B)
Alternatively the Agent may resign by giving notice to the other Finance Parties and the Parent Company, in which case the Majority Lenders (after consultation with the Parent Company) may appoint a successor Agent.

(C)
If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (B) above within 30 days after notice of resignation was given, the retiring Agent (after consultation with the Parent Company) may appoint a successor Agent.

(D)
A retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(E)	The Agent's resignation notice shall only take effect upon the appointment of a successor.

(F)
Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 28. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(G)
The Agent shall resign in accordance with paragraph (B) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (C) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)
the Agent fails to respond to a request under Clause 15.7 (FATCA Information) and the Parent Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)
the information supplied by the Agent pursuant to Clause 15.7 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Parent Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) the Parent Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Parent Company or that Lender, by notice to the Agent, requires it to resign.

28.12	Replacement of the Agent

(A)
After consultation with the Parent Company, the Majority Lenders may, by giving 30 days' notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom).

(B)
The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(C)
The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 28 (Role of the Agent and the Arrangers) (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(D)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

28.13	Confidentiality

(A)
In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(B)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

28.14	Relationship with the Lenders

(A)
Subject to Clause 26.9 (Pro rata interest settlement), and without prejudice to Clause 28.19 (The Register), the Agent may treat the person shown in the Agent's record (including, for the avoidance of doubt, the Register) as Lender at the opening of business (in the place of the Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day.

(B)
Without prejudice to Clause 28.19 (The Register), any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 33.6 (Electronic communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 33.2 (Addresses) and paragraph (A)(iii) of Clause 33.6 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

28.15	Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and each Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(A)	the financial condition, status and nature of each member of the Group;

(B)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(C)
whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(D)
the adequacy, accuracy and/or completeness of the Information Memorandum and any other information provided by the Agent, any other Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

28.16	Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Parent Company) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

28.17	Agent’s management time

Any amount payable to the Agent under Clause 17.3 (Indemnity to the Agent), Clause 19 (Costs and expenses) and Clause 28.10 (Lenders' indemnity to the Agent) shall include the cost of utilising the Agent's extraordinary management time or other extraordinary resources not contemplated at the date of this Agreement (in connection with any Default, any request for or granting of a waiver or consent, or amendment to a Finance Document or the preservation or enforcement of any right arising under the Finance Documents) and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Parent Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 14 (Fees).

28.18	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28.19	The Register

The Agent, acting for these purposes solely as an agent of the Borrowers, will maintain (and make available for inspection by the Obligors and the Lenders upon reasonable prior notice at reasonable times) a register for the recordation of, and will record, the names and addresses of the Lenders and the respective amounts of the Commitments and Loans of each Lender from time to time (the “Register”).  The entries in the Register shall be conclusive and binding, absent manifest error, for all purposes and the Obligors, the Agent, the Lenders and each other Finance Party shall treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement.

29.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(A)	interfere with the right of any Finance Party to arrange its affairs (Tax or otherwise) in whatever manner it thinks fit;

(B)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(C)	oblige any Finance Party to disclose any information relating to its affairs (Tax or otherwise) or any computations in respect of Tax.

30.	SHARING AMONG THE FINANCE PARTIES

30.1	Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from an Obligor other than in accordance with Clause 31 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

(A)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Agent;

(B)
the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 31 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(C)
the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 31.6 (Partial payments).

30.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 31.6 (Partial payments).

30.3	Recovering Finance Party's rights

(A)
On a distribution by the Agent under Clause 30.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(B)
If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (A) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

30.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(A)
each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 30.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(B)
that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

30.5	Exceptions

(A)
This Clause 30 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(B)
A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)
that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 11
ADMINISTRATION

31.	PAYMENT MECHANICS

31.1	Payments to the Agent

(A)
On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(B)
Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

31.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 31.3 (Distributions to an Obligor), Clause 31.4 (Clawback) and Clause 28.18 (Deduction from amounts payable by the Agent) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

31.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 32 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

31.4	Clawback

(A)
Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(B)
If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

31.5	Impaired Agent

(A)
If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents (the "Paying Party") to the Agent in accordance with Clause 31.1 (Payments to each Agent) may instead either pay that amount direct to the required recipient or pay that amount to an interest-bearing account held with an Acceptable Bank and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the "Recipient Party" or "Recipient Parties"). In each case such payments must be made on the due date for payment under the Finance Documents.

(B)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Parties pro rata to their respective entitlements.

(C)
A Party which has made a payment in accordance with this Clause 31.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(D)
If a Lender makes a payment into a trust account pursuant to paragraph (A) above to which an Obligor is beneficially entitled, the Lender shall promptly notify the Parent Company.  Promptly upon request by the relevant Obligor, and to the extent that it has been provided with the necessary information by that Obligor, the Lender shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the relevant Obligor.

(E)
Promptly upon the appointment of a successor Agent in accordance with Clause 28.12 (Replacement of the Agent), and without prejudice to paragraph (D)  above, each Paying Party shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution to the Recipient Parties in accordance with Clause 31.2 (Distributions by the Agent).

31.6	Partial payments

(A)
If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and each Arranger under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(B)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (A)(i) to (A)(iv) above.

(C)	Paragraphs (A) and (B) above will override any appropriation made by an Obligor.

31.7	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

31.8	Business Days

(A)
Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(B)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

31.9	Currency of account

(A)	Subject to paragraphs (B) to (E) below, US Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(B)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(C)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(D)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(E)	Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

31.10	Change of currency

(A)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)
any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Parent Company); and

(ii)
any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(B)
If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Parent Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

32.	SET-OFF

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

33.	NOTICES

33.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

33.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(A)	in the case of the Parent Company, the Obligors’ Agent and each other Original Obligor, that identified with its name below;

(B)	in the case of each Original Lender, that identified with its name below;

(C)	in the case of each other Lender and any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(D)	in the case of the Agent, that identified with its name below,

or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

33.3	Delivery

(A)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

(B)
Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(C)	All notices from or to an Obligor shall be sent through the Agent.

(D)	Any communication or document made or delivered to the Parent Company in accordance with this Clause 33 (Notices) will be deemed to have been made or delivered to each of the Obligors.

33.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 33.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

33.5	Communication when the Agent is an Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent (if and to the extent that the same is required pursuant to the terms of this Agreement), communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed unless such replacement Agent becomes an Impaired Agent.

33.6	Electronic communication

(A)
Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent and the relevant Lender:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(B)
Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

33.7	English language

(A)	Any notice given under or in connection with any Finance Document must be in English.

(B)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33.8	USA Patriot Act

Each Lender that is subject to the requirements of the USA Patriot Act hereby notifies each Obligor that, pursuant to the requirements of the USA Patriot Act, such Lender is required to obtain, verify and record information that identifies such Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender to identify such Obligor in accordance with the USA Patriot Act.

34.	CALCULATIONS AND CERTIFICATES

34.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

34.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest or proven error, prima facie evidence of the matters to which it relates.

34.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

35.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

37.	AMENDMENTS AND WAIVERS

37.1	Required consents

(A)
Subject to Clause 37.2 (Exceptions) and Clause 37.4 (Exclusion of Commitments of Defaulting Lender) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(B)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 37 (Amendments and waivers).

37.2	Exceptions

(A)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	an increase in or an extension of any Commitment;

(v)	a change to the Borrowers or Guarantors other than in accordance with Clause 27 (Changes to the Obligors);

(vi)	any provision which expressly requires the consent of all the Lenders;

(vii)	Clause 2.3 (Finance Parties' rights and obligations), Clause 26 (Changes to the Lenders) or this Clause 37 (Amendments and waivers); or

(viii)	the nature or scope of the guarantee and indemnity granted by the Parent Company (and any Newco, if applicable) under Clause 20 (Guarantee and indemnity).

shall not be made without the prior consent of all the Lenders. This provision is subject to Clause 37.3 (Disenfranchisement of Defaulting Lenders) and Clause 37.4 (Exclusion of Commitments of Defaulting Lender).

(B)	An amendment or waiver which relates to the rights or obligations of the Agent or an Arranger may not be effected without the consent of the Agent or that Arranger (as applicable).

37.3	Disenfranchisement of Defaulting Lenders

(A)
Subject to paragraph (C) below, for so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or whether any given percentage (including, without limitation, unanimity) of the Total Commitments or whether the approval of all Lenders has been obtained in relation to any request for a consent, waiver, amendment or other vote under the Finance Documents:

(i)	that Defaulting Lender's Commitments will be reduced by the amount of its Available Commitments; and

(ii)	that Defaulting Lender will not be treated as a Lender for the purposes of paragraph (A) of Clause 37.2 (Exceptions) if it has no participation in an outstanding Loan.

(B)	Subject to paragraph (C) below, for the purposes of this Clause 37.3, the Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Agent that it has become a Defaulting Lender;

(ii)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of "Defaulting Lender" has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

(C)
For the avoidance of doubt nothing in this Clause 37.3 or otherwise shall relieve, reduce or affect any obligation of a Defaulting Lender under Clause 30 (Sharing among the Finance Parties) or any other obligation owed by such Defaulting Lender to a Finance Party and the Commitments, and participations in any Loan, of a Defaulting Lender shall not be reduced or excluded for the purposes of any calculation to that extent.

37.4	Exclusion of Commitments of Defaulting Lender

Subject to paragraph (C) of Clause 37.3 (Disenfranchisement of Defaulting Lenders), if any Defaulting Lender fails to respond to a request for a consent, waiver, amendment of or in relation to any of the terms of any Finance Document or other vote of Lenders under this Agreement within five Business Days (or any longer period for response expressly stipulated by the Parent Company in or in relation to the relevant consent, waiver or amendment request ) of that request being made:

(A)
its Commitment shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of the Total Commitments has been obtained to approve that request; and

(B)	it will not count as a Lender for the purposes of Clause 37.2 (Exceptions).

37.5	Replacement of Defaulting Lender

(A)	The Parent Company may, at any time a Lender has become and continues to be a Defaulting Lender, by giving not less than five Business Days' prior written notice to the Agent and such Lender:

(i)
replace such Lender by requiring such Lender to (and to the extent permitted by law such Lender shall) transfer (and, as applicable, procure the transfer of) pursuant to and in accordance with Clause 26 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement;

(ii)
require such Lender to (and to the extent permitted by law such Lender shall) transfer (and, as applicable, procure the transfer of) pursuant to Clause 26 (Changes to the Lenders) all (and not part only) of the undrawn Commitment of the Lender; or

(iii)
require such Lender to (and to the extent permitted by law such Lender shall) transfer (and, as applicable, procure the transfer of) pursuant to Clause 26 (Changes to the Lenders) all (and not part only) of its rights and obligations in respect of the Facilities, to a Lender or other bank, financial institution, trust, fund or other entity (a "Replacement Lender") selected by the Parent Company, and which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Lender in accordance with Clause 26 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender's participation in the outstanding Utilisations and all accrued interest (to the extent that the Agent has not given a notification under Clause 26.9 (Pro-rata interest settlement) Break Costs and other amounts payable thereto under the Finance Documents, or such other purchase price as may be agreed by the Defaulting Lender with the Replacement Lender and the Parent Company.

(B)
Each Lender hereby instructs the Agent to execute on its behalf any Transfer Certificate which is required to give effect to the terms of this Clause if that Lender is a Defaulting Lender due to the occurrence of an Insolvency Event.

(C)	Any transfer of rights and obligations of a Defaulting Lender pursuant to this Clause shall be subject to the following conditions:

(i)	the Parent Company shall have no right to replace the Agent;

(ii)	neither the Agent nor the Defaulting Lender shall have any obligation to the Parent Company to find a Replacement Lender; and

(iii)	in no event shall the Defaulting Lender be required to pay or surrender to such Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents.

37.6	Replacement of Non-Consenting Lender

(A)	If at any time any Lender becomes a Non-Consenting Lender (as defined in paragraph (C) below), then the Parent Company may, on five Business Days prior written notice to the Agent and such Lender:

(i)	cancel the Commitment of the Non-Consenting Lender at the next interest payment date; or

(ii)
require such Lender to (and such Lender shall) transfer pursuant to Clause 26 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to another Lender (a "Replacement Lender") which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender's participations on the same basis as the transferring Lender) in accordance with Clause 26 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender's participation in the outstanding Utilisations and all accrued interest, Break Costs and other amounts payable in relation thereto under the Finance Documents.

(B)	The replacement of a Lender pursuant to this Clause 37.6 shall be subject to the following conditions:

(i)	the Parent Company shall have no right to replace the Agent;

(ii)	neither the Agent nor the Lender shall have any obligation to the Parent Company to find a Replacement Lender;

(iii)
in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than ten Business Days after the date the Non-Consenting Lender notifies the Parent Company and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Parent Company; and

(iv)	in no event shall the Lender replaced under this Clause 37.6 be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents.

(C)	In the event that:

(i)	the Parent Company or the Agent (at the request of the Parent Company) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)	the waiver or amendment in question requires the consent of all the Lenders; and

(iii)
Lenders whose Commitments aggregate 85 per cent. or more of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated 85 per cent. or more of the Total Commitments prior to that reduction) have consented to such waiver or amendment, then any Lender who has declined or failed to consent or provide approval by the later of (a) the date nominated by the Agent in the request to the Lenders as a deadline for response, and (b) three Business Days after such 85 per cent. Lender approval or consent has been received, shall be deemed a "Non-Consenting Lender".

37.7	No split voting

In relation to any consent or exercise of discretion in connection with any waiver, amendment or otherwise by any Lender under or in connection with a Finance Document, such Lender shall only be entitled to a single vote representing, as the case may be, its Commitment and/or participations in the Loans and shall not be entitled to split such vote.

38.	CONFIDENTIALITY

38.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 38.2 (Disclosure of Confidential Information) and Clause 38.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

38.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(A)
to any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall reasonably consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (A) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(B)	to any person:

(i)
to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person's Affiliates, Representatives and professional advisers;

(ii)
with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Representatives and professional advisers;

(iii)
appointed by any Finance Party or by a person to whom paragraph (i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (B) of Clause 28.14 (Relationship with the Lenders));

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (i) or (ii) above;

(v)
to whom and to the extent that information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 26.8 (Security over Lenders' rights);

(vii)
to whom and to the extent that information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes concerning the Finance Documents;

(viii)	who is a Party; or

(ix)	with the prior written consent of the Parent Company;

in each case, such Confidential Information as that Finance Party shall reasonably consider appropriate if:

(a)
in relation to paragraphs (i), (ii) and (iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(b)
in relation to paragraph (iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(c)
in relation to paragraphs (v), (vi) and (vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that in the case of paragraph (v) only there shall be no requirement to so inform if, in the reasonable opinion of that Finance Party, it is not practicable so to do in the circumstances; and

(C)
to any person appointed by that Finance Party or by a person to whom paragraph (B)(i) or paragraph (B)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including, without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (C) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Parent Company and the relevant Finance Party; and

(D)
to any rating agency (including its professional advisers), such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents.

38.3	Disclosure to numbering service providers

(A)
Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Obligors the following information:

(i)	names of Obligors;

(ii)	country of domicile of Obligors;

(iii)	place of incorporation of Obligors;

(iv)	date of this Agreement;

(v)	the names of the Agent and the Arrangers;

(vi)	date of each amendment and restatement of this Agreement;

(vii)	amount of Total Commitments;

(viii)	currency of the Facilities;

(ix)	type of Facilities;

(x)	ranking of Facilities;

(xi)	Maturity Date;

(xii)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xi) above; and

(xiii)	such other information agreed between such Finance Party and the Parent Company to be disclosable expressly for the purposes of this Clause 38.3,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(B)
The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of the numbering service provider.

(C)	The Agent shall notify the Parent Company and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facilities and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facilities and/or one or more Obligors by such numbering service provider.

(D)	Each Obligor represents that none of the information set out in paragraphs (A)(i) to (A)(xiii) above is, nor will at any time be, unpublished price sensitive information.

38.4	Entire agreement

This Clause 38 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

38.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

38.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Parent Company:

(A)
in advance of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (B)(v) (except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function) and paragraph (B)(vii), in each case of Clause 38.2 (Disclosure of Confidential Information); and

(B)	promptly upon becoming aware that Confidential Information has been disclosed in breach of this Clause 38 (Confidentiality).

38.7	Continuing obligations

The obligations in this Clause 38 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 24 months from the earlier of:

(A)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(B)	the date on which such Finance Party otherwise ceases to be a Finance Party.

39.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 12
GOVERNING LAW AND ENFORCEMENT

40.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

41.	ENFORCEMENT

41.1	Jurisdiction

(A)
The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of or any non-contractual obligation arising out of or in connection with this Agreement) (a "Dispute").

(B)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

41.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(A)	irrevocably appoints the Obligors’ Agent as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(B)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned,

and the Obligors' Agent hereby accepts such appointment on the terms of this Clause 41.2.

41.3	Waiver of jury trial

Each of the Parties to this Agreement irrevocably waives trial by jury in any action or proceeding with respect to this Agreement or any of the Finance Documents.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
THE ORIGINAL PARTIES

PART I
THE ORIGINAL OBLIGORS

The Original Borrowers	Registration number (or equivalent, if any)	Country / state of incorporation
Shire PLC	99854	Jersey
Shire Global Finance	05418960	England and Wales

The Original Guarantor	Registration number (or equivalent, if any)	Country / state of incorporation
Shire PLC	99854	Jersey

PART II
THE ORIGINAL LENDERS

Name of Original Lender	Facility A Commitment (US$)	Facility B Commitment (US$)	Facility Office	Treaty Passport scheme reference number and jurisdiction of tax residence (if applicable)	UK Non-Bank Lender?
Morgan Stanley Bank International Limited	856,666,667	403,333,333	London	Not applicable	No
Morgan Stanley Bank, N.A.	893,333,333	446,666,667	Salt Lake City	13/M/307216/DTTP USA	No
Total Commitments	1,750,000,000	850,000,000

SCHEDULE 2
CONDITIONS PRECEDENT

PART I(A)
CONDITIONS PRECEDENT TO INITIAL UTILISATION

1.	Original Obligors

(a)	A copy of the constitutional documents of each Original Obligor.

(b)	A copy of a resolution of the board of directors (or a duly appointed committee of the board of directors) of:

(i)	each Original Obligor (other than the Parent Company):

(A)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(B)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(C)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(ii)
in the case of the Parent Company, resolving in writing to delegate all powers, authorities and discretions of the Parent Company in relation to the negotiation and entry into this Agreement and all documents and matters related, ancillary or incidental thereto, to a named delegate, with full powers of sub-delegation, and confirming that signature of any document by such delegate constitutes conclusive evidence of its approval by him (together with, in the case of any such sub-delegation, written confirmation by the delegate of such sub-delegation to a named sub-delegate or sub-delegates, and confirming that signature of any document by such sub-delegate constitutes conclusive evidence of its approval by him).

(c)	An extract from a resolution of the board of directors of each Original Obligor evidencing due appointment of the committee of the board of directors referred to in paragraph (b) above, if applicable.

(d)	A specimen of the signature of each person authorised by the resolutions referred to in paragraph (b) above.

(e)
A certificate of the Parent Company (signed by a director or other authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Original Obligor to be exceeded.

(f)
A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 (Conditions precedent) is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.	Legal opinions

(a)	A legal opinion of Linklaters LLP, legal advisers to the Arrangers and the Agent in England.

(b)	A legal opinion of Ogier, legal advisers to the Arrangers and the Agent in Jersey.

3.	Other documents and evidence

(a)	Duly executed Fee Letters, Syndication Letter and this Agreement.

(b)	Evidence that any agent for service of process referred to in Clause 41.2 (Service of process), if not an Original Obligor, has accepted its appointment.

(c)	The Original Financial Statements and interim financial statements of the Parent Company.

(d)
Evidence that the fees, costs and expenses then due from the Parent Company pursuant to Clause 14 (Fees) and Clause 19 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

(e)	Any information that is requested by a Finance Party (acting reasonably) to ensure compliance with applicable "know your customer" requirements.

(f)
A copy of any other Authorisation or other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable (if it has notified the Parent Company accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

4.	Acquisition information

A certified copy of the duly executed Acquisition Documents (except the Certificate of Merger which shall be provided in the agreed form), including an abridged post-Acquisition group structure chart showing the Company, each Obligor and each holding company of an Obligor and a sources and uses statement in a form and substance satisfactory to the Arrangers, acting reasonably.

PART I(B)
FURTHER CONDITION PRECEDENT TO INITIAL UTILISATION

1.	A certificate of an authorised signatory of the Obligors’ Agent certifying that:

(a)
neither the Tender Offer nor the Acquisition Agreement has been amended, waived or otherwise modified to increase the price per Target Share payable in the Merger or Tender Offer or otherwise to increase the consideration payable to the holders of the Target Shares in connection with the transactions contemplated by the Acquisition Agreement, in each case, other than in accordance with Clause 24.10 (Conduct of the Acquisition);

(b)
no other amendments, modifications or waivers (including, without limitation, any amendments to, or waivers of, any of the conditions to the consummation of the Merger or the Tender Offer) have been made to the Acquisition Agreement or the Tender Offer, other than in accordance with Clause 24.10 (Conduct of the Acquisition); and

(c)	Acquisition CP Satisfaction has occurred.

PART II
CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN ADDITIONAL OBLIGOR

1.	An Accession Letter, duly executed by the Additional Obligor and the Parent Company.

2.	A copy of the constitutional documents of the Additional Obligor.

3.	A copy of a resolution of the board of directors (or a duly appointed committee of the board of directors) of the Additional Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

(b)	authorising a specified person or persons to execute the Accession Letter on its behalf; and

(c)
authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents.

4.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

5.
A certificate of the Additional Obligor (signed by a director or other authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the total commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

6.
A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 (Conditions precedent) is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

7.
A copy of any other authorisation or other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

8.	If available, the latest audited financial statements of the Additional Obligor.

9.	A legal opinion of Linklaters LLP, legal advisers to the Arrangers and the Agent in England.

10.
If the Additional Obligor is incorporated in a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Arrangers and the Agent or the Parent Company, as the case may be, in the jurisdiction in which the Additional Obligor is incorporated.

11.	If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the agent for service of process specified in Clause 41.2

(Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

12.	Any information that is requested by a Finance Party (acting reasonably) to ensure compliance with applicable “know your customer” requirements.

SCHEDULE 3
REQUESTS

PART I
UTILISATION REQUEST

From:	[Borrower]/[[Parent Company]/[Obligors’ Agent] on behalf of [Borrower] as Borrower]]

To:	[●] as Agent

Dated:

Dear Sirs

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013 (the "Agreement")

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)

Facility to be Utilised:	Facility [A/B]

Currency of Loan:	US Dollars

Amount:	[ ] or, if less, the Available Facility

Interest Period	[ ]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) of the Agreement is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

[6.	We confirm that the Loan to which this Utilisation Request relates is to be utilised for the purpose set out in paragraph (A)(ii) of Clause 3.1 (Purpose) of the Agreement.]

Yours faithfully

…………………………………
Authorised signatory for

[Name of relevant Borrower]/
[[Parent Company]/[Obligors’ Agent] on behalf of [Borrower] as Borrower]]

PART II
SELECTION NOTICE

From:	[Borrower]/[[Parent Company]/[Obligors’ Agent] on behalf of [Borrower] as Borrower]]

To:	[●] as Agent

Dated:

Dear Sirs

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013 (the "Agreement")

1.	We refer to the Agreement. This is a Selection Notice. Terms defined in the Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.	We refer to the following Loan[s] with an Interest Period ending on [ ].

3.	We request that the next Interest Period for the above Loan[s] is [ ].

4.	This Selection Notice is irrevocable.

Yours faithfully

.....................................
Authorised signatory for
[Name of relevant Borrower]/
[[Parent Company]/[Obligors’ Agent] on behalf of [Borrower] as Borrower]]

SCHEDULE 4

PART I
FORM OF ASSIGNMENT AGREEMENT

To:	[●] as Agent

[       ] as the Parent Company, for and on behalf of each Obligor

From:	[the Existing Lender] (the “Existing Lender”) and [the New Lender] (the “New Lender”)

Dated:

Shire PLC - US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013 (the “Agreement”)

1.
We refer to the Agreement.  This is an Assignment Agreement.  Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2.	We refer to Clause 26.6 (Procedure for assignment).

(a)
The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitments and participations in Loans under the Agreement as specified in the Schedule.

(b)
The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitments and participations in Loans under the Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3.	The proposed Transfer Date is [ ].

4.	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5.	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

6.	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (C) of Clause 26.4 (Limitation of responsibility of Existing Lenders).

7.	The New Lender confirms that it is:

(a)	[not] a UK Qualifying Lender and [not] an Irish Qualifying Lender; and

(b)	[a Treaty Lender with respect to [the United Kingdom] [and] [Ireland [and, in the case of the latter, that it is a Treaty Lender which is not otherwise an Irish Qualifying Lender]]].1

8.	The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom Tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.2

9.	The New Lender confirms that it is not a Defaulting Lender.

10.	The New Lender confirms that it is [not]3 an Acceptable Bank.

11.
[The New Lender confirms that it is a UK Treaty Lender that holds a passport under the HMRC DT Treaty Passport Scheme (reference number [         ]), so that interest payable to it by a UK Borrower is generally subject to full exemption from UK withholding tax and its jurisdiction of Tax residence is [          ] and notifies the Parent Company that:

(a)
each UK Borrower which is a Party as a UK Borrower as at the Transfer Date must, to the extent that the New Lender becomes a Lender under the Facility which is made available to that Borrower pursuant to Clause 2 (The Facility) of

1   Delete/amend as applicable.  Note that, pursuant to paragraph (C) of Clause 15.2 (Tax gross-up), the New Lender must confirm whether it is a UK Qualifying Lender and an Irish Qualifying Lender and whether it is a Treaty Lender with respect to the UK and Ireland (and, in the case of the latter, whether it is a Treaty Lender which is not otherwise an Irish Qualifying Lender).

2   Include if New Lender comes within paragraph (a)(iii) of the definition of Qualifying Lender in Clause 15.1(A) (Definitions).

3   Include/delete as applicable.

the Agreement, make an application to HM Revenue & Customs under form DTTP2 in accordance with paragraph (K)(i) of Clause 15.2 (Tax gross-up); and

(b)
each Additional Borrower which is a UK Borrower and which becomes an Additional Borrower after the Transfer Date must make an application to HM Revenue & Customs under form DTTP2 in accordance with paragraph K(ii) of Clause 15.2 (Tax gross-up).4

12.
This Assignment Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 26.7 (Copy of Assignment Agreement, Transfer Certificate, Increase Confirmation to Parent Company), to the Parent Company (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

13.	The Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

14.	This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

15.	This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

4   This confirmation must be included if the New Lender holds a passport under the HMRC DT Treaty Passport Scheme and wishes that scheme to apply to this Agreement.  A copy of the Assignment Agreement must be sent to the Parent Company at the same time as the Agent.

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility office address, email address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

Branch: [ ]	Branch MEI: [ ]

By:	By:

This Assignment Agreement is accepted by the Agent and the Transfer Date is confirmed as [   ].

Signature of this Assignment Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to herein, which notice the Agent receives on behalf of each Finance Party.

[Agent]

Agent MEI: [  ]

By:

SCHEDULE 4

PART II
FORM OF TRANSFER CERTIFICATE

To:	[●] as Agent

[            ] as the Parent Company, for and on behalf of each Obligor

From:	[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013 (the "Agreement")

1.
We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 26.5 (Procedure for transfer) of the Agreement:

(a)
The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 26.5 (Procedure for transfer) of the Agreement.

(b)	The proposed Transfer Date is [ ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) of the Agreement are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (C) of Clause 26.4 (Limitation of responsibility of Existing Lenders) of the Agreement.

4.	The New Lender confirms that it is:

(a)	[not] a UK Qualifying Lender and [not] an Irish Qualifying Lender; and

(b)	[a Treaty Lender with respect to [the United Kingdom] [and] [Ireland [and, in the case of the latter, that it is a Treaty Lender which is not otherwise an Irish Qualifying Lender]]].5

5.	The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom Tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.6

6.	The New Lender confirms that it is not a Defaulting Lender.

7.	The New Lender confirms that it is [not]7 an Acceptable Bank.

8.
[The New Lender confirms that it is a UK Treaty Lender that holds a passport under the HMRC DT Treaty Passport Scheme (reference number [         ]), so that interest payable to it by a UK Borrower is generally subject to full exemption from UK withholding tax and its jurisdiction of Tax residence is [          ] and notifies the Parent Company that:

(a)
each UK Borrower which is a Party as a UK Borrower as at the Transfer Date must, to the extent that the New Lender becomes a Lender under the Facility which is made available to that Borrower pursuant to Clause 2 (The Facility) of

5   Delete/amend as appropriate.  Note that, pursuant to paragraph (C) of Clause 15.2 (Tax gross-up), the New Lender must confirm whether it is a UK Qualifying Lender and an Irish Qualifying Lender and whether it is a Treaty Lender with respect to the UK and Ireland (and, in the case of the latter, whether it is a Treaty Lender which is not otherwise an Irish Qualifying Lender).

6   Include if New Lender comes within paragraph (a)(iii) of the definition of Qualifying Lender in Clause 15.1(A) (Definitions).

7   Include/delete as applicable.

the Agreement, make an application to HM Revenue & Customs under form DTTP2 in accordance with paragraph (K)(i) of Clause 15.2 (Tax gross-up); and

(b)
each Additional Borrower which is a UK Borrower and which becomes an Additional Borrower after the Transfer Date must make an application to HM Revenue & Customs under form DTTP2 in accordance with paragraph (K)(ii) of Clause 15.2 (Tax gross-up).8

9.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

10.	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

8   This confirmation must be included if the New Lender holds a passport under the HMRC DT Treaty Passport Scheme and wishes that scheme to apply to this Agreement.  A copy of the Transfer Certificate must be sent to the Parent Company at the same time as the Agent.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, email address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

Branch: [ ]	Branch: [ ]

Branch MEI: [ ]	Branch MEI: [ ]

By:	By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [           ].

[Agent]

Agent MEI: [  ]

By:

SCHEDULE 5
FORM OF ACCESSION LETTER

To:	[●] as Agent

From:	[Subsidiary] [Top Newco] and [Parent Company]/[Obligors’ Agent] on behalf of [Subsidiary] [Top Newco] and [Parent Company]]

Dated:

Dear Sirs

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013  (the "Agreement")

1.	We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.
[Subsidiary] [Top Newco] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the Terms of the Agreement as an Additional [Borrower]/[Guarantor] pursuant to Clause [27.2 (Additional Borrowers)]/[Clause 27.4 (Additional Guarantors)] of the Agreement. [Subsidiary] [Top Newco] is a company duly incorporated under the laws of [name of relevant jurisdiction].

3.	[Subsidiary's] [Top Newco’s] administrative details are as follows:

Address:

Fax No:

Attention:

4.	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[5.	This [Guarantor] Accession Letter is entered into by a deed.]

[[Parent Company]	[[Subsidiary] [Top Newco]

By:]	By:]

SCHEDULE 6
FORM OF RESIGNATION LETTER

To:	[●] as Agent

From:	[resigning Obligor] and [Parent Company]/[Obligors’ Agent] on behalf of [resigning Obligor] and [Parent Company]]

Dated:

Dear Sirs

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013  (the "Agreement")

1.	We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.
Pursuant to [Clause 27.3 (Resignation of a Borrower)]/[Clause 27.6 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Agreement.

3.	We confirm that:

(a)	no Default is continuing or will result from the acceptance of this Resignation Letter; and

(b)	[ ].

4.	This Resignation Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[[Parent Company]	[[resigning Obligor]

By:]	By:]

[or]

[[Obligors' Agent] on behalf of [resigning Obligor] and [Parent Company]

By:]

SCHEDULE 7
FORM OF COMPLIANCE CERTIFICATE

To:	[●] as Agent

From:	[Parent Company]

Dated:

Dear Sirs

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013 (the "Agreement")

1.
We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that:

[Insert details of financial covenants and whether the Parent Company is in compliance with those covenants]

3.	[We confirm that no Default is continuing.]

4.	We confirm that the ratio of Net Debt to EBITDA is [ ]:1.

Signed:.……………………..	Signed:.……………………..
Authorised signatory	Authorised signatory
of	of

[Parent Company]	[Parent Company]

SCHEDULE 8
EXISTING SECURITY

Name of member of the Group	Security	Total Principal Amount of Indebtedness Secured
Pharma International Insurance Limited	Collateral against letters of credit	US$ 5,000,000

SCHEDULE 9
EXISTING LOANS

Name of member of the Group	Loan	Total Principal Amount of Existing Loans
None

SCHEDULE 10
EXISTING FINANCIAL INDEBTEDNESS

Name of member of the Group	Financial Indebtedness	Total Principal Amount of Existing Financial Indebtedness
Pharma International Insurance Limited	Counter indemnity obligations related to bank issued letters of credit	US$ 5,000,000
Shire Italy S.p.A.	Counter indemnity obligations related to bank issued guarantees
Shire HGT Inc.	US property capital lease	US$ 7,763,000

SCHEDULE 11
FORM OF CONFIDENTIALITY UNDERTAKING

CONFIDENTIALITY AGREEMENT

DATED:

PARTIES:

(1)	[ ] ("Discloser"); and

(2)	[ ] ("Recipient").

RECITALS:

The Discloser is willing to disclose to the Recipient and the Recipient wishes to receive certain Confidential Information (as defined below) for the Purpose (as defined below) on the terms and conditions set out in this Agreement.

OPERATIVE PROVISIONS:

1.	DEFINITIONS

1.2	In this Agreement:

“Affiliates”
means any company or other entity which directly or indirectly controls, is controlled by or is under common control with a Party, where 'control' means the ownership of more than 50 per cent. of the issued share capital or other equity interest or the legal power to direct or cause the direction of the general management and policies of such Party, company or other entity;

“Confidential Information”
means all information, data and any other material relating to Shire's and its Affiliates' business, projects or products, being information:

(i)        disclosed by the Discloser or its Representatives to the Recipient or its Representatives or acquired directly or indirectly from the Discloser or its Representatives by the Recipient or its Representatives in each case for the purposes of or in connection with the Purpose and whether in written, electronic, oral, visual or other form;

(ii)       generated by way of any analysis, compilations, data studies or other documents prepared by the Recipient or its Representatives containing, reflecting or based in whole or in part on information referred to in (i) above; and

(iii)     regarding the existence, nature or status of any discussions between the Parties or their Representatives with respect to the Purpose, including the existence and terms of this Agreement;

Confidential Information shall not include information, data and any other material that:

(a)      is public knowledge at the time of disclosure under this Agreement or which subsequently becomes public knowledge (other than as a result of a breach of this Agreement or other fault on the part of the Recipient or its Representatives); or

(b)      was lawfully in the possession of the Recipient or its Representatives prior to its disclosure under this Agreement or which subsequently comes into its or their possession from a third party (to the best of its or their knowledge having made due enquiry, otherwise than in breach of any obligation of confidentiality owed to the Discloser or its Representatives, either directly or indirectly);

“Party” and “Parties”	means respectively the Discloser or the Recipient or, as the case may be, both such parties;
“Purpose”	means the use of the Confidential Information to allow [the Parties to discuss the possibility of the Recipient acquiring] / [the Recipient to acquire] an interest in a financial facility to Shire;
“Representatives”	means the Affiliates of each Party and the directors, officers, employees, agents, representatives, attorneys and advisors of each Party and each Party's Affiliates; and
“Shire”	means Shire PLC, a company incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 99854.

1.2	In this Agreement, unless the context otherwise requires:

(A)	references to "persons" includes individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(B)	the headings are inserted for convenience only and do not affect the construction of the Agreement;

(C)	references to one gender includes both genders; and

(D)	a "Party" includes references to that party's successors and permitted assigns.

2.	USE AND NON-DISCLOSURE

2.1
Subject to the terms of this Agreement, in consideration of the disclosure of the Confidential Information by or on behalf of the Discloser to the Recipient or its Representatives, the Recipient undertakes:

(A)	not to use the Confidential Information nor allow it to be used by its Representatives for any purpose other than the Purpose and to cease to use it upon request by the Discloser;

(B)
to treat and maintain the Confidential Information in strict confidence and not to directly or indirectly communicate or disclose it in any way to any other person without the Discloser's express prior written consent, except to such of the Recipient's Representatives who reasonably require access to the Confidential Information for the Purpose and who are notified of the terms of this Agreement and who owe a duty of confidence to the Recipient in respect the Confidential Information;

(C)
to assume responsibility and liability for any breach of the terms of this Agreement by any of the Recipient's Representatives (or actions which would amount to such a breach if the same were party to this Agreement) who have access to the Confidential Information; and

(D)
to take all reasonable measures and appropriate safeguards commensurate with those which the Recipient employs for the protection of its confidential information (and to procure that all such steps are taken by its Representatives) to maintain the confidentiality of the Confidential Information, to copy the Confidential Information only to the extent reasonably necessary to achieve the Purpose and not to permit unsupervised copying of the Confidential Information.

2.2	No disclosure or announcement to any third party of the Confidential Information may be made by the Recipient or on its behalf except where:

(A)	such disclosure is compelled by a court of law, statute, regulation or securities exchange;

(B)	the Discloser has, where practicable, been given sufficient written notice in advance to enable it to seek protection or confidential treatment of such Confidential Information; and

(C)	such disclosure is limited to the extent actually so required.

3.	RIGHTS TO CONFIDENTIAL INFORMATION

3.1
The Recipient acknowledges that nothing in this Agreement is intended to amount to or implies any transfer, licence or other grant of rights in relation to the Confidential Information or any other patents, design rights, trade marks, copyrights or other intellectual property rights owned or used by the Discloser.

3.2
The Discloser and its Representatives give no warranty as to the completeness, sufficiency or accuracy of the Confidential Information and accept no liability howsoever arising from the Recipient's or its Representatives' use of the Confidential Information. Accordingly, neither the Discloser nor its Representatives shall be liable for any direct, indirect or consequential loss or damage suffered by any person howsoever arising, whether in contract or tort, as a result of relying on any statement contained in or omitted from the Confidential Information. For the avoidance of doubt this clause is without prejudice to the express terms of any agreement entered into by the Discloser and/or its Representatives in connection with the Purpose.

3.3
Nothing in this Agreement shall be or be construed as being an agreement between the Parties or any of their respective Affiliates to enter into any arrangement or further agreement relating to the subject matter of this Agreement, any such arrangement or agreement being the subject of separate negotiations.

3.4
The Recipient acknowledges and agrees that all Confidential Information and all copies thereof shall be and remain the exclusive property of the Discloser. The Recipient shall or shall procure, on the Discloser's request and at the Discloser's option, either the destruction or return of the Confidential Information, without retaining any copies, extracts or other reproductions in whole or in part thereof other than to the extent required to be retained for legal or regulatory purposes (in respect of which the Recipient shall remain under an ongoing duty of confidence). On the Discloser's request, all Confidential Information comprising analyses, compilations, data studies or other documents prepared by the Recipient or its Representatives containing or based in whole or in part on the Confidential Information received from the Discloser or reflecting the Recipient's view of such Confidential Information shall be destroyed by the Recipient save to the extent required to be retained for legal or regulatory purposes (in respect of which the Recipient shall remain under an ongoing duty of confidence). Upon request, such return and/or destruction shall be certified in writing to the Discloser by an authorised officer of the Recipient supervising such destruction or return.

4.	REMEDIES

Due to the proprietary nature of the Confidential Information, the Parties understand and agree that the Discloser or its Affiliates may suffer irreparable harm in the event that the Recipient fails to comply with any of the obligations contained herein and that monetary damages alone may not be an adequate remedy to compensate the Discloser or its Affiliates for such breach. Accordingly, the Parties agree that the Discloser or any of its Affiliates, as appropriate, shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of the obligations contained in this Agreement.

5.	DURATION

The term of this Agreement shall be for a period of three years from the date of disclosure under this Agreement.

6.	OTHER PROVISIONS

6.1	Any variation to this Agreement is only valid if it is in writing and signed by or on behalf of each Party.

6.2	This Agreement may not be assigned by a Party without the prior written consent of the other Party.

6.3
Any delay or failure by the Discloser in exercising any right, power or privilege under this Agreement shall not constitute a waiver of such right, power or privilege nor shall any single or partial exercise preclude any future exercise.

6.4
The rights and remedies of each of the Parties under or pursuant to this Agreement are cumulative, may be exercised as often as such Party considers appropriate and are in addition to its rights and remedies under general law.

6.5
The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

6.6
A person who is not a party to this Agreement other than the Discloser's Affiliate shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms. Notwithstanding the foregoing, this Agreement may be varied or terminated by agreement in writing between the Parties or this Agreement may be rescinded (in each case) without the consent of any such Affiliates.

6.7
This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of the Agreement, and all of which, when taken together, shall be deemed to constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

6.8
This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law and subject to the exclusive jurisdiction of the English courts.

Signed for and on behalf of [ ]	) ) )	……………………………… Signature
……………………………… Print Name
……………………………… Print Title
Signed for and on behalf of [ ]	) ) )	……………………………… Signature
……………………………… Print Name
……………………………… Print Title

SCHEDULE 12
TIMETABLES

Delivery of a duly completed Selection Notice (Clause 11.1 (Selection of Interest Periods))	U-2 10.00am
Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	U-2 10.00am
Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders' participation)	U-2 11.00am
LIBOR is fixed	Quotation Day as of 11.00am

“U” = date of Utilisation “U – X” = X Business Days prior to the date of Utilisation

SCHEDULE 13
FORM OF INCREASE CONFIRMATION

To:	[●] as Agent

[Parent Company]/[[Obligors' Agent] as Obligors' Agent], for and on behalf of each Obligor

From:	[Increase Lender] (the "Increase Lender")

Dated:

Dear Sirs,

Shire PLC – US$ 2,600,000,000 Term Facilities Agreement
dated 11 November 2013 (the "Agreement")

1.
We refer to the Agreement. This is an Increase Confirmation. Terms defined in the Agreement have the same meaning in this Increase Confirmation unless given a different meaning in this Increase Confirmation.

2.           We refer to Clause 2.2 (Increase).

3.
The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Commitment specified in the schedule (the "Relevant Commitment") as if it was an Original Lender under the Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the relevant Commitment is to take effect (the "Increase Date") is [insert date].

5.	On the Increase Date, the Increase Lender becomes party to the Finance Documents as a Lender.

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders' obligations referred to in paragraph (F) of Clause 2.2 (Increase).

8.	The Increase Lender confirms that it is:

(a)	[not] a UK Qualifying Lender and [not] an Irish Qualifying Lender; and

(b)	[a Treaty Lender with respect to [the United Kingdom] [and] [Ireland [and, in the case of the latter, that it is a Treaty Lender which is not otherwise an Irish Qualifying Lender]]].9

9.	The Increase Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom Tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.10

10.	The Increase Lender confirms that it is not a Defaulting Lender.

11.	The Increase Lender confirms that it is [not]11 an Acceptable Bank.

12.
[The Increase Lender confirms that it is a UK Treaty Lender that holds a passport under the HMRC DT Treaty Passport Scheme (reference number [           ]), so that interest payable to it by a UK Borrower is generally subject to full exemption from UK withholding tax and its jurisdiction of Tax residence is [  ] and notifies the Parent Company that:

(a)	each UK Borrower which is a Party as a UK Borrower as at the Increase Date must, to the extent that the Increase Lender becomes a Lender under the

9   Delete/amend as applicable. Note that, pursuant to paragraph (C) of Clause 15.2 (Tax gross-up), the Increase Lender must confirm whether it is a UK Qualifying Lender and an Irish Qualifying Lender and whether it is a Treaty Lender with respect to the UK and Ireland (and, in the case of the latter, whether it is a Treaty Lender which is not otherwise an Irish Qualifying Lender).

10  Include if Increase Lender comes within paragraph (a)(iii) of the definition of Qualifying Lender in Clause 15.1(A) (Definitions).

11  Include/delete as applicable.

Facility which is made available to that Borrower pursuant to Clause 2 (The Facility) of the Agreement, make an application to HM Revenue & Customs under form DTTP2 in accordance with paragraph (K)(i) of Clause 15.2 (Tax gross-up); and

(b)
each Additional Borrower which is a UK Borrower and which becomes an Additional Borrower after the Increase Date must make an application to HM Revenue & Customs under form DTTP2 in accordance with paragraph (K)(ii) of Clause 15.2 (Tax gross-up).12

13.	This Increase Confirmation may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Increase Confirmation.

14.	This Increase Confirmation and any non contractual obligations arising out of or in connection with it are governed by English law.

15.	This Increase Confirmation has been entered into on the date stated at the beginning of this Increase Confirmation.

12 This confirmation must be included if the Increase Lender holds a passport under the HMRC DT Treaty Passport Scheme and wishes that scheme to apply to this Agreement.  A copy of the Increase Confirmation must be sent to the Parent Company at the same time as the Agent.

THE SCHEDULE

Relevant Commitment/rights and obligations to be assumed by the Increase Lender

[Insert relevant details]

[Facility Office address, email address, fax number and attention details for notices and account details for payments]

[Increase Lender]

Branch:	[ ]

Branch MEI:	[ ]

By:

This Increase Confirmation is accepted as an Increase Confirmation for the purposes of the Agreement by the Agent and the Increase Date is confirmed as [                   ].

[Agent]

Agent MEI:	[ ]

By:

SIGNATURES

The Parent Company

SHIRE PLC

By:	/s/ Thomas Greene

Address:	5 Riverwalk
Citywest Business Campus
Dublin 24
Ireland

Contact:	Company Secretary

Facsimile:	+44 (0)1256 894 710

The Obligors' Agent

SHIRE GLOBAL FINANCE

By:	/s/ Thomas Greene

Address:	Hampshire International Business Park
Chineham
Basingstoke
Hampshire
RG24 8ED

Contact:	Company Secretary

Facsimile:	+44 (0)1256 894 710

The Original Guarantor

SHIRE PLC

By:	/s/ Thomas Greene

Address:	5 Riverwalk
Citywest Business Campus
Dublin 24
Ireland

Contact:	Company Secretary

Facsimile:	+44 (0)1256 894 710

The Original Borrowers

SHIRE PLC

By:	/s/ Thomas Greene

Address:	5 Riverwalk
Citywest Business Campus
Dublin 24
Ireland

Contact:	Company Secretary

Facsimile:	+44 (0)1256 894 710

SHIRE GLOBAL FINANCE

By:	/s/ Thomas Greene

Address:	Hampshire International Business Park
Chineham
Basingstoke
Hampshire
RG24 8ED

Contact:	Company Secretary

Facsimile:	+44 (0)1256 894 710

The Original Arranger

MORGAN STANLEY BANK INTERNATIONAL LIMITED

By:	/s/ Kieran P. Ryan

Address:	25 Cabot Square
Canary Wharf
London E14 4QA
England

Primary Contact:	Szilvia Molnar / Balazs Muller

Telephone:	+44 207 677 9806 / 6379

Fax Number:	+44 207 056 1947

Email Address:	Loanservicing@morganstanley.com

The Original Lenders

MORGAN STANLEY BANK INTERNATIONAL LIMITED

By:	/s/ Kieran P. Ryan

Address:	25 Cabot Square
Canary Wharf
London E14 4QA
England

Primary Contact:	Szilvia Molnar / Balazs Muller

Telephone:	+44 207 677 9806 / 6379

Fax Number:	+44 207 056 1947

Email Address:	Loanservicing@morganstanley.com

MORGAN STANLEY BANK, N.A.

By:	/s/ Anish Shah

Address:	c/o Morgan Stanley Bank International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
England

Primary Contact:	Szilvia Molnar / Balazs Muller

Telephone:	+44 207 677 9806 / 6379

Fax Number:	+44 207 056 1947

Email Address:	Loanservicing@morganstanley.com

The Agent

MORGAN STANLEY BANK INTERNATIONAL LIMITED

By:	/s/ Kieran P. Ryan

Address:	25 Cabot Square
Canary Wharf
London E14 4QA
England

Primary Contact:	Noemi Miko / Zara Hayes

Telephone:	+44 207 677 2892 / 4900

Fax Number:	+44 207 056 5471

Email Address:	Loansagency@morganstanley.com

Exhibit 99.1

Press Release
www.shire.com

Shire to acquire ViroPharma in strategic move to strengthen rare disease portfolio; will augment already strong growth prospects
Earnings accretive, revenue growth-enhancing acquisition

Dublin, Ireland and Exton, PA, US – November 11, 2013 – Shire plc (LSE: SHP, NASDAQ: SHPG) and ViroPharma Incorporated (NASDAQ: VPHM) today announce that their Boards of Directors have unanimously approved, and the companies have entered into, a merger agreement pursuant to which Shire will acquire all the outstanding shares of the rare disease company ViroPharma for $50 per share in cash, for a total consideration of approximately $4.2 billion.  The $50 per share price in the transaction represents a 27% premium to ViroPharma's closing share price on Friday, November 8, 2013, the last trading day prior to announcement, and a 64% premium to ViroPharma's unaffected share price of $30.47 on September 12, 2013.

ViroPharma is a high growth, rare disease biopharmaceutical company, whose commercial product CINRYZE® (C1 esterase inhibitor [human]), is a leading brand for the prophylactic treatment of Hereditary Angioedema (HAE).

Shire transaction highlights

•	Excellent strategic fit

•	Expands rare disease portfolio which Shire is strategically committed to strengthen

•	Adds CINRYZE, with growing sales in the prophylactic treatment of HAE, which complements Shire’s FIRAZYR® (icatibant injection)

•	Enhances Shire’s short and long term revenue growth profile

•	Expected annual cost synergies of approximately $150 million by 2015, over and above the improved operating leverage already being driven by the ongoing One Shire reorganization

•	Immediately accretive to Shire’s Non GAAP EPS following completion and enhances earnings growth profile

•	Shire expects transaction to deliver ROIC in excess of its weighted average cost of capital

•	Acquisition to be effected by a tender offer and funded from Shire’s cash resources and existing and new bank facilities

•	Conference call for investors today (details below)

Shire Chief Executive Officer, Flemming Ornskov MD comments:

“The acquisition of ViroPharma will immediately benefit Shire and is entirely consistent with our clear strategic objective of strengthening our rare disease portfolio.  It brings us a new growth driving product which augments our already strong growth prospects.

Shire is uniquely positioned to drive the continued success of CINRYZE for the benefit of patients through our knowledge of the rare disease space, our international infrastructure and our biologics manufacturing expertise.

Shire is also excited by the prospect of being able to offer two complementary treatments, FIRAZYR for the treatment of acute HAE attacks and CINRYZE for prophylactic treatment of patients suffering from HAE. Shire’s priority will be to ensure CINRYZE patients continue to enjoy high standards of service.

Shire has conducted a thorough and collaborative due diligence process over the last few months and, following completion of the transaction, the integration process will be focused on delivering value to all stakeholders. This acquisition is expected to create a $2 billion(1) rare disease revenue base and delivers further strong growth prospects.”

Vincent J. Milano, ViroPharma’s Chief Executive Officer stated:

“We are pleased to announce our merger with Shire, which like ViroPharma, is focused on developing products for patients suffering from rare diseases.

After thoroughly evaluating our strategic options we determined that this transaction is in the best interests of ViroPharma, our shareholders and our patients.

By joining with Shire, ViroPharma will become part of a larger, more diverse biopharmaceutical company and will benefit from Shire’s innovation, scale and global reach.  We will have access to resources to expand product distribution, giving us a platform to provide our crucial therapies, such as CINRYZE, to more patients than ever before.  We look forward to working with Shire’s team and to being part of an even stronger, more geographically diverse organization.”

Further information on ViroPharma

ViroPharma is a leading rare disease company with CINRYZE, a high growth product for prophylactic treatment of HAE, as well as a number of other marketed products and a pipeline of product candidates in the rare disease space. ViroPharma generated total worldwide net revenues of $428 million in 2012. Total worldwide net revenues are forecast by ViroPharma to be in the range of $445 million to $465 million in 2013.

Further information on CINRYZE

In the United States, CINRYZE is indicated for routine prophylaxis against HAE attacks in adolescent and adult patients.

HAE is a rare genetic disease characterized by recurrent sudden attacks of swelling of the skin or the mucous membranes which can be disfiguring, painful and potentially life-threatening in the case of laryngeal attacks. Shire believes that of the approximately 8,000 patients in the U.S. with HAE, the disease is only actively managed in about 3,500 patients.

CINRYZE was approved with orphan drug designation in October 2008 and has grown rapidly since launch in 2009 to generate revenues of $321 million in the U.S. in 2012. On October 31, 2013, ViroPharma forecasted CINRYZE net revenues in North America in 2013 to be between $395 million and $405 million.

Shire believes there is a significant opportunity for future revenue growth, in both the U.S. and ex-U.S. markets, as new HAE patients are identified and treated and additional physicians gain experience with this important therapy. Current consensus estimates(1) for global CINRYZE sales forecast strong revenue growth in the coming  years.  CINRYZE has US orphan drug exclusivity which expires in 2015 and US biologics data exclusivity until 2020.

With CINRYZE in its portfolio, Shire will be able to offer broader outreach to HAE patients and a continuum of care alongside FIRAZYR.

Additional value from ViroPharma’s other marketed products and pipeline

ViroPharma’s portfolio of marketed products also includes PLENADREN® (hydrocortisone modified release) and BUCCOLAM® (midazolam oromucosal solution), both recently launched in major European countries.  PLENADREN is a product for adrenal insufficiency in adults.  BUCCOLAM treats prolonged seizures in infants, children and adolescents.

The acquisition also brings ViroPharma’s pipeline products to Shire, including two phase 2 products being investigated for infectious diseases: Maribavir (for the treatment of cytomegalovirus infection in transplant patients) and VP20621 (for the prevention of recurrent Clostridium difficile infection).  Also in the ViroPharma pipeline are VP-20629 for Friedreich’s Ataxia, currently in phase 1, and an option to acquire Meritage Pharma, which is conducting phase 2 trials with oral budesonide for the treatment of eosinophilic esophagitis. ViroPharma has also sponsored or supported programs to examine potential new indications for CINRYZE in Autoimmune Hemolytic Anemia, Antibody-Mediated Rejection post renal transplantation and Neuromyelitis Optica.

Shire will review these programs as part of its regular pipeline review process to ensure that Shire’s R&D resources are appropriately deployed to those projects that are both strategically relevant to Shire’s commercial focus and have the greatest potential for success.

Financial benefit to Shire

Shire expects the addition of CINRYZE to its Rare Disease Business Unit to create a growing $2 billion revenue business(1) in 2014 which will represent approximately 40% of Shire’s total product sales on a pro forma basis. The acquisition of ViroPharma is expected to enhance Shire’s revenue growth profile in both the short and long term.

Related to the acquisition, Shire estimates that it will realize approximately $150 million of annual cost synergies across the business by 2015, over and above the improved operating leverage already being driven by the ongoing One Shire reorganization.

Following completion, Shire expects that the acquisition of ViroPharma will be accretive to Shire’s Non GAAP EPS immediately and in the longer term. Shire also expects that the transaction will deliver ROIC in excess of its weighted average cost of capital.

Financing

Shire has secured a $2.6 billion fully underwritten short term bank facility, which, in addition to Shire’s cash and cash equivalents and its existing $1.2 billion revolving credit facility, is available to finance the transaction, pay fees and expenses related to the transaction and repay Shire’s existing $1.1 billion convertible bond at its maturity in May 2014 if required. Shire plans to refinance a portion of the short term bank facility through new debt issuances and the use of ViroPharma’s cash and short term investments.

Share Buy-back program

Following the announcement of this transaction, Shire intends to terminate its share buyback program. Shire’s Board of Directors will continue to review Shire’s capital structure on an ongoing basis.

Closing

The acquisition is structured as an all cash tender offer for all the outstanding shares of ViroPharma common stock at a price of $50 per share followed by a merger in which each remaining untendered share of ViroPharma common stock would be converted into the same $50 cash per share consideration as in the tender offer.

Closing of the transaction is subject to customary conditions, including the tender of a majority of the outstanding ViroPharma shares and the receipt of regulatory clearances. Pending anti-trust authority clearances, it is anticipated that the transaction will close in the last quarter of 2013, the first quarter of 2014 or as soon as possible thereafter. The tender offer is not subject to a financing contingency.

Lazard and Morgan Stanley are acting as joint financial advisors to Shire.
Goldman, Sachs & Co. is acting as financial advisor to ViroPharma. Davis Polk & Wardwell LLP is acting as legal advisor to Shire and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to ViroPharma.

Conference Call with Shire CEO and CFO

Live conference call for investors:

Flemming Ornskov, MD, Chief Executive Officer and Graham Hetherington, Chief Financial Officer will host the investor and analyst conference call today (Monday 11 November 2013) at 08:30am GMT/03:30am EDT.

The details of the conference call are as follows:

UK dial in:	08082370030 or 02031394830
US dial in:	1 866 928 7517 or 1 718 873 9077
International Access Numbers:	Click here
Password/Conf ID:	30849732#
Live Webcast:	Register here for the live webcast

Replay:

A replay of the presentation will be available for two weeks by phone and by webcast for three months.  The details of the replay are below:

Playback number:	+44 (0)20 3426 2807
Playback UK toll free number:	0808 237 0026
Password/Conf ID:	643242#
Webcast replay	Click here

For further information please contact:

Investor Relations
For Shire: Eric Rojas	erojas@shire.com	+1 781 482 0999
Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157
For ViroPharma: Robert A. Doody	Robert.doody@viropharma.com	+1 610 321 6290

Media
For Shire: Jessica Mann	jmann@shire.com	+44 1256 894 280
Gwen Fisher	gfisher@shire.com	+1 484 595 9836
For ViroPharma: Paul Caminiti Robin Weinberg Michael Henson	caminiti@sardverb.com rweinberg@sardverb.com mhenson@sardverb.com	+1 212 687 8080 +1 212 687 8080 +44 20 3178 8914

NOTES TO EDITORS

Shire enables people with life-altering conditions to lead better lives.

Shire’s strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

Shire provides treatments in Neuroscience, Rare Diseases, Gastrointestinal, Internal Medicine and Regenerative Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas.

www.shire.com

About Hereditary Angioedema

HAE is a rare genetic disease caused by low levels or a dysfunction of C1 esterase inhibitor (C1-INH). Reduced C1-INH activity can lead to elevated plasma levels of bradykinin, which is thought to be responsible for HAE symptoms.

HAE is characterized by recurrent sudden attacks of edema (swelling) of the skin (hands, arms, feet, legs, thighs, face, genitals) or the mucous membranes (gastrointestinal tract, larynx or voicebox). The swelling can be disfiguring and painful, especially in case of abdominal attacks. Laryngeal attacks are potentially life-threatening due to the risk of suffocation. Unlike angioedema caused by allergic reactions, signs and symptoms such as hives and itching do not occur in HAE. Signs and symptoms of HAE do not respond to standard treatments for allergic angioedema such as epinephrine, corticosteroids, and antihistamines.

About FIRAZYR

FIRAZYR is currently approved in 41 countries worldwide, including the countries of the European Union and the United States for the treatment of acute attacks of HAE in adults.

After injection training, patients may self-administer FIRAZYR.  Most patients respond to a single dose of FIRAZYR.  If response is inadequate or if symptoms recur, up to 2 additional doses may be administered within a 24 hour period at intervals of at least 6 hours.

Important Safety Information

Because laryngeal attacks may be fatal, patients with laryngeal symptoms should administer FIRAZYR and immediately seek medical attention. The most commonly reported adverse reactions were injection site reactions, which occurred in almost all patients (97%) in clinical trials. These most frequently included redness and swelling. Other common adverse reactions reported in at least 1% of patients included fever, transaminase increase, dizziness, and rash.

Full U.S. prescribing information for FIRAZYR is available at www.FIRAZYR.com. For more information about HAE visit www.haea.org. Prescribing information may differ between countries. Please consult your local prescribing information.

About ViroPharma

ViroPharma Incorporated is an international biopharmaceutical company committed to developing and commercializing novel solutions for physician specialists to address unmet medical needs of patients living with diseases that have few if any clinical therapeutic options.

ViroPharma is developing a portfolio of therapeutics for rare and Orphan diseases including C1 esterase inhibitor deficiency, cytomegalovirus (CMV), Friedreich's Ataxia, eosinophilic esophagitis (EoE) and adrenal insufficiency. ViroPharma’s goal is to provide rewarding careers to employees, to create new standards of care in the way serious diseases are treated, and to build international partnerships with the patients, advocates, and health care professionals it serves. ViroPharma’s commercial products address diseases including hereditary angioedema (HAE), seizures in children and adolescents, adrenal insufficiency and C. difficile-associated diarrhea (CDAD). For full U.S. prescribing information on ViroPharma’s products, please download the package inserts at http://www.viropharma.com/Products.aspx; the prescribing information for other countries can be found at www.viropharma.com.

ViroPharma routinely posts information, including press releases, which may be important to investors in the investor relations and media sections of ViroPharma’s web site, www.viropharma.com. ViroPharma encourages investors to consult these sections for more information on ViroPharma and its business.

About CINRYZE (C1 esterase inhibitor [human])

Cinryze is a highly purified, pasteurized and nanofiltered plasma-derived C1 esterase inhibitor product.  In the U.S., Cinryze is approved by the FDA for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE.   In the E.U., the product is approved by the EMA for the treatment and pre-procedure prevention of angioedema attacks in adults and adolescents with HAE, and routine prevention of angioedema attacks in adults and adolescents with severe and recurrent attacks of HAE, who are intolerant to or insufficiently protected by oral prevention treatments or patients who are inadequately managed with repeated acute treatment. Cinryze is for intravenous use only.

Severe hypersensitivity reactions to Cinryze may occur.  Thrombotic events have occurred in patients receiving Cinryze, and in patients receiving off-label high dose C1 inhibitor therapy.  Monitor patients with known risk factors for thrombotic events.  With any blood or plasma derived product, there may be a risk of transmission of infectious agents, e.g. viruses and, theoretically, the CJD agent. The risk has been reduced by screening donors for prior exposure to certain virus infections and by manufacturing steps to reduce the risk of viral transmission including pasteurization and nanofiltration.

The most common adverse reactions in clinical trials associated with Cinryze were rash, headache, nausea, erythema, phlebitis and local reactions at the injection site.  Adverse events of sinusitis and upper respiratory infection also were observed in clinical trials.  No drug-related serious adverse events were reported in clinical trials.

Please visit http://www.viropharma.com/products/cinryze.aspx for the full U.S. Prescribing Information; the prescribing information for other countries can be found at www.viropharma.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock will only be made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials). Investors and security holders are urged to read both the tender offer statement (which will be filed by Shire Pharmaceutical Holdings Ireland Limited (SPHIL) and a subsidiary of SPHIL with the U.S. Securities and Exchange Commission (SEC) and the solicitation/recommendation statement on Schedule 14d-9 with respect to the tender offer (which will be filed by ViroPharma with the SEC) when they become available because they will contain important information, including the terms and conditions of the offer.  Investors and security holders may obtain a free copy of these materials (when available) and other documents filed by SPHIL and ViroPharma with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained (when available) for free by contacting Shire Investor Relations, at the contact information listed below.  ViroPharma also will provide a copy of these materials without charge on its website at www.viropharma.com under the “Investors” section.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

Footnotes
(1)
Based on the most recent consensus estimates compiled by Consensus Forecast Ltd, as of the date of this release, of combined net revenues for Elaprase, Firazyr, Replagal and VPRIV for the year ending December 31, 2013, available on Shire’s website (http://www.shire.com/shireplc/en/investors/forecasts) and FactSet consensus forecasts (downloaded November 4, 2013) for ViroPharma and for the year ending December 31, 2014 for Shire.

SHIRE FORWARD - LOOKING STATEMENTS

Statements included in this announcement that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s products may not be a commercial success;

•	revenues from ADDERALL XR are subject to generic erosion;

•	the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payors in a timely manner for Shire's products may impact future revenues and earnings;

•
Shire relies on a single source for manufacture of certain of its products and a disruption to the supply chain for those products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis;

•
Shire uses third party manufacturers to manufacture many of its products and is reliant upon third party contractors for certain goods and services, and any inability of these third party manufacturers to manufacture products, or any failure of these third party contractors to provide these goods and services, in each case in accordance with its respective contractual obligations, could adversely affect Shire’s ability to manage its manufacturing processes or to operate its business;

•
the development, approval and manufacturing of Shire’s products is subject to extensive oversight by various regulatory agencies and regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•
the actions of certain customers could affect Shire 's ability to sell or market products profitably and fluctuations in buying or distribution patterns by such customers could adversely impact Shire’s revenues, financial conditions or results of operations;

•
investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in the distraction of senior management, significant legal costs and the payment of substantial compensation or fines;

•	Shire’s proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

VIROPHARMA FORWARD - LOOKING STATEMENTS

Statements contained or incorporated by reference in this document contain information that includes or is based on “forward-looking statements”.  These statements include statements regarding planned completion of the offer and the merger.  We have tried, whenever possible, to identify such statements by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “projected,” “forecast,” “will,” “may” or similar expressions.  Because these statements reflect our current views concerning future events and are based on a number of assumptions that could ultimately prove inaccurate, these forward-looking statements are subject to risks and uncertainties including, but not limited to: all elements of our financial guidance for 2013, our ability to continue to successfully commercialize our products in the United States and Europe, the timing and results of anticipated events in our clinical development programs, and our ability to identify and execute upon business development opportunities.

Our actual results may vary depending on a variety of factors, including:

•
our ability to continue to identify and retain prophylaxis Cinryze patients in the United States and Europe at the rate we anticipate, the total number of potential prophylaxis Cinryze patients in the United States and Europe and our market share of HAE patients in the United States and Europe;

•	the size of the market, future growth potential and market share for Buccolam and Plenadren in Europe;

•	the availability of sufficient third party payer reimbursement for each of our products in the United States and Europe;

•	fluctuations in wholesaler and SP order patterns and inventory levels;

•
competition from the approval of products which are currently marketed for other indications by other companies or new pharmaceuticals and technological advances to treat the conditions addressed by Cinryze, Buccolam and Plenadren;

•	changes in prescribing or procedural practices of physicians, including off-label prescribing of products competitive with Cinryze, Buccolam and Plenadren;

•	manufacturing, supply or distribution interruptions, including but not limited to our ability to acquire adequate supplies of Cinryze and our other products in order to meet demand for each product;

•	our ability to receive regulatory approval for the use of Cinryze for additional indications and routes of administration and in additional territories in the timeframes we anticipate or at all;

•	the impact of healthcare reform legislation in the United States;

•	actions by the FDA and EMA or other government regulatory agencies;

•
the timing and results of anticipated events in our clinical development programs including studies with Cinryze subcutaneous formulations, Cinryze for antibody mediated rejection, and maribavir for treatment of CMV infections in transplant recipients; and

•	whether we pursue regulatory approval of Plenadren in the United States.

Biologics such as Cinryze require processing steps that are more difficult than those required for most chemical pharmaceuticals, and as a result, Sanquin, our manufacturer of Cinryze has received observations on Form 483 and a warning letter which require us to continue to meet commitments made to the FDA related to various manufacturing issues. In the event Sanquin fails to meet these commitments, the FDA may take actions that limit our ability to manufacture Cinryze. In the event Sanquin is not able to manufacture the anticipated volume of product at the industrial scale as a result of either FDA requirements, batch failures, variability in batch yields, required maintenance or other causes, we may not be able to satisfy patient demand or build safety stock. Our inability to obtain adequate product supplies to satisfy our patient demand may create opportunities for our competitors and we will suffer a loss of potential future revenues.

Forward looking statements related to the transaction include: the timing of the filings and approvals relating to the transaction and the expected timing of the completion of the transaction; uncertainties as to the percentage of the ViroPharma’s stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or may approve the transaction with certain burdensome conditions that may result in a termination of the Merger Agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the ViroPharma’s filings with the SEC, including the “Risk Factors” sections of the ViroPharma’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by SPHIL and a subsidiary of SPHIL, and the Solicitation/Recommendation Statement to be filed by ViroPharma.  These risks, uncertainties and other factors, individually or in the aggregate, could cause actual results and events to differ materially from those referred to in the forward-looking statements.  All forward-looking statements are based on information currently available to ViroPharma, and ViroPharma assumes no obligation to update any such forward-looking statements.